     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 6, 2000.

                                                     REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                        NEXT LEVEL COMMUNICATIONS, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

             DELAWARE                             3674                            94-3342408
 (STATE OR OTHER JURISDICTION OF      (PRIMARY STANDARD INDUSTRIAL             (I.R.S. EMPLOYER
  INCORPORATION OR ORGANIZATION)      CLASSIFICATION CODE NUMBER)           IDENTIFICATION NUMBER)

                             6085 STATE FARM DRIVE
                         ROHNERT PARK, CALIFORNIA 94928
                                 (707) 584-6820
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                                  KEITH A. ZAR
                    SENIOR VICE PRESIDENT, GENERAL COUNSEL,
                   CHIEF ADMINISTRATIVE OFFICER AND SECRETARY
                        NEXT LEVEL COMMUNICATIONS, INC.
                             6085 STATE FARM DRIVE
                         ROHNERT PARK, CALIFORNIA 94928
                                 (707) 584-6820
      (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING
                        AREA CODE, OF AGENT FOR SERVICE)
                            ------------------------

                                   COPIES TO:

              CHRISTOPHER L. KAUFMAN                                 VINCENT J. PISANO
                 LATHAM & WATKINS                        SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
              135 COMMONWEALTH DRIVE                                 FOUR TIMES SQUARE
           MENLO PARK, CALIFORNIA 94025                          NEW YORK, NEW YORK 10036
                  (650) 328-4600                                      (212) 735-3500

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
   From time to time after the effective date of this Registration Statement

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, check the following box. [ ]
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] __________
     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] __________
     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                        CALCULATION OF REGISTRATION FEE

---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------
 TITLE OF EACH CLASS OF SECURITIES                           PROPOSED MAXIMUM      PROPOSED MAXIMUM
                TO                       AMOUNT TO BE         OFFERING PRICE      AGGREGATE OFFERING        AMOUNT OF
           BE REGISTERED                  REGISTERED           PER SHARE(1)            PRICE(1)          REGISTRATION FEE
---------------------------------------------------------------------------------------------------------------------------
Common Stock ($0.01 par value).....       1,725,000              $65.7815            $113,473,088            $29,957
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------

(1) Estimated solely for the purpose of computing the amount of registration fee, based on the average ($65.7815) of the high ($67.75) and low ($63.813) prices for the common stock as reported on The Nasdaq National Market on June 2, 2000, in accordance with Rule 457(c) promulgated under the Securities Act of 1933.

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT THAT SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SUCH SECTION 8(a), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

        THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                    SUBJECT TO COMPLETION DATED JUNE 6, 2000

                                1,500,000 Shares

                     [NEXT LEVEL COMMUNICATIONS, INC. LOGO]

                                  Common Stock

                               ------------------

     The shares of common stock are being sold by the selling stockholders. We will not receive any of the proceeds from the sale of the common stock.

     On June 2, 2000, the last sale price of our common stock as reported on The Nasdaq National Market (under the symbol "NXTV") was $66.375.

     The underwriter has an option to purchase a maximum of 225,000 additional shares from the selling stockholders to cover over-allotments of shares.

     INVESTING IN THE COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS" ON PAGE 4.

                                                                              UNDERWRITING         PROCEEDS TO THE
                                                           PRICE TO           DISCOUNTS AND            SELLING
                                                            PUBLIC             COMMISSIONS          STOCKHOLDERS
                                                       -----------------   -------------------   -------------------
Per Share............................................          $                    $                     $
Total................................................          $                    $                     $

     Delivery of the shares of common stock will be made on or about
            , 2000.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                           CREDIT SUISSE FIRST BOSTON

               The date of the prospectus is             , 2000.

                               ------------------

                               TABLE OF CONTENTS

                                         PAGE
                                         ----
PROSPECTUS SUMMARY.....................    1
RISK FACTORS...........................    4
FORWARD-LOOKING STATEMENTS.............   13
USE OF PROCEEDS........................   14
DIVIDEND POLICY........................   14
PRICE RANGE OF COMMON STOCK............   14
SELECTED FINANCIAL DATA................   15
MANAGEMENT'S DISCUSSION AND ANALYSIS OF
  FINANCIAL CONDITION AND RESULTS OF
  OPERATIONS...........................   16
BUSINESS...............................   24
MANAGEMENT.............................   34

                                         PAGE
                                         ----
CERTAIN RELATIONSHIPS AND RELATED PARTY
  TRANSACTIONS.........................   41
PRINCIPAL AND SELLING STOCKHOLDERS.....   45
DESCRIPTION OF CAPITAL STOCK...........   48
SHARES ELIGIBLE FOR FUTURE SALE........   52
UNDERWRITING...........................   54
NOTICE TO CANADIAN RESIDENTS...........   55
LEGAL MATTERS..........................   56
EXPERTS................................   56
WHERE YOU CAN FIND ADDITIONAL
  INFORMATION..........................   56
INDEX TO FINANCIAL STATEMENTS..........  F-1

                               ------------------

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS DOCUMENT OR TO WHICH WE HAVE REFERRED YOU. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT. THIS DOCUMENT MAY ONLY BE USED WHERE IT IS LEGAL TO SELL THESE SECURITIES. THE INFORMATION IN THIS DOCUMENT MAY BE ACCURATE ONLY ON THE DATE OF THIS DOCUMENT.

                               PROSPECTUS SUMMARY

     You should read this prospectus summary together with the more detailed information contained in this prospectus, including the risk factors, financial statements and notes to the financial statements. This prospectus assumes no exercise of the underwriter's over-allotment option.

                        NEXT LEVEL COMMUNICATIONS, INC.

     We design and market high-speed, high-volume, also known as broadband, communications equipment that enables telephone companies and other communications service providers to cost-effectively deliver a full suite of voice, data and video services over the existing copper telephone wire infrastructure. Service providers deploying our equipment can either offer voice, data and video services in a single product offering or offer each service separately depending on subscriber demand and the service providers' objectives. We believe that by installing our equipment, telephone companies and other communications service providers will be able to capitalize on, and compete effectively in, the market for integrated voice, data and video services.

     Telephone companies face increasing competition from cable companies that have recently announced plans to offer traditional voice services, as well as high-speed data and video services. Telephone companies, however, have been constrained in their response to this increased competition because the copper wire infrastructure used by most telephone companies has not been capable of delivering high-speed data and video services. Telephone companies seeking to provide broadband services have generally needed to adopt a complex and costly strategy of installing independent equipment from multiple vendors.

     We believe that our equipment enables telephone companies to compete effectively with cable companies in the growing data and video markets. Our equipment is engineered to provide flexibility to enable telephone companies to cost-effectively deploy multiple services to large numbers of subscribers. Our products include equipment located at a telephone company's central office, in the field and at a subscriber's home or business. Telephone companies using our equipment can generate incremental revenues from their existing subscribers and respond to competing service offerings. Additionally, our products are engineered to provide enhanced security for applications such as electronic commerce.

     Our objective is to be the leading supplier of communications equipment used by telephone companies to deliver voice, data and video services to their residential and business customers. To accomplish this objective, we intend to:

     - capitalize on our existing relationships with regional Bell operating companies to increase our sales as they deploy voice, data and video services more broadly;

     - expand our sales into new markets by targeting other communications providers that use a copper telephone wire infrastructure, including local, independent and international telephone companies;

     - maintain and extend our technology leadership to offer new products and features that will provide competitive advantages for all of these communications service providers; and

     - continue to outsource manufacturing of our products to maintain flexibility and reduce costs.

     We commenced operations in July 1994 and recorded our first sale in September 1997. To date, we have sold our products primarily to regional Bell operating companies through our direct sales force. In 1999, we also began to sell our equipment to the local, independent and international telecommunications markets.

     Our principal executive offices are located at 6085 State Farm Drive, Rohnert Park, California 94928 and our telephone number is (707) 584-6820.

                                  THE OFFERING

Common stock offered by
Spencer Trask and related
  parties, the selling
  stockholders................   1,500,000 shares, to be issued upon the
                                 exercise of warrants presently held by Spencer
                                 Trask Holdings, Incorporated and related parties. The exercise price of these warrants will be paid through the surrender of additional warrants with a value equal to such exercise price.

                                 Spencer Trask and its related parties currently hold beneficial ownership of approximately 15.9% of our common stock. Upon completion of this offering, they will hold beneficial ownership of approximately 14.1% of our common stock. Based on closing prices of our common stock through June 2, 2000, we have assumed in this prospectus that warrants to purchase 319,930 shares of our common stock will be surrendered to satisfy the exercise price of the warrants to purchase the 1,500,000 shares being offered by this prospectus. The actual number of warrants surrendered will depend upon the closing price of our common stock for a 20-day period prior to exercise.

Common stock to be outstanding
after this offering...........   81,778,935 shares. This does not include
                                 17,369,882 shares that are reserved for
                                 issuance pursuant to outstanding stock options and approximately 6,660,172 shares that are reserved for issuance pursuant to outstanding warrants held by Spencer Trask Holdings, Incorporated and related parties that will not be exercised or surrendered in connection with this offering.

Dividend policy...............   We do not expect to pay dividends on our common
                                 stock in the foreseeable future. We anticipate that all future earnings, if any, generated from operations will be retained to develop and expand our business.

Use of proceeds...............   We will not receive any proceeds from the sale
                                 and issuance of the common stock included in this offering.

Risks of investment in our
common stock..................   An investment in our common stock is subject to
                                 significant risks. Before making your
                                 investment decision, you should consider carefully the information set forth in the "Risk Factors" section of this prospectus as well as the other information set forth in this prospectus, including our financial statements and the related notes.

Nasdaq National Market
symbol........................   NXTV
                               ------------------

     NLevel(3) is our trademark. This prospectus also contains product names, trade names and trademarks of ours as well as those of other organizations. All other brand names and trademarks appearing in this prospectus are the property of their respective holders.

                             SUMMARY FINANCIAL DATA

     The summary financial data set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the historical financial statements and notes included in this prospectus. The statement of operations data for the years ended December 31, 1997, 1998 and 1999 are derived from audited financial statements included in this prospectus. The statement of operations data for the three months ended March 31, 1999 and March 31, 2000 and the balance sheet data as of March 31, 2000 are derived from the unaudited financial statements included in this prospectus and include all adjustments (consisting of normal recurring items) that management considers necessary for a fair presentation of the financial statements. The results for the three months ended March 31, 2000 are not necessarily indicative of the operating results to be expected in the future.

                                                                               THREE MONTHS ENDED
                                          YEAR ENDED DECEMBER 31,                   MARCH 31,
                                  ---------------------------------------   -------------------------
                                     1997          1998          1999          1999          2000
                                  -----------   -----------   -----------   -----------   -----------
                                                   (IN THOUSANDS, EXCEPT SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Total revenues..................  $     8,311   $    43,830   $    57,597   $     8,777   $    30,479
Gross profit (loss).............       (2,949)          397         6,040           372         5,531
Operating expenses:
  Research and development......       37,064        47,086        48,454        11,253        13,844
  Selling, general and
     administrative.............       26,414        26,248        30,511         6,791         9,565
  Litigation....................           --         5,000            --            --            --
  Noncash compensation charge...           --            --       128,284            --         2,384
Operating loss..................      (66,427)      (77,937)     (201,209)      (17,672)      (20,262)
Other income (expense), net.....           (2)        2,241         2,175           108            (5)
Interest income (expense).......           --        (6,035)       (6,038)       (1,693)        1,837
                                  -----------   -----------   -----------   -----------   -----------
Net loss........................  $   (66,429)  $   (81,731)  $  (205,072)  $   (19,257)  $   (18,430)
                                  ===========   ===========   ===========   ===========   ===========
Pro forma basic and diluted net
  loss per share (actual in
  2000).........................  $     (0.95)  $     (1.08)  $     (2.78)  $     (0.25)  $     (0.23)
                                  ===========   ===========   ===========   ===========   ===========
Shares used in pro forma basic
  and diluted net loss per share
  (actual in 2000)..............   69,967,053    69,967,053    71,597,834    69,967,053    79,766,000

                                                                  AS OF
                                                                MARCH 31,
                                                                   2000
                                                              --------------
                                                              (IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash equivalents...................................     $106,283
Working capital.............................................      131,438
Total assets................................................      228,472
Long-term obligations, net of current portion...............          256
Total stockholders' equity..................................      189,247

See note 14 of notes to the financial statements for an explanation of the determination of pro forma net loss per share.

                                  RISK FACTORS

     You should carefully consider the following risks before making an investment decision. You should also refer to the other information set forth in this prospectus, including our financial statements and the related notes.

               RISKS RELATED TO FINANCIAL ASPECTS OF OUR BUSINESS

WE HAVE INCURRED NET LOSSES FOR OUR ENTIRE HISTORY, WE EXPECT TO INCUR FUTURE LOSSES FOR THE FORESEEABLE FUTURE, AND WE MAY NEVER ACHIEVE PROFITABILITY.

     We incurred net losses of $18.4 million in the quarter ended March 31, 2000, $205.1 million for the year ended December 31, 1999, $81.7 million for the year ended December 31, 1998 and $66.4 million for the year ended December 31, 1997. Our ability to achieve profitability on a continuing basis will depend on the successful design, development, testing, introduction, marketing and broad commercial distribution of our broadband equipment products.

     We expect to continue to incur significant product development, sales and marketing, and administrative expenses. In addition, we depend in part on cost reductions to improve gross profit margins because the fixed-price nature of most of our long-term customer agreements prevents us from increasing prices. As a result, we will need to generate significant revenues and improve gross profit margins to achieve and maintain profitability. We may not be successful in reducing our costs or in selling our products in sufficient volumes to realize cost benefits from our manufacturers. We cannot be certain that we can generate sufficient revenues or gross profit margin improvements to achieve profitability.

OUR LIMITED OPERATING HISTORY MAKES IT DIFFICULT FOR YOU TO EVALUATE OUR BUSINESS AND PROSPECTS.

     We recorded our first sale in September 1997. As a result, we have only a limited operating history upon which you may evaluate our business and prospects. You should consider our prospects in light of the heightened risks and unexpected expenses and difficulties frequently encountered by companies in an early stage of development. These risks, expenses and difficulties, which are described further below, apply particularly to us because the market for equipment for delivering voice, data and video services is new and rapidly evolving. Due to our limited operating history, it will be difficult for you to evaluate whether we will successfully address these risks.

WE EXPECT OUR QUARTERLY REVENUES AND OPERATING RESULTS TO FLUCTUATE, AND THESE FLUCTUATIONS MAY MAKE OUR STOCK PRICE VOLATILE.

     Our quarterly revenues and operating results have fluctuated in the past and are likely to fluctuate significantly in the future. As a result, we believe that quarter-to-quarter comparisons of our operating results may not be meaningful. Fluctuations in our quarterly revenues or operating results may cause volatility in the price of our stock. It is likely that in some future quarter our operating results may be below the expectations of public market analysts and investors, which may cause the price of our stock to fall. Factors likely to cause variations in our quarterly revenues and operating results include:

     - delays or cancellations of any orders by U S WEST, which accounted for approximately 84% of our revenues in the first quarter of 2000, or by any other customer accounting for a significant portion of our revenues;

     - variations in the timing, mix and size of orders and shipments of our products throughout a quarter or year;

     - new product introductions by us or by our competitors;

     - the timing of upgrades of telephone companies' infrastructure;

     - variations in capital spending budgets of telephone companies; and

     - increased expenses, whether related to sales and marketing, product development or administration.

     The amount and timing of our operating expenses generally will vary from quarter to quarter depending on the level of actual and anticipated business activity. Because most of our operating expenses are fixed in the short term, we may not be able to quickly reduce spending if our revenues are lower than we had projected and our results of operations could be harmed.

BECAUSE OUR SALES CYCLE IS LENGTHY AND VARIABLE, THE TIMING OF OUR REVENUES IS DIFFICULT TO PREDICT, AND WE MAY INCUR SALES AND MARKETING EXPENSES WITH NO GUARANTEE OF FUTURE SALES.

     Customers view the purchase of our products as a significant and strategic decision. As a result, customers typically undertake significant evaluation, testing and trial of our products before deployment. This evaluation process frequently results in a lengthy sales cycle, typically ranging from six months to more than a year. Before a customer places an order, we may incur substantial sales and marketing expenses and expend significant management efforts. In addition, product purchases are frequently subject to unexpected administrative, processing and other delays on the part of our customers. This is particularly true for customers for whom our products represent a very small percentage of their overall purchasing activities. As a result, sales forecasted to be made to a specific customer for a particular quarter may not be realized in that quarter, and this could result in lower than expected revenues.

WE MAY NOT BE ABLE TO OBTAIN SUFFICIENT FINANCING TO FUND OUR BUSINESS AND, AS A RESULT, WE MAY NOT BE ABLE TO GROW AND COMPETE EFFECTIVELY.

     We may need to raise additional funds if our estimates of revenues or capital requirements change or prove inaccurate. If we cannot raise these funds, we may not be able to grow our business. We may need additional capital if we need to respond to unforeseen technological or marketing hurdles or if we desire to take advantage of unanticipated opportunities. In addition, we expect to review potential acquisitions that would complement our existing product offerings or enhance our technical capabilities that could require potentially significant amounts of capital. Funds may not be available at the time or times needed on terms acceptable to us, if at all. If adequate funds are not available, or are not available on acceptable terms, we may not be able to take advantage of market opportunities, to make acquisitions, to develop new products or to otherwise respond to competitive pressures effectively.

                         RISKS RELATED TO OUR CUSTOMERS

OUR CUSTOMER BASE OF TELEPHONE COMPANIES IS EXTREMELY CONCENTRATED AND THE LOSS OF OR REDUCTION IN BUSINESS FROM EVEN ONE OF OUR CUSTOMERS, PARTICULARLY U S WEST, COULD CAUSE OUR SALES TO FALL SIGNIFICANTLY.

     A small number of customers have accounted for a large part of our revenues to date. We expect this concentration to continue in the future. If we lose one of our significant customers, our revenues could be significantly reduced. U S WEST accounted for 84% of total revenues in the first quarter of 2000 and 67% of total revenues in 1999. Our agreements with our customers are cancelable by these customers on short notice, without penalty, do not obligate the customers to purchase any products and are not exclusive. Accordingly, we may lose revenues from our significant customers at any time.

CONSOLIDATION AMONG TELEPHONE COMPANIES MAY REDUCE OUR SALES.

     Consolidation in the telecommunications industry may cause delays in the purchase of our products and cause a reexamination of strategic and purchasing decisions by our customers. In addition, we may lose relationships with key personnel within a customer's organization due to budget cuts, layoffs, or other disruptions following a consolidation. For example, our sales to Bell Atlantic, previously one of our largest clients, have decreased significantly as a result of a shift in focus by Bell Atlantic resulting from its merger with NYNEX. Additionally, our largest customer, U S WEST, has announced a pending merger with Qwest, and we cannot predict the effect that this merger will have on our sales to U S WEST.

A SIGNIFICANT MARKET FOR OUR PRODUCTS MAY NOT DEVELOP IF TELEPHONE COMPANIES DO NOT SUCCESSFULLY DEPLOY BROADBAND SERVICES SUCH AS HIGH-SPEED DATA AND VIDEO.

     Telephone companies have just recently begun offering high-speed data services, and most telephone companies have not offered video services at all. Unless telephone companies make the strategic decision to enter the market for providing broadband services, a significant market for our products may not develop. Sales of our products largely depend on the increased use and widespread adoption of broadband services and the ability of our customers to market and sell broadband services, including video services, to their customers. Certain critical issues concerning use of broadband services are unresolved and will likely affect their use. These issues include security, reliability, speed and volume, cost, government regulation and the ability to operate with existing and new equipment.

     Even if telephone companies decide to deploy broadband services, this deployment may not be successful. Our customers have delayed deployments in the past and may delay deployments in the future. Factors that could cause telephone companies not to deploy, to delay deployment of, or to fail to deploy successfully the services for which our products are designed include the following:

     - industry consolidation;

     - regulatory uncertainties and delays affecting telephone companies;

     - varying quality of telephone companies' network infrastructure and cost of infrastructure upgrades and maintenance;

     - inexperience of telephone companies in obtaining access to video programming content from third party providers;

     - inexperience of telephone companies in providing broadband services and the lack of sufficient technical expertise and personnel to install products and implement services effectively;

     - uncertain subscriber demand for broadband services; and

     - inability of telephone companies to predict return on their investment in broadband capable infrastructure and equipment.

     Unless our products are successfully deployed and marketed by telephone companies, we will not be able to achieve our business objectives and increase our revenues.

GOVERNMENT REGULATION OF OUR CUSTOMERS AND RELATED UNCERTAINTY COULD CAUSE OUR CUSTOMERS TO DELAY THE PURCHASE OF OUR PRODUCTS.

     The Telecommunications Act requires telephone companies, such as the regional Bell operating companies, to offer their competitors cost-based access to some elements of their networks. These telephone companies may not wish to make expenditures for infrastructure and equipment required to provide broadband services if they will be forced to allow competitors access to this infrastructure and equipment. The Federal Communications Commission, or FCC, recently announced that, except in limited circumstances, it will not require incumbent carriers to offer their competitors access to the facilities and equipment used to provide high-speed data services. Nevertheless, other regulatory and judicial proceedings relating to telephone companies' obligations to provide elements of their network to competitors are pending. The uncertainties caused by these regulatory proceedings may cause these telephone companies to delay purchasing decisions at least until the proceedings and any related judicial appeals are completed. The outcomes of these regulatory proceedings, as well as other FCC regulation, may cause these telephone companies not to deploy services for which our products are designed or to further delay deployment. Additionally, telephone companies' deployment of broadband services may be slowed down or stopped because of the need for telephone companies to obtain permits from city, state or federal authorities to implement infrastructure for products such as ours. Any delay in deployment of products by our customers could harm our sales. For a more detailed description of these and other regulatory matters that may affect our business, see "Business -- Regulation of Customers."

OUR CUSTOMERS AND POTENTIAL CUSTOMERS WILL NOT PURCHASE OUR PRODUCTS IF THEY DO NOT HAVE THE INFRASTRUCTURE NECESSARY TO USE OUR PRODUCTS.

     The copper wire infrastructures over which telephone companies may deliver voice, data and video services using our products vary in quality and reliability. As a result, some of these telephone companies may not be able to deliver a full set of voice, data and video services to their customers, despite their intention to do so, and this could harm our sales. Even after installation of our products, we remain highly dependent on telephone companies to continue to maintain their infrastructure so that our products will operate at a consistently high performance level. Infrastructure upgrades and maintenance may be costly, and telephone companies may not have the necessary financial resources. This may be particularly true for our smaller customers and potential customers such as independent telephone companies and domestic local telephone companies. If our current and potential customers' infrastructure is inadequate, we may not be able to generate anticipated revenues from them.

                         RISKS RELATED TO OUR INDUSTRY

IF COMPETING TECHNOLOGIES THAT OFFER ALTERNATIVE SOLUTIONS TO OUR PRODUCTS ACHIEVE WIDESPREAD ACCEPTANCE, THE DEMAND FOR OUR PRODUCTS MAY NOT DEVELOP.

     Technologies that compete with our products include other telecommunications-related wireline technologies, cable-based technologies, fixed wireless technologies and satellite technologies. If these alternative technologies are chosen by our existing and potential customers, our business, financial condition and results of operations could be harmed. In particular, cable operators are currently deploying products that will be capable of delivering voice, high-speed data and video services over cable, including products from General Instrument, our principal stockholder, and Motorola, its parent. Our technology may not be able to compete effectively against these technologies on price, performance or reliability.

     Our customers or potential customers that also offer cable-based services may choose to purchase cable-based technologies. Cable service providers that offer not only data and video but also telephony over cable systems will give subscribers the alternative of purchasing all communications services from a single communications service provider, allowing the potential for more favorable pricing and a single point of contact for bill payment and customer service. If these services are implemented successfully over cable connections, they will compete directly with the services offered by telephone companies using our products. In addition, several telephone companies have commenced the marketing of video services over direct broadcast satellite while continuing to provide voice and data services over their existing copper wire infrastructure. If any of these services are accepted by consumers, the demand for our products may not develop and our ability to generate revenues will be harmed.

WE FACE INTENSE COMPETITION IN PROVIDING EQUIPMENT FOR TELECOMMUNICATIONS NETWORKS FROM LARGER AND MORE WELL-ESTABLISHED COMPANIES, AND WE MAY NOT BE ABLE TO COMPETE EFFECTIVELY WITH THESE COMPANIES.

     Many of our current and potential competitors have longer operating histories, greater name recognition and significantly greater financial, technical, marketing and distribution resources than we do. These competitors may undertake more extensive marketing campaigns, adopt more aggressive pricing policies and devote substantially more resources to developing new products than we are able to, which could result in the loss of current customers and impair our ability to attract potential customers.

     Our significant current and potential competitors include Advanced Fibre Communications, Alcatel, Cisco Systems, Efficient Networks, Ericsson, Lucent Technologies, Nokia, Nortel Networks, RELTEC (acquired by BAE Systems, CNI Division, formerly GEC Marconi), Scientific Atlanta, Siemens and our principal stockholder, General Instrument (which was acquired by Motorola), as well as emerging companies that are developing new technologies. Some of these competitors have existing relationships with our current and prospective customers. In addition, we anticipate that other large companies, such as Matsushita Electric Industrial (which markets products under the Panasonic brand name), Microsoft, Network Computer, Philips, Sony, STMicroelectronics and Toshiba America, will likely introduce products that compete with our N(3) Residential Gateway product in the future. Our customer base may be attracted by the name and resources of these large, well-known companies and may prefer to purchase products from them instead of us.

CONSOLIDATION OF OUR COMPETITORS MAY CAUSE US TO LOSE CUSTOMERS AND NEGATIVELY AFFECT OUR SALES.

     Consolidation in the telecommunications equipment industry may strengthen our competitors' positions in our market, cause us to lose customers and hurt our sales. For example, Alcatel acquired DSC Communications, Lucent acquired Ascend Communications and BAE Systems, CNI Division, formerly GEC Marconi, acquired RELTEC. Acquisitions such as these may strengthen our competitors' financial, technical and marketing resources and provide them access to regional Bell operating companies and other potential customers. Consolidation may also allow some of our competitors to penetrate new markets that we have targeted, such as domestic local, independent and international telephone companies. This consolidation may negatively affect our ability to increase revenues.

IF WE DO NOT RESPOND QUICKLY TO CHANGING CUSTOMER NEEDS AND FREQUENT NEW PRODUCT INTRODUCTIONS BY OUR COMPETITORS, OUR PRODUCTS MAY BECOME OBSOLETE.

     Our position in existing markets or potential markets could be eroded rapidly by product advances. The life cycles of our products are difficult to estimate. Our growth and future financial performance will depend in part upon our ability to enhance existing products and develop and introduce new products that keep pace with:

     - the increasing use of the Internet;

     - the growth in remote access by telecommuters;

     - the increasingly diverse distribution sources for high quality digital video; and

     - other industry and technological trends.

     We expect that our product development efforts will continue to require substantial investments. We may not have sufficient resources to make the necessary investments. If we fail to timely and cost-effectively develop new products that respond to new technologies and customer needs, the demand for our products may fall and we could lose revenues.

              RISKS ASSOCIATED WITH OTHER ASPECTS OF OUR BUSINESS

OUR EXECUTIVE OFFICERS AND CERTAIN KEY PERSONNEL ARE CRITICAL TO OUR BUSINESS AND THE LOSS OF THEIR SERVICES COULD DISRUPT OUR OPERATIONS AND OUR CUSTOMER RELATIONSHIPS.

     None of our executive officers or key employees is bound by an employment agreement. Many of these employees have a significant number of options to purchase our common stock. Many of these options are currently vested and some of our key employees may leave us once they have exercised their options. In addition, our engineering and product development teams are critical in developing our products and have developed important relationships with our regional Bell operating company customers and their technical staffs. The loss of any of these key personnel could harm our operations and customer relationships.

COMPETITION FOR QUALIFIED PERSONNEL IN THE TELECOMMUNICATIONS EQUIPMENT INDUSTRY IS INTENSE, AND IF WE ARE NOT SUCCESSFUL IN ATTRACTING AND RETAINING THESE PERSONNEL, OUR ABILITY TO GROW OUR BUSINESS MAY BE HARMED.

     Competition for qualified personnel in the telecommunications equipment industry, specifically in the Rohnert Park, California area, is intense, and we may not be successful in attracting and retaining such personnel. Failure to attract qualified personnel could harm the growth of our business.

     We are actively searching for research and development engineers and sales and marketing personnel who are in short supply. Competitors and others have in the past and may in the future attempt to recruit our employees. In addition, companies in the telecommunications industry whose employees accept positions with competitors frequently claim that the competitors have engaged in unfair hiring practices. We may receive such notices in the future as we seek to hire qualified personnel and such notices may result in material litigation and related disruption to our operations.

OUR OPERATIONS AND CUSTOMER RELATIONSHIPS MAY BECOME STRAINED DUE TO RAPID EXPANSION.

     We have expanded our operations rapidly since inception. We intend to continue to expand in the foreseeable future to pursue existing and potential market opportunities both inside and outside the United States. This rapid growth places a significant demand on management and operational resources. Our management, personnel, systems, procedures, controls and customer service may be inadequate to support our future operations. To manage expansion effectively, we must implement and improve our operational systems, procedures, controls and customer service on a timely basis. We expect significant strain on our order and fulfillment process and our quality control systems if significant expansion of business activity occurs. If we are unable to properly manage this growth, our operating results, reputation and customer relationships could be harmed.

OUR LIMITED ABILITY TO PROTECT OUR INTELLECTUAL PROPERTY MAY AFFECT OUR ABILITY TO COMPETE, AND WE COULD LOSE CUSTOMERS.

     We rely on a combination of patent, copyright and trademark laws, and on trade secrets and confidentiality provisions and other contractual provisions to protect our intellectual property. There is no guarantee that these safeguards will protect our intellectual property and other valuable confidential information. If our methods of protecting our intellectual property in the United States or abroad are not adequate, our competitors may copy our technology or independently develop similar technologies and we could lose customers. In addition, the laws of some foreign countries do not protect our proprietary rights as fully as do the laws of the United States. If we fail to adequately protect our intellectual property, it would be easier for our competitors to sell competing products, which could harm our business.

THIRD-PARTY CLAIMS REGARDING INTELLECTUAL PROPERTY MATTERS COULD CAUSE US TO STOP SELLING OUR PRODUCTS, LICENSE ADDITIONAL TECHNOLOGY OR PAY MONETARY DAMAGES.

     From time to time, third parties, including our competitors and customers, have asserted patent, copyright and other intellectual property rights to technologies that are important to us. We expect that we will increasingly be subject to infringement claims as the number of products and competitors in our market grows and the functionality of products overlaps, and our products may currently infringe on one or more United States or international patents. The results of any litigation are inherently uncertain. In the event of an adverse result in any litigation with third parties that could arise in the future, we could be required:

     - to pay substantial damages, including paying treble damages if we are held to have willfully infringed;

     - to halt the manufacture, use and sale of infringing products;

     - to expend significant resources to develop non-infringing technology; and/or

     - to obtain licenses to the infringing technology.

     Licenses may not be available from any third party that asserts intellectual property claims against us, on commercially reasonable terms, or at all. In addition, litigation frequently involves substantial expenditures and can require significant management attention, even if we ultimately prevail. In addition, we indemnify our customers for patent infringement claims, and we may be required to obtain licenses on their behalf, which could subject us to significant additional costs.

WE DEPEND ON THIRD-PARTY MANUFACTURERS AND ANY DISRUPTION IN THEIR MANUFACTURE OF OUR PRODUCTS WOULD HARM OUR OPERATING RESULTS.

     We contract for the manufacture of all of our products and have limited in-house manufacturing capabilities. We rely primarily on two large contract manufacturers: SCI Systems and ACT Manufacturing (formerly, CMC Industries). The efficient operation of our business will depend, in large part, on our ability to have these and other companies manufacture our products in a timely manner, cost-effectively and in sufficient volumes while maintaining consistent quality. As our business grows, these manufacturers may not have the capacity to keep up with the increased demand. Any manufacturing disruption could impair our ability to fulfill orders and could cause us to lose customers.

WE HAVE NO LONG-TERM CONTRACTS WITH OUR MANUFACTURERS, AND WE MAY NOT BE ABLE TO DELIVER OUR PRODUCTS ON TIME IF ANY OF THESE MANUFACTURERS STOP MAKING OUR PRODUCTS.

     We have no long-term contracts or arrangements with any of our contract manufacturers that guarantee product availability, the continuation of particular payment terms or the extension of credit limits. If our manufacturers are unable or unwilling to continue manufacturing our products in required volumes, we will have to identify acceptable alternative manufacturers, which could take in excess of three months. For example, Flextronics International, previously designated to be the sole manufacturer of our ETHERset product, discontinued its relationship with us due to lack of order volume. It is possible that a source may not be available to us when needed or be in a position to satisfy our production requirements at acceptable prices and on a timely basis. If we cannot find alternative sources for the manufacture of our products, we will not be able to meet existing demand. As a result, we may lose existing customers, and our ability to gain new customers may be significantly constrained.

OUR INABILITY TO PRODUCE SUFFICIENT QUANTITIES OF OUR PRODUCTS BECAUSE OF OUR DEPENDENCE ON COMPONENTS FROM KEY SOLE SUPPLIERS COULD RESULT IN DELAYS IN THE DELIVERY OF OUR PRODUCTS AND COULD HARM OUR REVENUES.

     Some parts, components and equipment used in our products are obtained from sole sources of supply. If our sole source suppliers or we fail to obtain components in sufficient quantities when required, delivery of our products could be delayed resulting in decreased revenues. Additional sole-sourced components may be incorporated into our equipment in the future. We do not have any long-term supply contracts to ensure sources of supply. In addition, our suppliers may enter into exclusive arrangements with our competitors, stop selling their products or components to us at commercially reasonable prices or refuse to sell their products or components to us at any price, which could harm our operating results.

THE OCCURRENCE OF ANY DEFECTS, ERRORS OR FAILURES IN OUR PRODUCTS COULD RESULT IN DELAYS IN INSTALLATION, PRODUCT RETURNS AND OTHER LOSSES TO US OR TO OUR CUSTOMERS OR END USERS.

     Our products are complex and may contain undetected defects, errors or failures. These problems have occurred in our products in the past and additional problems may occur in our products in the future and could result in the loss of or delay in market acceptance of our products. In addition, we have limited experience with commercial deployment and we expect additional defects, errors and failures as our business expands from trials to commercial deployment at certain customers. We will have limited experience with the problems that could arise with any new products that we introduce. Further, our customer agreements generally include a longer warranty for defects than our manufacturing agreements. These defects could result in a loss of sales and additional costs and liabilities to us as well as damage to our reputation and the loss of our customers.

WE DO NOT HAVE SIGNIFICANT EXPERIENCE IN INTERNATIONAL MARKETS AND MAY HAVE UNEXPECTED COSTS AND DIFFICULTIES IN DEVELOPING INTERNATIONAL REVENUES.

     We plan to extend the marketing and sales of our products internationally. International operations are generally subject to inherent risks and challenges that could harm our operating results, including:

     - unexpected changes in telecommunications regulatory requirements;

     - limited number of telephone companies operating internationally;

     - expenses associated with developing and customizing our products for foreign countries;

     - tariffs, quotas and other import restrictions on telecommunications equipment;

     - longer sales cycles for our products; and

     - compliance with international standards that differ from domestic standards.

     To the extent that we generate international sales in the future, any negative effects on our international business could harm our business, operating results and financial condition. In particular, fluctuating exchange rates may contribute to fluctuations in our results of operations.

                         RISKS RELATED TO THIS OFFERING

MOTOROLA MAY EXERCISE SIGNIFICANT INFLUENCE OVER OUR BUSINESS AND AFFAIRS AND OUR STOCKHOLDER VOTES AND, FOR ITS OWN REASONS, COULD PREVENT TRANSACTIONS WHICH OUR OTHER STOCKHOLDERS MAY VIEW AS FAVORABLE.

     Motorola, through its ownership of General Instrument, beneficially owns approximately 80% of the outstanding shares of our common stock. Motorola will be able to exercise significant influence over all matters relating to our business and affairs, including approval of significant corporate transactions, which could delay or prevent someone from acquiring or merging with us and could prevent you from receiving a premium for your shares.

     We do not know whether Motorola's plans for our business and affairs will be different than our existing plans and whether any changes that may be implemented under Motorola's control will be beneficial or detrimental to our other stockholders.

OUR PRINCIPAL STOCKHOLDER AND ITS PARENT MAY HAVE INTERESTS THAT CONFLICT WITH THE BEST INTERESTS OF OUR OTHER STOCKHOLDERS AND US AND MAY CAUSE US TO FORGO OPPORTUNITIES OR TAKE ACTIONS THAT DISPROPORTIONATELY BENEFIT OUR PRINCIPAL STOCKHOLDER.

     It is possible that General Instrument or Motorola could be in a position involving a conflict of interest with us. In addition, individuals who are officers or directors both of Motorola or General Instrument and of us may have fiduciary duties to both companies. For example, a conflict may arise if our principal stockholder were to engage in activities or pursue corporate opportunities that may overlap with our business. These conflicts could harm our business and operating results. Our certificate of incorporation contains provisions intended to protect our principal stockholder and these individuals in these situations. These provisions limit your legal remedies.

THE PRICE OF OUR COMMON STOCK HAS BEEN AND MAY CONTINUE TO BE HIGHLY VOLATILE.

     The stock markets have in general, and with respect to high technology companies, including us, in particular, recently experienced extreme stock price and volume volatility, often unrelated to the financial performance of particular companies. The price at which our common stock will trade in the future is likely to also be highly volatile and may fluctuate substantially due to factors such as:

     - actual or anticipated fluctuations in our operating results;

     - changes in or our failure to meet securities analysts' expectations;

     - announcements of technological innovations by us or our competitors;

     - introduction of new products and services by us or our competitors;

     - limited public float of our common stock;

     - conditions and trends in the telecommunications and other technology industries; and

     - general economic and market conditions.

SALES OF SHARES OF OUR COMMON STOCK BY EXISTING STOCKHOLDERS COULD CAUSE THE MARKET PRICE OF OUR COMMON STOCK TO DROP SIGNIFICANTLY.

     As of June 2, 2000, we had 80,278,935 shares of common stock outstanding. As of June 2, 2000, Motorola indirectly owned 64,103,724 shares of our common stock and Spencer Trask and related persons owned 4,863,329 shares of our common stock and held warrants to purchase an additional 8,480,102 shares of our common stock, of which 1,500,000 will be exercised to acquire the shares of common stock offered hereby. Based on closing prices of our common stock through June 2, 2000, we have assumed that warrants to purchase an additional 319,930 shares of our common stock will be surrendered to satisfy the exercise price of the warrants to purchase the 1,500,000 shares being offered by this prospectus. The actual number of warrants surrendered will depend upon the closing price of our common stock for a 20-day period prior to exercise. If Motorola, Spencer Trask and persons related to Spencer Trask or any of our other stockholders sell substantial amounts of common stock, including shares sold in this offering and issued upon exercise of outstanding options and warrants, in the public market, the market price of the common stock could fall. In addition, any distribution of shares of our common stock by Motorola to its stockholders could also have an adverse effect on the market price.

     Under federal securities laws, the shares beneficially owned by Motorola and the persons related to Spencer Trask, unless registered under the Securities Act, generally may be resold in the public market only following a one-year holding period that began to run on November 12, 1999. Motorola and Spencer Trask and its related persons and their transferees are entitled to registration rights pursuant to which they may require that we register their shares under the Securities Act.

     In addition, as of June 2, 2000, there were outstanding options to purchase 17,369,882 shares of our common stock. Subject to vesting provisions and, in the case of our affiliates, volume and manner of sale restrictions, the shares of common stock issuable upon the exercise of our outstanding employee options will be eligible for sale into the public market at various times.

ANTI-TAKEOVER PROVISIONS IN OUR CHARTER DOCUMENTS AND DELAWARE LAW COULD PREVENT OR DELAY A CHANGE IN CONTROL OF OUR COMPANY THAT A STOCKHOLDER MAY CONSIDER FAVORABLE.

     Several provisions of our certificate of incorporation and by-laws and Delaware law may discourage, delay or prevent a merger or acquisition that a stockholder may consider favorable. These provisions include:

     - authorizing the issuance of preferred stock without stockholder approval;

     - providing for a classified board of directors with staggered, three-year terms;

     - prohibiting cumulative voting in the election of directors;

     - restricting business combinations with interested stockholders;

     - limiting the persons who may call special meetings of stockholders;

     - prohibiting stockholder action by written consent;

     - establishing advance notice requirements for nominations for election to the board of directors or for proposing matters that can be acted on by stockholders at stockholder meetings; and

     - requiring super-majority voting to effect amendments to our certificate of incorporation and by-laws.

     Some of these provisions do not currently apply to Motorola and its affiliates. For a more detailed description of these provisions, see "Description of Capital Stock."

                           FORWARD-LOOKING STATEMENTS

     Some of the statements under "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business" and elsewhere in this prospectus constitute forward-looking statements. These statements relate to future events or our future financial performance. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "expect," "plan," "anticipate," "believe," "estimate," "predict," "potential" or "continue" or the negative of such terms or other comparable terminology. These statements involve known and unknown risks, uncertainties, and other factors that may cause our or our industry's actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. These factors include, among other things, those listed under "Risk Factors" and elsewhere in this prospectus.

     Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements.

                                USE OF PROCEEDS

     The common stock is being sold by the selling stockholders for their own account, and we will not receive any of the proceeds from the sale of the selling stockholders' common stock.

                                DIVIDEND POLICY

     We have never declared or paid any cash dividends on our common stock, and we do not expect to pay dividends on our common stock in the foreseeable future. We anticipate that all future earnings, if any, generated from operations will be retained to develop and expand our business. Any future determination with respect to the payment of dividends will be at the discretion of our board of directors and will depend upon, among other things, our operating results, financial condition and capital requirements, the terms of any then-existing indebtedness, general business and economic conditions and such other factors as our board of directors deems relevant.

                          PRICE RANGE OF COMMON STOCK

     During 1999, we completed our initial public offering in which we sold 9,775,000 shares of our common stock at a price of $20.00 per share. Our common stock is listed on The Nasdaq Stock Market's National Market under the symbol "NXTV." The following table sets forth the high and low sales prices of our common stock for the periods indicated as reported on The Nasdaq National Market.

                            YEAR                               HIGH       LOW
                            ----                              -------    ------
2000
  First quarter.............................................  $202.00    $58.75
  Second quarter (through June 2)...........................  $130.00    $47.00
1999
  Fourth quarter............................................  $ 75.06    $46.06

     On June 2, 2000, the last reported sale price for our common stock on The Nasdaq National Market was $66.375. At June 2, 2000, the number of record holders of our common stock was 131.

                            SELECTED FINANCIAL DATA

     The selected financial data set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the historical financial statements and notes included in this prospectus. The statement of operations data for the years ended December 31, 1997, 1998 and 1999, and the balance sheet data as of December 31, 1998 and 1999, are derived from financial statements that have been audited by Deloitte & Touche LLP, independent auditors, and are included in this prospectus. The statement of operations data for the three months ended March 31, 1999 and March 31, 2000, and the balance sheet data as of March 31, 2000, are derived from unaudited financial statements included in this prospectus and include all adjustments (consisting of normal recurring items) that management considers necessary for a fair presentation of the financial statements. The results for the three months ended March 31, 2000 are not necessarily indicative of the operating results to be expected in the future. The statement of operations data for the year ended December 31, 1996, and the balance sheet data as of December 31, 1997, are derived from audited financial statements not included in this prospectus. The statement of operations data for the periods from January 1, 1995 to August 31, 1995 and from September 1, 1995 to December 31, 1995 and the balance sheet data as of December 31, 1995 and 1996 are derived from unaudited financial statements not included in this prospectus.

     The statement of operations data and balance sheet data for the periods subsequent to August 31, 1995 reflect adjustments resulting from the application of the purchase method of accounting in connection with our acquisition by General Instrument in 1995. The financial information prior to August 31, 1995 is that of a predecessor company prior to its acquisition by General Instrument and may not be comparable to the financial information for periods which began subsequent to August 31, 1995.

                                           PERIOD FROM
                                    --------------------------
                                    JANUARY 1,    SEPTEMBER 1,
                                      1995 TO       1995 TO      YEARS ENDED DECEMBER 31,
                                    AUGUST 31,    DECEMBER 31,   -----------------------
                                       1995           1995         1996         1997
                                    -----------   ------------   ---------   -----------
                                             (IN THOUSANDS, EXCEPT SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Total revenues....................         --             --            --   $     8,311
Total cost of revenues............         --             --            --        11,260
                                                                             -----------
Gross profit (loss)...............         --             --            --        (2,949)
Operating Expenses:
  Research and development........    $ 4,937      $ 142,249     $  17,102        37,064
  Selling, general and
    administrative................      1,646          1,016        15,850        26,414
  Litigation......................         --             --       141,000            --
  Noncash compensation charge.....         --             --            --            --
                                      -------      ---------     ---------   -----------
    Total operating expenses......      6,583        143,265       173,952        63,478
                                      -------      ---------     ---------   -----------
Operating loss....................     (6,583)      (143,265)     (173,952)      (66,427)
Other income (expense), net.......         --             --            48            (2)
Interest expense..................         --             --            --            --
                                      -------      ---------     ---------   -----------
Net loss..........................    $(6,583)     $(143,265)    $(173,904)  $   (66,429)
                                      =======      =========     =========   ===========
Pro forma basic and diluted net
  loss per share (actual in
  2000)...........................         --             --            --   $     (0.95)
Shares used in pro forma basic and
  diluted net loss per share
  (actual in 2000)................         --             --            --    69,967,053


                                                                      THREE MONTHS
                                                                          ENDED
                                  YEARS ENDED DECEMBER 31,
                                    -------------------------   -------------------------
                                       1998          1999          1999          2000
                                    -----------   -----------   -----------   -----------
                                              (IN THOUSANDS, EXCEPT SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Total revenues....................  $    43,830   $    57,597   $     8,777   $    30,479
Total cost of revenues............       43,433        51,557         8,405        24,948
                                    -----------   -----------   -----------   -----------
Gross profit (loss)...............          397         6,040           372         5,531
Operating Expenses:
  Research and development........       47,086        48,454        11,253        13,844
  Selling, general and
    administrative................       26,248        30,511         6,791         9,565
  Litigation......................        5,000            --            --            --
  Noncash compensation charge.....           --       128,284            --         2,384
                                    -----------   -----------   -----------   -----------
    Total operating expenses......       78,334       207,249        18,044        25,793
                                    -----------   -----------   -----------   -----------
Operating loss....................      (77,937)     (201,209)      (17,672)      (20,262)
Other income (expense), net.......        2,241         2,175           108            (5)
Interest expense..................       (6,035)       (6,038)       (1,693)        1,837
                                    -----------   -----------   -----------   -----------
Net loss..........................  $   (81,731)  $  (205,072)  $   (19,257)  $   (18,430)
                                    ===========   ===========   ===========   ===========
Pro forma basic and diluted net
  loss per share (actual in
  2000)...........................  $     (1.08)  $     (2.78)  $     (0.25)  $     (0.23)
Shares used in pro forma basic and
  diluted net loss per share
  (actual in 2000)................   69,967,053    71,597,834    69,967,053    79,766,000

                                                                             AS OF DECEMBER 31,                        AS OF
                                                            ----------------------------------------------------     MARCH 31,
                                                             1995       1996        1997       1998       1999          2000
                                                            -------   ---------   --------   --------   --------   --------------
                                                                               (IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash equivalents.................................  $   599   $      --   $    377   $ 28,983   $128,753      $106,283
Working capital (deficit).................................   (1,897)   (143,001)   (29,571)    38,564    147,948       131,438
Total assets..............................................    3,824      17,393     52,689     97,771    267,811       228,472
Long-term obligations, net of current portion.............       --          --         --     81,275     25,199           256
Total partners' deficit/stockholders' equity (deficit)....   (2,566)   (172,029)    (3,702)   (14,769)   206,228       189,247

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     You should read the following discussion and analysis along with selected financial data, financial statements and the related notes included elsewhere in this prospectus.

OVERVIEW

     We design and market broadband communications equipment that enables telephone companies and other communications service providers to cost-effectively deliver a full suite of voice, data and video services over the existing copper wire telephone infrastructure. We commenced operations in July 1994 and recorded our first sale in September 1997. To date, we have sold our products primarily to regional Bell operating companies through our direct sales force. From January 1998 until November 1999, we operated through Next Level Communications L.P., which was formed in connection with the transfer of all of the net assets, management and workforce of a wholly owned subsidiary of General Instrument. In November 1999, the business and assets of that partnership were merged into Next Level Communications, Inc. as part of our recapitalization. In January 2000, General Instrument was acquired by Motorola, Inc., making us an indirect subsidiary of Motorola.

     From our inception through September 1997, our operating activities related primarily to establishing a research and development organization, testing prototype designs, designing circuits, commencing the staffing of marketing, sales and field service and technical support organizations and establishing manufacturing relationships. Since then, we have expanded our sales and marketing and customer support activities. These activities include commencing trials with our customers, expanding our customer base, developing customer relationships, marketing our brand, hiring field service and customer support personnel, developing new products and technologies and enhancing existing products.

     We generate our revenues primarily from sales of our equipment. A small number of customers have accounted for a large part of our revenues to date, and we expect this concentration to continue in the future. U S WEST accounted for 84% of our total revenues for the quarter ended March 31, 2000, 67% of total revenues for the quarter ended March 31, 1999 and 67% of total revenues for the year ended December 31, 1999. Our agreements with our largest customers are cancelable by these customers on short notice and without penalty, and do not obligate the customers to purchase any products. In addition, our significant customer agreements generally contain fixed-price provisions. As a result, our ability to generate a profit on these contracts depends upon our ability to produce and market our products at costs lower than these fixed prices.

     The timing of our revenues is difficult to predict because of the length and variability of the sales cycle for our products. Customers view the purchase of our products as a significant and strategic decision. As a result, customers typically undertake significant evaluation, testing and trial of our products before deploying them. This evaluation process frequently results in a lengthy sales cycle, typically ranging from six months to more than a year. While our customers are evaluating our products and before they place an order, if at all, we may incur substantial sales and marketing expenses and expend significant management efforts.

     Revenues. Our revenues consist primarily of sales of equipment and sales of data communications software. We recognize equipment revenues upon shipment of our products. Software revenues consist of sales to original equipment manufacturers that supply communications software and hardware to distributors. Software license revenues are recognized when a noncancelable license agreement has been signed, delivery has occurred, the fees are fixed and determinable and collection is probable. The portion of revenues from new software license agreements that relate to our obligations to provide customer support are deferred and recognized ratably over the maintenance period.

     Cost of revenues. Cost of equipment revenues includes direct material and labor, depreciation and amortization expense on property and equipment, warranty expenses, license fees and manufacturing and service overhead. Cost of software revenues primarily includes the cost of the media the software is shipped on (usually CDs) and documentation costs.

     Research and development. Research and development expenses consist principally of salaries and related personnel expenses, consultant fees, prototype component expenses and development contracts related to the design, development, testing and enhancement of our products. All research and development costs are expensed as incurred.

     Selling, general and administrative. Selling, general and administrative expenses consist primarily of salaries and related expenses for personnel engaged in direct marketing and field service support functions, executive, accounting and administrative personnel, recruiting expenses, professional fees and other general corporate expenses.

     Litigation. The litigation expense incurred in 1998 was attributable to the cost of the settlement of the litigation with BroadBand Technologies. For a more detailed description of this litigation matter, see "Business -- Litigation."

     Noncash compensation charge. We incurred noncash compensation charges of $128.3 million in 1999 and $2.4 million in the quarter ended March 31, 2000 related to contingently exercisable stock options previously granted to substantially all of our employees. For a more detailed description of these charges, see the discussion under "-- Three Months Ended March 31, 2000 and March 31, 1999" and "-- Years Ended December 31, 1999, 1998 and
1997 -- Comparison of 1999 to 1998."

     Acquisition. In September 1997, General Instrument acquired all of the outstanding capital stock of Telenetworks for $7.0 million in cash, and subsequently contributed the business to the Next Level partnership. Approximately $6.9 million of the purchase price was allocated to goodwill. As a result, we amortized approximately $1.0 million of goodwill during each of 1998 and 1999 and will continue to amortize the goodwill at a rate of approximately $1.0 million per year for each of the next five years. In conjunction with the granting of restricted common stock of General Instrument to Telenetworks employees, which restrictions lapsed over the nine-month period that ended May 31, 1998, we recorded compensation expense of $3.9 million in 1998 and $3.1 million in 1997.

THREE MONTHS ENDED MARCH 31, 2000 AND MARCH 31, 1999

     Revenues. Total revenues in the period ended March 31, 2000 increased to $30.5 million from $8.8 million in the three-month period ended March 31, 1999. The increase was primarily due to an increase in equipment sales. Total revenues for the first quarter of 2000 included $29.7 million of equipment sales, compared to $7.9 million for the comparable period in 1999. U S WEST accounted for $25.5 million of equipment revenues in the first quarter of 2000 as compared to $5.9 million in the first quarter of 1999. This increase was primarily attributable to U S WEST's ability to increase its deployment in 2000. Bell Atlantic accounted for $80,000 of equipment revenues in the first quarter of 2000 as compared to $1.9 million in the comparable quarter in 1999. Sales to Bell Atlantic decreased in 2000 due to the Bell Atlantic merger with NYNEX and the new company's shift in focus from network rehabilitation to the entry into the long distance market. As a result, we do not expect significant sales to NYNEX in the near term. We expect to continue to derive substantially all of our revenues from sales of equipment to the regional Bell operating companies and local and independent telephone companies for the foreseeable future. The growth in equipment revenues in future periods will depend upon whether and how quickly our existing customers roll out broadband services in their coverage areas and whether and how quickly we obtain new customers. Software revenues in the period ended March 31, 2000 decreased to $790,000 from $830,000 for the comparable period in 1999. We expect demand for our software to remain relatively flat in the near term because the market for these products is mature.

     Cost of revenues. Total cost of revenues increased to $24.9 million in the period ended March 31, 2000 from $8.4 million in the first quarter of 1999. As a percentage of sales, cost of revenues decreased to 82% in the first quarter of 2000 from 96% in the first quarter of 1999. The increase in the cost of revenues in absolute dollars was attributable to an increase in equipment sales volume and consisted primarily of materials and costs associated with increasing production at our contract manufacturers. The decrease in costs as a percentage of sales was primarily the result of higher unit volumes, leading to greater efficiencies, including lower fixed costs per unit. We currently expect gross margin improvements as we increase sales of our higher margin products, increase volume and continue implementing cost reductions. Our software gross margins in each period were comparable. In the future, cost of sales as a percent of sales may fluctuate due to a wide variety of factors, including: the customer mix, the product mix, the timing and size of orders which are received, the availability of adequate supplies of key components and assemblies, our ability to introduce new products and technologies on a timely basis, the timing of new product introductions or announcements by us or our competitors, price competition and unit volume.

     Research and development. Research and development expenses increased to $13.8 million in the quarter ended March 31, 2000 from $11.3 million in the same period in 1999. The increase was primarily due to an increase in research and development personnel. We believe that continued investment in research and development is critical to attaining our strategic product development and cost reduction objectives and, as a result, we expect these expenses to increase in absolute dollars. We expense all of our research and development costs as incurred.

     Selling, general and administrative. Selling, general and administrative expenses were $9.6 million in the quarter ended March 31, 2000 compared to $6.8 million for the comparable period in 1999. The increase was primarily attributable to the increase in the scale of our operations including additional personnel in our sales and marketing organizations, promotional expenses and other administrative expenses. Higher sales expenses have been generated from the hiring of new sales representatives in order to increase the number and size of our customer accounts. We expect selling, general and administrative expenses to increase as we continue to add personnel and incur additional costs as we increase the scale of our operations.

     Noncash compensation charge. At December 31, 1999, we had unearned compensation of $2,384,000 in connection with the unvested portion of options originally granted under the NLC Stock Plan. We recognized such compensation expense of $2,384,000 in the quarter ended March 31, 2000, as a result of the vesting that occurred upon the Motorola acquisition of General Instrument in January 2000.

     Interest income (expense). For the quarter ended March 31, 2000, the amount represents interest income earned on net proceeds from our initial public offering. For the quarter ended March 31, 1999, the amount primarily represents interest on a $75 million note and accrued interest thereon payable to General Instrument contributed to us in exchange for shares of our common stock immediately prior to our initial public offering.

YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997

Comparison of 1999 to 1998

     Revenues. Revenues in 1999 increased to $57.6 from $43.8 million in 1998. The increase was primarily due to an increase in equipment sales. Total revenues for 1999 included $54.3 million of equipment sales, compared to $39.2 million for 1998. U S WEST accounted for $38.5 equipment revenues in 1999 as compared to $29.9 in 1998. Bell Atlantic accounted for $5.4 million of equipment revenues in 1999 as compared to $8.6 million in 1998. Sales to Bell Atlantic decreased in 1999 due to Bell Atlantic's merger with NYNEX and its shift in focus from network rehabilitation to the entry into the long distance market. Software revenues decreased to $3.3 million in 1999 as compared to $4.6 million in 1998. The decrease, however, was primarily due to a shift in demand from 1999 to 1998.

     Cost of revenues. Total cost of revenues increased to $51.6 million in 1999 from $43.4 million in 1998. As a percentage of sales, cost of revenues decreased to 90% in 1999 from 99% in 1998. The increase in the cost of revenues was attributable to an increase in equipment sales volume and consisted primarily of materials and costs associated with increasing production at our contract manufacturers. The decrease in such costs as a percentage of sales was primarily the result of higher unit volumes, leading to greater efficiencies, including lower fixed costs per unit. Our software gross margins in each period were comparable. In the future, cost of sales as a percent of sales may fluctuate due to a wide variety of factors, including: the customer mix, the product mix, the timing and size of orders which are received, the availability of adequate supplies of key components and assemblies, our ability to introduce new products and technologies on a timely basis, the timing of new product introductions or announcements by us or our competitors, price competition and unit volume.

     Research and development. Research and development expenses increased to $48.5 million in 1999 from $47.1 million in 1998. The increase was primarily due to an increase in research and development personnel. We expense all of our research and development costs as incurred.

     Selling, general and administrative. Selling, general and administrative expenses were $30.5 million in 1999 compared to $26.2 million in 1998. Approximately $3.9 million of compensation expense relating to the Telenetworks acquisition is included in the amount for 1998. There was no Telenetworks compensation expense during 1999. The increase in selling, general and administrative expenses was due to the increase in scale of our operations including additional personnel in the sales and marketing organizations, promotional expenses and other administrative expenses.

     Noncash compensation expense. Substantially all of our employees have been granted contingently exercisable stock options that became options to purchase our common stock upon our recapitalization in 1999. As a result, noncash compensation expense was recognized in November 1999 upon the completion of our initial public offering, based on the difference between the exercise price of the options and the initial public offering price of our common stock of $20.00 per share. The noncash compensation expense related to these option grants was $96.9 million. In addition, at December 31, 1999, we recognized noncash compensation expense of $31.4 million related to tandem stock options granted in January 1997 to some of our employees. The tandem stock option grant permits these employees to exercise options for shares of either our or General Instrument's common stock.

     Litigation. Litigation expenses of $5.0 million for 1998 related to the settlement cost of litigation with BroadBand Technologies. For a detailed discussion of this litigation matter, see "Business -- Litigation."

     Other income (expense), net. Other income (expense), net consists primarily of interest income. Interest income was $2.2 million in 1999 and 1998.

     Interest expense. Interest expense was $6.0 million in 1999 and 1998. The interest expense in these periods was primarily attributable to interest on a $75.0 million note payable to General Instrument that General Instrument contributed to us in exchange for shares of our common stock immediately prior to our initial public offering.

Comparison of 1998 to 1997

     Revenues. Total revenues increased to $43.8 million in 1998 from $8.3 million in 1997. The increase is primarily due to the fact that we recorded our first sale in September 1997 and, therefore, the operating results for 1997 reflect only four months of revenues. Sales in 1998 were comprised of $39.2 million of equipment sales and $4.6 million in software revenues, compared with $6 million and $2.3 million for equipment and software revenues, respectively, for 1997. U S WEST and Bell Atlantic (formerly NYNEX) accounted for substantially all of our sales for the two years.

     Cost of revenues. Total cost of revenues increased to $43.4 million in 1998 from $11.3 million in 1997. The increase in cost of revenues in 1998 was primarily the result of materials cost and costs associated with increasing production at our contract manufacturers as a result of increased equipment sales volume.

     Research and development. Research and development expenses increased to $47.1 million in 1998 from $37.1 million in 1997. The increase in 1998 was primarily the result of increased personnel, increased component purchases and spending on third party testing, development of the Residential Gateway product, and the completion of our products for voice applications.

     Selling, general and administrative. Selling, general and administrative expenses were $26.2 million in 1998, compared to $26.4 million in 1997. The decrease in 1998 primarily reflects the reduction in legal expenses associated with the DSC Communications litigation that was partially offset by costs associated with the increased selling efforts resulting from the commencement of the commercial sales of our products in September 1997, as well as expansion into new markets. These costs include recruiting, travel, tradeshows, print advertising, public relations and other promotional expenses.

     Litigation. Litigation expense of $5.0 million was incurred in 1998 related to the settlement cost of litigation with BroadBand Technologies.

     Other income, net. Other income, net of $2.2 million in 1998 was due to interest income on cash and cash equivalents. Other income, net was not significant in 1997.

     Interest expense. Interest expense was $6.0 million in 1998 due almost entirely to interest on the $75.0 million note payable to General Instrument. There was no interest expense in 1997.

QUARTERLY RESULTS OF OPERATIONS

     The following table sets forth unaudited statement of operations data for our nine most recent quarters ended March 31, 2000. This unaudited information has been prepared on the same basis as the annual financial statements and includes all adjustments (consisting of normal recurring items except for the noncash compensation charges in the three months ended December 31, 1999 and March 31, 2000) that management considers necessary for a fair presentation of the financial information for the periods presented. This information should be read in conjunction with the audited and unaudited financial statements and related notes included in this prospectus. The operating results for any quarter are not necessarily indicative of the operating results to be expected in the future.

                                                           THREE MONTHS ENDED
                       ------------------------------------------------------------------------------------------
                       MARCH 31,   JUNE 30,   SEPTEMBER 30,   DECEMBER 31,   MARCH 31,   JUNE 30,   SEPTEMBER 30,
                         1998        1998         1998            1998         1999        1999         1999
                       ---------   --------   -------------   ------------   ---------   --------   -------------
                                                             (IN THOUSANDS)
Revenues:
  Equipment..........  $  1,682    $  2,372     $ 13,678        $ 21,511     $  7,947    $  8,482     $ 13,419
  Software...........     1,057       1,496          923           1,111          830         931          821
                       --------    --------     --------        --------     --------    --------     --------
    Total revenues...     2,739       3,868       14,601          22,622        8,777       9,413       14,240
Cost of revenues:
  Equipment..........     2,395       4,107       15,053          21,617        8,331       8,651       12,759
  Software...........       122          54           45              40           74          84           70
                       --------    --------     --------        --------     --------    --------     --------
    Total cost of
      revenues.......     2,517       4,161       15,098          21,657        8,405       8,735       12,829
                       --------    --------     --------        --------     --------    --------     --------
Gross profit (loss)..       222        (293)        (497)            965          372         678        1,411
Operating expenses:
  Research and
    development......    10,033      10,385       12,075          14,593       11,253      11,798       12,810
  Selling, general
    and
    administrative...     7,021       8,379        4,506           6,342        6,791       7,593        7,836
  Noncash
    compensation
    expense..........        --          --           --              --           --          --           --
  Litigation.........     5,000          --           --              --           --          --           --
                       --------    --------     --------        --------     --------    --------     --------
    Total operating
      expenses.......    22,054      18,764       16,581          20,935       18,044      19,391       20,646
                       --------    --------     --------        --------     --------    --------     --------
Operating loss.......   (21,832)    (19,057)     (17,078)        (19,970)     (17,672)    (18,713)     (19,235)
Other income, net....       867         710          526             138          108         464          281
Interest income
  (expense)..........    (1,300)     (1,509)      (1,609)         (1,617)      (1,693)     (1,691)      (1,797)
                       --------    --------     --------        --------     --------    --------     --------
Net loss.............  $(22,265)   $(19,856)    $(18,161)       $(21,449)    $(19,257)   $(19,940)    $(20,751)
                       ========    ========     ========        ========     ========    ========     ========

                          THREE MONTHS ENDED
                       ------------------------
                       DECEMBER 31,   MARCH 31,
                           1999         2000
                       ------------   ---------
                            (IN THOUSANDS)
Revenues:
  Equipment..........   $  24,453     $ 29,689
  Software...........         714          790
                        ---------     --------
    Total revenues...      25,167       30,479
Cost of revenues:
  Equipment..........      21,524       24,891
  Software...........          64           57
                        ---------     --------
    Total cost of
      revenues.......      21,588       24,948
                        ---------     --------
Gross profit (loss)..       3,579        5,531
Operating expenses:
  Research and
    development......      12,593       13,844
  Selling, general
    and
    administrative...       8,291        9,565
  Noncash
    compensation
    expense..........     128,284        2,384
  Litigation.........          --           --
                        ---------     --------
    Total operating
      expenses.......     149,168       25,793
                        ---------     --------
Operating loss.......    (145,589)     (20,262)
Other income, net....       1,322           (5)
Interest income
  (expense)..........        (857)       1,837
                        ---------     --------
Net loss.............   $(145,124)    $(18,430)
                        =========     ========

LIQUIDITY AND CAPITAL RESOURCES

     We have financed our operations primarily through cash contributions and borrowings from General Instrument and our initial public offering of our common stock in November 1999. We will not receive additional funds from General Instrument, which was acquired by Motorola, Inc. in January 2000. We also have a $50 million available line of credit with Bank of America, under which we have no outstanding borrowings.

     Net cash used in operating activities was $24.2 million in the quarter ended March 31, 2000 and $19.2 million in the quarter ended March 31, 1999. In each case, the use of cash in operating activities was primarily due to our net losses. During the quarter ended March 31, 2000, $12.7 million was used to pay taxes associated with the exercise of Motorola options by our employees. Motorola repaid such $12.7 million to us in April 2000.

     Net cash used in operating activities was $56.6 million in 1999, $66.6 million in 1998 and $208.5 million in 1997. In each case, the use of cash in operating activities was primarily due to our net losses, partially offset by $128.3 million in noncash compensation charges in 1999. Net cash used in operating activities of $66.6 million in 1998 was primarily due to a net loss of $81.7 million. Net cash used in operating activities of $208.5 million in 1997 was due to a net loss of $66.4 million, payments of litigation expenses of $141.0 million and an increase in inventories.

     Net cash provided by investing activities of $27.6 million in the period ended March 31, 2000 was primarily attributable to the release of restrictions on long-term marketable securities of $30.1 million. Net cash used in investing activities of $1.1 million in the period ended March 31, 1999 was primarily attributable to capital expenditures to support our engineering and testing activities. As we increase the scope of our operations, we expect that our capital expenditures will increase.

     Net cash used in investing activities of $78.7 million in 1999, $9.3 million in 1998 and $9.8 million in 1997 was primarily attributable to capital expenditures to support our engineering and testing activities. Net cash used in 1999 also included purchases of $45.2 million of marketable securities with the proceeds from our initial public offering.

     Net cash used in financing activities of $25.9 million in the period ended March 31, 2000 was primarily attributable to the repayment of borrowings. In the period ended March 31, 1999, net cash provided by financing activities of $24.0 million was attributable to a capital contribution by General Instrument.

     Net cash provided by financing activities was $235.0 million in 1999, $104.6 million in 1998 and $218.7 million in 1997. Net cash provided by financing in 1999 included $177.0 million net proceeds from our initial public offering, $34.0 million contributed by General Instrument and borrowings of $24.9 million which were repaid in February 2000. Net cash provided by financing activities of $104.6 million in 1998 consisted of a $75.0 million loan from General Instrument, a $19.6 million capital contribution from General Instrument and a $10.0 million capital contribution from the general partner. Net cash provided by financing activities of $218.7 million in 1997 consisted of contributions from General Instrument.

     At March 31, 2000, we had $106.3 million of cash and cash equivalents and $131.4 million of working capital. We anticipate that we will increase our capital expenditures and lease commitments consistent with anticipated growth in operations, infrastructure and personnel. We may establish sales offices and lease additional space, which will require us to commit to additional lease obligations, purchase equipment and install leasehold improvements.

     We have commitments with suppliers to purchase a total of approximately $35.4 million of components through 2002.

     We expect to experience significant growth in our operating expenses for the foreseeable future. As a result, we anticipate that operating expenses, as well as planned capital expenditures, will constitute a material use of our cash resources. In addition, we may use cash resources to fund acquisitions or investments in complementary businesses, technologies or product lines. Our long-term operating and capital lease obligations are generally less than $3.0 million per year. Other than capital lease commitments, we have no material commitments for capital expenditures. As we increase the scope of our operations, we expect that our capital expenditures will increase. We believe that our cash on hand will be sufficient to meet our working capital and capital expenditure requirements for at least the next 12 months. However, it may still be necessary to obtain additional equity or debt financing either during or after the next 12 months if we are not able to generate sufficient cash from operating activities to meet our capital expenditure and working capital needs. In the event additional financing is required, we may not be able to raise it on acceptable terms, or at all.

RECENTLY ISSUED ACCOUNTING STANDARD

     In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities." This statement requires companies to record derivatives on the balance sheet as assets or liabilities, measured at fair value. Gains or losses resulting from changes in the values of those derivatives would be accounted for depending on the use of the derivative and whether it qualifies for hedge accounting. Statement of Financial Accounting Standards No. 133, as amended by Statement of Financial Accounting Standards No. 137, will be effective for our fiscal year ending December 31, 2001. We do not believe this will have a material effect on our operations.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     Our exposure to market risk is limited to interest rate fluctuations. We do not engage in any hedging activities and we do not use derivatives or equity investments for cash investment purposes. The marketable securities in our portfolio are classified as available for sale and recorded at fair value on our balance sheet. Our portfolio consists solely of corporate bonds, commercial paper and government securities, and therefore, our market risk is deemed relatively low.

                                    BUSINESS

OVERVIEW

     We design and market broadband communications equipment that enables telephone companies and other communications service providers to cost-effectively deliver a full suite of voice, data and video services over the existing copper telephone wire infrastructure. Service providers who deploy our equipment can either offer voice, data and video services in a single product offering or offer each service separately depending on subscriber demand and the service provider's objectives. We believe that by installing our equipment, telephone companies and other emerging communications service providers will be able to capitalize on, and compete effectively in, the emerging market for integrated voice, data and video services. Our products consist of equipment located at the telephone company's central office, in the field and at the subscriber's home or business.

     We commenced operations in July 1994 and recorded our first sale in September 1997. To date, we have sold our products primarily to regional Bell operating companies through our direct sales force. From January 1998 until November 1999, we operated through Next Level Communications L.P., which was formed in connection with the transfer of all of the net assets, management and workforce of a wholly owned subsidiary of General Instrument Corporation. In November 1999, the business and assets of that partnership were merged into Next Level Communications, Inc. as part of our recapitalization. In November 1999, we completed an initial public offering of our common stock, raising approximately $177.0 million in net proceeds. In January 2000, General Instrument was acquired by Motorola, Inc., making us an indirect subsidiary of Motorola. As a result of the transactions that occurred in connection with our recapitalization, Motorola, through General Instrument, owns 64,103,724 shares of our common stock constituting approximately 65% of our outstanding common stock on a fully diluted basis. Spencer Trask and related persons own, including shares issuable upon exercise of outstanding warrants, 13,343,431 shares of common stock in the aggregate, constituting approximately 14% of our outstanding common stock on a fully diluted basis.

     We design our equipment to provide the following key benefits:

     Flexible, Integrated Products. Our products are designed with the flexibility to allow our customers to deliver voice, data and video services in a single packaged offering or to offer them individually. This flexibility allows telephone companies to immediately serve the varying needs of their diverse end-user base, including residential, corporate and telecommuter customers. As a result, we believe telephone companies can generate significant incremental revenues from their existing networks by using our system. By offering the flexibility inherent in an integrated system, our products enable telephone companies to effectively time their network equipment expenditures and rapidly introduce new services as demand warrants.

     Cost Effective Product Deployment. Our product design reduces the cost and complexity often associated with deploying multiple services to end users. Because telephone companies often use separate equipment for each communications service, they require multiple equipment purchases, installations, training procedures, maintenance procedures and network management packages. In contrast, our products deliver all services from a single system. By integrating many traditionally separate functions, our products allow telephone companies to incrementally add services by simply installing new modules into our existing equipment, rather than purchasing entirely new infrastructure equipment. Additionally, our products installed in the house or office deliver video and data services from a single networked set-top box, thus eliminating the need for set-top boxes or modems for different services or separately located TVs and PCs. We believe our products provide cost savings, reduce trouble calls and facilitate installation compared to other equipment that often consists of separate systems, each of which corresponds to one service and which may not operate effectively together.

     Complete Solution for Delivery of Voice, Data and Video. By supplying equipment for the telephone company central office, the field and the subscriber's home or office, we offer a single integrated system for the delivery of voice, data and video services. With our products, telephone companies initially deploying voice service can subsequently activate data and/or video service with a simple addition and installation of equipment at the subscriber's home or office. We believe the flexibility found in our products cannot currently be accomplished by attempting to integrate multiple systems from multiple vendors.

     Reliable and Compatible Technology. Because our products provide multiple services, including voice, they are engineered to comply with rigorous industry standards for reliability and safety. We have also designed our products to operate with existing telephone company switches and billing systems, thereby minimizing the cost of using our products.

     Security. We believe that our products produce greater security compared to cable systems that are based on shared network design in which data is broadcast to all users simultaneously. Security has always been important to individuals and businesses in voice transmission and is becoming increasingly important as e-commerce applications and video-on-demand services become more prevalent.

PRODUCTS

     Our products include equipment located at a telephone company's central office, in the field and at a subscriber's home or business.

     Broadband Digital Terminal. The Broadband Digital Terminal is the central element of our product suite, providing centralized access to both broadband and narrowband networks and related voice, data and video services. The Broadband Digital Terminal is typically located in a telephone company's central office, or at a remote cabinet, building basement or hut where it connects with central office equipment including voice and data switches and billing systems. On the subscriber side, the Broadband Digital Terminal provides high-speed connections to remote Universal Service Access Multiplexers or Broadband Network Units that can support up to a maximum of 2,048 data or video subscribers, up to a maximum of 6,144 telephone subscribers or combinations thereof. The Broadband Digital Terminal has the capacity for broadband applications such as video-on-demand and high definition television. Also, because the Broadband Digital Terminal supports different remote terminals, changes to network layouts or transmission media (copper or fiber) do not require different Broadband Digital Terminals.

     Universal Service Access Multiplexer. We designed the Universal Service Access Multiplexer to use existing copper wire to connect to a customer's home or office. This product can be connected with fiber optic cable to the Broadband Digital Terminal. Each Universal Service Access Multiplexer can support up to 32 video and/or data subscribers or up to 96 voice subscribers. By using modular components, a single Universal Service Access Multiplexer enables multiple voice, data and video services. The Universal Service Access Multiplexer can be deployed in the telephone company's central office or remotely. Because the Universal Service Access Multiplexer is flexible in terms of where it can be located in the network, as well as the services it can support, its use can reduce both the costs and the complexity of deploying new high-speed data and video services.

     Broadband Network Unit. The Broadband Network Unit is used with installations where fiber optic cable is deployed up to a location relatively close to the customer's home or office. The Broadband Network Unit supports voice, data and video services, and can be mounted on a telephone pole, a pedestal or a wall. The Broadband Network Unit provides voice, high-speed data and video service for clusters of up to 24 video and/or data and up to 36 voice subscribers. Our Broadband Network Unit is particularly suited to situations where a new network is being built, or where existing copper wire is being upgraded by the installation of fiber optic cable as the transmission medium for residences or larger apartment buildings or offices. The advanced design and environmentally secure housing of the Broadband Network Unit helps to reduce in-field trouble calls.

     N(3) Residential Gateway. Our N(3) Residential Gateway product is a single set-top box that delivers integrated data and video services. One N(3) Residential Gateway enables multiple televisions and PCs to be served from the same access line into the customer's home or office. Traditionally, the high cost of customer home or office equipment for broadband services has been a limiting factor in the deployment of broadband services to multiple televisions or personal computers. Historically, a customer

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

would have to obtain multiple modems or set-top boxes to support services to multiple televisions or personal computers. In contrast, our N(3) Residential Gateway simultaneously provides three independent high quality video streams that can be distributed throughout a home or office using standard coaxial cable. The primary video stream is also available in common video and stereo surround sound formats. The N(3) Residential Gateway also supports enhanced telephone services, such as an indicator on the television that a message is waiting on the customer's answering machine or service as well as on-screen caller ID. The data port in our N(3) Residential Gateway supports high-speed connectivity to the Internet or remote work-at-home access.

     ETHERset. Our ETHERset is a data-only, desktop device that provides a powerful, low-cost solution for delivering high-speed Internet or data services to subscribers in residences, small businesses, branch offices and the like. Individual or multiple PCs can be connected to a single ETHERset.

     N(3) NIC. The N(3) NIC is a card, designed to fit into a PC, that provides the same functionality as our ETHERset.

     Element Management Systems. Our products can be managed remotely by our N(3) View-1 Element Management System and our N(3) View-2 Service Manager. The View-1 Element Management System enables service providers to manage our equipment and their other systems and products. The View-2 Service Manager enables service providers to manage delivery of voice, data and video services to their customers.

CUSTOMERS

     We market and sell our products through our direct sales force to service providers. From inception through March 31, 2000, approximately 80% of our sales were to U S WEST and Bell Atlantic. In 1999, we initiated customer relationships in the local, independent and international telephone company markets. As of April 30, 2000, we had 18 customers that had each purchased at least $100,000 of our products.

     U S WEST: In August 1997, we entered into an agreement with U S WEST through which U S WEST may purchase, without obligation to do so, up to 450,000 N(3) Residential Gateways and associated central office and field equipment, in eight of the 14 states in which U S WEST currently operates over a five-year period. We recorded our first sale to U S WEST in September 1997 for deployment of video and data service to U S WEST's customers in Phoenix, Arizona. In October 1998, U S WEST selected our product to provide voice applications in six of the 14 states that U S WEST serves. Sales to U S WEST represented 84% of our revenues in the first quarter of 2000 and 67% in calendar 1999.

     Others: Our customers also include Bell Atlantic, GTE, Hutchinson Telephone, Paul Bunyan Rural Telephone, Chibardun Telephone, Northstar Telephone, Wood County Telephone and Hickory Tech.

TECHNOLOGY

     We believe the following key technologies have been instrumental in our ability to provide what we believe is the world's only integrated, complete solution for the delivery of integrated voice, data and video services over the existing telephone copper wires.

     Advanced Application Specific Circuits Architecture. Application Specific Circuits are custom-designed silicon circuits that are optimized for a specific task or set of tasks. These circuits are critical because they are performance-optimized to minimize gate counts, packaging size, power dissipation and cost. In addition, one of these circuits may be the only way to provide a new or novel function that is not available in an off-the-shelf circuit. Our engineers have substantial experience in the design of these circuits and have developed a portfolio of over 15 of these circuits, which enables flexible delivery of voice, data and video from a single system. We will continue to pursue additional service and system level Application Specific Circuits as a mechanism for protecting our intellectual property and to achieve ongoing cost reductions.

     System Design and Integration Expertise. We employ a team of experienced system design and integration engineers in our research and development group. These individuals provide research, design and development resources and ensure that our products can be integrated by our customers. System integration by our customers is required on our specific access products, equipment at the consumer's home or business, and management systems, as well as the integration of our products into our customers' networks. System integration expertise is critical to the successful deployment of new advanced full service telecommunications systems and services by our customers.

     Wavelength Division Multiplexing Technology. Our system uses a technology known as wavelength division multiplexing. This technology allows multiple optical signals to be carried on the same optical fiber. In particular, this technology is used to communicate two-way voice, data and video over a single optical fiber. This enables our customers to save fiber costs and increase bandwidth.

     Software and Protocol Stacks. Most of the system software in our products has been developed internally using modern design principles and processes. Where appropriate, various third-party software packages have been integrated into the access system. Some examples include the real time operating system and various protocol stack software packages.

     Standards-based Architecture. We support multiple industry standards to minimize interoperability issues and leverage industry hardware and software capabilities, and improve time to market. On the customer side of the network, we are working with industry standards for asynchronous digital subscriber line and very high-speed digital subscriber line standards to support various equipment at the customer's home or business.

RESEARCH AND DEVELOPMENT

     As of April 30, 2000, we had 241 full-time employees and three full-time contractors engaged in research and development. We believe that our future success depends on our ability:

     - to adapt to the rapidly changing telecommunications environment;

     - to maintain our expertise in core technologies; and

     - to continue meeting and anticipating the evolving needs of telephone companies.

     We continually review and evaluate technological changes affecting the telecommunications market and invest substantially in applications-based research and development. We are committed to an ongoing program of new product development that combines internal development efforts with strategic relationships and licensing or marketing arrangements relating to new products and technologies from outside sources.

     We have focused our research and development expenditures for the past several years on creating a complete solution for the delivery of voice, data and video services using the existing infrastructure of telephone companies. We have also concentrated on developing the associated customer premises equipment, including our N(3) Residential Gateway, and on developing our N(3) View-1 Element Management Systems. For the quarter ended March 31, 2000 and the years ended December 31, 1999, 1998 and 1997, research and development expenses were $13.8 million, $48.5 million, $47.1 million and $37.1 million. We believe that our extensive experience in designing and implementing high-quality network components has enabled us to develop integrated systems solutions. We seek to continually improve our existing products, including developing additional home and office products and higher speed interfaces for our products.

SALES AND MARKETING

     We market and sell our products primarily through a direct sales force located in North America that consisted of 99 people as of April 30, 2000. To date, sales activities have been focused primarily on the regional Bell operating companies and GTE. More recently, we have focused on emerging opportunities within the local, independent and international telephone markets. We are currently expanding our sales organization to focus on these emerging customer opportunities. As of April 30, 2000, 20 sales people were focused solely on sales to local telephone companies. Because of the potential importance of our products to our customers' networks, we focus our selling efforts at many levels within each customer's organization.

     We have a variety of marketing programs and initiatives to support the sale and distribution of our products. As of April 30, 2000, we had 22 full-time employees engaged in marketing activities focusing on reaching technical experts within telephone companies and creating product awareness and credibility for our systems among telephone companies. A key factor to building brand awareness for our products is promoting the success of our customers deploying our products. We seek to educate telephone companies regarding the benefits of deploying broadband-ready equipment across a diverse subscriber base. We also build our brand name through continued publicity and referral efforts in both media and industry-centered activities, including editorial presence in various trade magazines, press releases, public speaking opportunities, national and regional trade show participation, advertising, Internet-based communication and promotion, media sponsorships and participation in industry standards activities.

MANUFACTURING

     We seek to deliver our products on time and defect-free by capitalizing on the experience and expertise of strategic contract manufacturers. Based on their quality assurance and strengths in the volume manufacture of our products, we have established our primary contract manufacturing relationships with SCI Systems and ACT Manufacturing. SCI Systems is responsible for manufacturing a majority of our circuit board plug-in assemblies. ACT Manufacturing is responsible for manufacturing our N(3) Residential Gateway product. Using contract manufacturers allows us to reduce the costly investment in manufacturing capital, achieve economies of scale in purchasing selected components and reduce inventory warehousing.

     We maintain only a limited in-house manufacturing capability for final assembly, testing and integration of our products. Our internal manufacturing expertise is focused on product design for testability and manufacturability and for the transfer of products from development to manufacturing. Each contract manufacturer typically assembles an account team of personnel representing all the essential functions to deliver products from prototype through volume production. This team works with our design, test and manufacturing engineers, and our quality, materials, logistics and program management teams. All of our major contract manufacturers are certified under international quality standards. Although our contract manufacturers manage material procurement for the majority of the components that are incorporated in our products, we continue to manage the evaluation and selection of certain key components.

     Our engineering team designs circuits and tests these designs using computer simulations. When the fundamental design is stable, our outsourced manufacturers make the circuits for testing. Upon completion of these tests, vendors such as Oki Semiconductor, Broadcom, STMicroelectronics, VLSI (Philips) and Motorola manufacture the circuit in volume. Warranty and repair support is performed off-site by our contract manufacturers and by us at our Rohnert Park, California facility.

CUSTOMER SERVICE AND SUPPORT

     We believe that successful long-term relations with our customers require a service organization committed to customer satisfaction. As of April 30, 2000, we had 24 technical support employees at our headquarters or in the field. To date, revenues from customer service and support have been immaterial.

     We provide direct support by telephone or at a customer's office or other location at any time. To monitor service activities, we maintain a customer call tracking system. We also maintain a dial-up analog modem connection or an Internet-based management interface to our equipment to assist with diagnostics.

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

COMPETITION

     The market for providing equipment for local telecommunications networks is extremely competitive. The principal competitive factors in this market include, or are likely to include:

     - product performance and price;

     - features and reliability;

     - technical support and service;

     - relationships with phone companies and systems integrators;

     - compliance with industry standards;

     - compatibility with the products of other suppliers;

     - sales and distribution capabilities;

     - strength of brand name;

     - long-term cost of ownership to communications providers; and

     - general industry and economic conditions.

Many of our current and potential competitors have longer operating histories and greater name recognition and resources than we do. These competitors may undertake more extensive marketing campaigns than we do. In addition, these competitors may adopt more aggressive pricing policies than we do. Also, these competitors may devote substantially more resources to developing new products than we do. Many of our competitors have recently been acquired and now have even greater resources to compete with us.

     Our significant current and potential competitors include Advanced Fibre Communications, Alcatel, Cisco Systems, Efficient Networks, Ericsson, Lucent Technologies, Nokia, Nortel Networks, RELTEC Corporation (acquired by BAE Systems, CNI Division, formerly GEC Marconi), Scientific Atlanta and Siemens, as well as General Instrument, our principal stockholder, and its parent, Motorola. Some of these competitors have existing relationships with our current and prospective customers, which could give them a competitive advantage over us as a preferred provider.

     In addition, we anticipate that other large companies, such as Matsushita Electric Industrial, which markets products under the Panasonic brand name, Microsoft, Network Computer, Philips, Sony Corp., STMicroelectronics and Toshiba America, will likely introduce products that compete with our N(3) Residential Gateway product in the future. In addition, we are likely to face increasing competition from alternative technologies. In particular, cable operators are currently deploying products that deliver voice, high-speed data and video services over cable. Cable service providers that offer these packaged services will give subscribers the alternative of purchasing all communications services from a single service provider. If these services are implemented successfully, they will compete directly with the services offered by telephone companies using our products.

     Consolidation in the telecommunications equipment industry may strengthen our competitors' position in our market. Consolidation of our competitors has occurred, and we expect it to continue to occur in the foreseeable future. For example, Alcatel acquired DSC Communications, Lucent acquired Ascend Communications, and BAE Systems, CNI Division, formerly GEC Marconi, acquired RELTEC Corporation. Acquisitions such as these further strengthen our competitors' financial, technical and marketing resources and provide access to regional Bell operating company customers. As a result, these competitors are able to devote greater resources to the development, promotion, sale and support of their products. This consolidation may allow some of our competitors to penetrate new markets that we have targeted, such as the domestic local and independent markets and international telephone markets. If our competitors are successful in these markets, we will be harmed.

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

INTELLECTUAL PROPERTY

     We rely on a combination of patent, copyright and trademark laws, and on trade secrets, confidentiality provisions and other contractual provisions to protect our intellectual property. These measures afford only limited protection. As of April 30, 2000, we had 15 issued patents in the United States and seven issued patents in foreign countries, all of which were issued in the past several years. As of April 30, 2000, we had 32 pending U.S. patent applications and 95 pending international patent applications. We market our products primarily under our own name and marks. We consider our trademarks to be valuable assets. We rely on patent, trademark, trade secret and copyright laws both to protect our proprietary technology and to protect us against claims from others. We believe that we have direct intellectual property rights or rights under cross-licensing arrangements covering substantially all of our material technologies. Given the technological complexity of our systems and products, however, we cannot assure that claims of infringement will not be asserted against us or against our customers in connection with their use of our systems and products, nor can we assure the outcome of any such claims.

SOURCES AND AVAILABILITY OF MATERIALS

     We contract for the manufacture of all of our products and have limited in-house manufacturing capabilities. We rely primarily on two large contract manufacturers: SCI Systems and ACT Manufacturing (formerly, CMC Industries). For a detailed discussion of these relationships and the risks associated with our dependence upon third-party manufacturers, see "Risk Factors,"
"Business -- Manufacturing" and "Management's Discussion and Analysis of Financial Condition and Results of Operations." Some parts, components and equipment used in our products are obtained from sole sources of supply. If our sole source suppliers or we fail to obtain components in sufficient quantities when required, delivery of our products could be delayed. Additional sole-sourced components may be incorporated into our equipment in the future. We do not have any long-term supply contracts to ensure sources of supply. In addition, our suppliers may enter into exclusive arrangements with our competitors, stop selling their products or components to us at commercially reasonable prices or refuse to sell their products or components to us at any price, which could harm our operating results.

ENVIRONMENTAL MATTERS

     Our research and development operations are subject to certain federal, state, local and foreign environmental protection laws and regulations. These laws and regulations relate to the use, handling, storage, discharge and disposal of certain hazardous materials and wastes, the pre-treatment and discharge of process waste waters and the control of process air pollutants. We believe that we are in compliance in all material respects with applicable environmental regulations. If those laws and regulations become more stringent over time, we may not be able to comply in a timely manner, or comply at all. Compliance with new laws and regulations could create significant compliance expenses, result in production suspension and delay, place restrictions on expansion at present locations and require the acquisition of costly equipment. Non-compliance with laws and regulations could result in penalties and suspension of operations.

REGULATION OF CUSTOMERS

     Although our products are not now directly subject to significant regulation by the FCC or any other federal or state communications regulatory agency, our customers and their networks, into which our products are incorporated, are subject to government regulation. Accordingly, the effects of regulation on our customers may, in turn, harm us. FCC regulatory policies affecting either the willingness or the ability of cable operators or telephone companies to offer certain services, or the terms on which these companies offer the services and conduct their businesses, may impede sales of our products.

     Several FCC regulatory policies may affect the degree to which or way in which incumbent local exchange carriers, which we refer to as incumbent carriers, principally the regional Bell operating companies, can or choose to make integrated voice, data and video offerings available. For example, the Telecommunications Act of 1996 requires incumbent carriers to offer their competitors cost-based access to certain parts of their networks to enable these competitors to provide telecommunications services. In response to a decision by the U.S. Supreme Court overturning the FCC's rule identifying the specific network elements that incumbent carriers must offer to their competitors, the FCC recently announced that, except in limited circumstances, it will not require incumbent carriers to offer their competitors access to the facilities and equipment used to provide high-speed data services. However, the FCC has stated that it will reexamine this decision every three years and judicial appeals of the decision may follow. The 1996 Telecommunications Act also requires incumbent carriers to offer for resale, at wholesale rates, any retail telecommunications services that incumbent carriers offer to customers. The FCC has determined that high-speed data services are "telecommunications services," and thus incumbent carriers must offer high-speed data services for resale by competitors.

     The uncertainties caused by pending regulatory proceedings or appeals could cause potential customers to delay purchasing decisions. In addition, the outcomes of the various regulatory proceedings may cause potential customers to not deploy all of the services for which our products are designed or to delay the widespread introduction of one or more of these services. Certain members of Congress have also expressed an interest in reducing the regulation of incumbent carriers' provision of video and high-speed data services, but again there is no way to predict whether this legislation will be adopted.

     The FCC also has proposed allowing incumbent carriers to offer high-speed data and video services through a structurally separate subsidiary that is not subject to the unbundling and resale requirements. Our equipment is designed to allow carriers to provide video, high-speed data, and digital voice on an integrated basis. If incumbent carriers choose to offer video or data services through a separate affiliate, incumbent carriers may prefer vendors whose equipment does not provide for integration of service offerings. A separate affiliate may choose to purchase less sophisticated equipment because it might not be able to utilize fully our equipment's integrated features. We will not know for certain the FCC's position on the proposed separate affiliate requirement until the FCC issues an order. In a separate proceeding, the FCC recently released an order requiring two large incumbent carriers, SBC and Ameritech, to provide high-speed data services through a separate subsidiary as a condition to the FCC's approval of their merger. Under the terms of the order, this condition terminates when the two incumbent carriers satisfy certain requirements, but no sooner than 42 months after the merger's closing.

     The FCC's rules prohibit incumbent carriers from providing voice or data services along with customer premises equipment, such as our N(3) Residential Gateway, as a package offering at a single price. The FCC also currently prohibits certain carriers, including incumbent carriers, from offering enhanced services. This would include, for example, Internet access services bundled with local exchange voice services. These bundling restrictions may limit the ability of incumbent carriers using our equipment to attract customers. The FCC is considering amending or repealing these bundling restrictions, but we cannot assure that rule changes will take place.

     Distribution of our N(3) Residential Gateway could be adversely affected by the FCC's "navigation devices" rules. Those rules require video program distributors, including those who use our system to deliver video, to allow set-top boxes and other navigation devices owned by customers or manufactured by third parties to be connected to the video program distributor's system. The rules require video program distributors to disclose technical details of their interfaces so as to permit third parties to manufacture the navigation devices and retail customers to connect them. We believe these rules are not readily applicable to our system because our N(3) Residential Gateway is in many ways different from a cable set-top box, and currently there is little likelihood of an independent market for our N(3) Residential Gateway separate from our entire system. However, if these rules could be applied to our N(3) Residential Gateway or other parts of our system, our customers might be required to disclose proprietary technical information including patented data about our technology, to allow competing vendors to access the system.

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

LITIGATION

     We are not currently a party to any material legal proceeding.

     In April 1995, DSC Communications and DSC Technologies filed an action against us and our founders, who are former DSC employees, in the United States District Court for the Eastern District of Texas alleging breach of contract, usurpation of corporation opportunity and misappropriation of trade secrets. The complaint alleged that certain telecommunications technology known as switched digital video was misappropriated by the defendants. Following a March 1996 trial on the merits, the jury found against the defendants on all three theories, and the court awarded DSC $136.7 million in damages based on future lost profits. Following several post-trial proceedings and an appeal of a federal district court's denial of injunctive relief, on February 28, 1997, the United States Court of Appeals for the Fifth Circuit ruled that DSC was not entitled to permanent injunctive relief, since the lost profits damage award was based on the assumption that we developed a competing switched digital video system. Subsequently, we satisfied the judgment of the Texas litigation, including interest, by paying DSC $141.0 million in November 1997.

     In March 1998, DSC filed an action against Next Level Communications L.P., Spencer Trask Investors LLC, General Instrument and Spencer Trask & Co., Inc. in the Superior Court of the State of Delaware in and for New Castle County. In that action, DSC alleged that in connection with the formation of Next Level Communications L.P. and the transfer to it of the switched digital video technology, Next Level Communications L.P. and Spencer Trask Investors LLC misappropriated DSC's trade secrets; that General Instrument improperly disclosed trade secrets when it conveyed this technology to the partnership; and that Spencer Trask & Co. conspired to misappropriate DSC's trade secrets. The trade secrets at issue were the same-switched digital video technology trade secrets at issue in the Texas litigation. DSC sought actual damages for the defendants' purported unjust enrichment, disgorgement of consideration, exemplary damages and attorney's fees, all in unspecified amounts. In April 1998, the defendants filed an action in the United States District Court for the Eastern District of Texas, requesting that the federal court preliminarily and permanently enjoin DSC from prosecuting the Delaware action because by pursuing the action, DSC effectively was trying to circumvent and relitigate the Texas action, in which we had paid $141.0 million. In May 1998, the Texas court granted a preliminary injunction preventing DSC from proceeding with the Delaware action. That injunction order was appealed to the United States Court of Appeals for the Fifth Circuit. In June 1999, the Fifth Circuit affirmed the grant of the preliminary injunction. On July 15, 1999, the Texas federal court granted the Delaware defendants' motion for summary judgment and issued its final judgment, permanently enjoining DSC from prosecuting and continuing the Delaware action.

     In May 1998, actions by BroadBand Technologies, Inc. against General Instrument and by Next Level Communications against BroadBand Technologies, pending in the United States District Court for the Eastern District of North Carolina, were dismissed with prejudice. The action brought by BroadBand related to fiber optic communications systems for delivering television signals and a patent held by BroadBand. The action brought by Next Level Communications involved contentions that BroadBand infringed two patents held by Next Level Communications relating to video compression and signal processing and that BroadBand had violated antitrust laws. These dismissals were entered pursuant to a settlement agreement under which, among other things, Next Level Communications L.P. paid BroadBand Technologies $5.0 million, which was expensed in 1998, and BroadBand Technologies and Next Level Communications L.P. have entered into a perpetual cross-license of patents applied for or issued currently or through May 2003.

EMPLOYEES

     As of April 30, 2000, we had a total of 428 full-time employees and five full-time contractors. Of the total number of employees, 241 were in research and development, 22 in marketing, 30 in operations, 77 in sales and sales support and 58 in administration. Of the total number of contractors, three were in research and development, one was in marketing, and one was in operations. Our employees are not represented by any collective bargaining agreement with respect to their employment, and we have never experienced an organized work stoppage. Satisfactory relations have generally prevailed between our employees and us. Our future success is heavily dependent upon our ability to hire and retain qualified technical, marketing and management personnel. The competition for personnel is intense, particularly for engineering personnel.

FACILITIES

     We own land and a building consisting of approximately 135,000 square feet and lease approximately 65,000 square feet of administrative, research and development, engineering and prototype/test facilities in Rohnert Park, California. We also lease three sales offices, in Braintree, Massachusetts, Phoenix, Arizona and Denver, Colorado. In addition, we lease an office for our technology department in Parsippany, New Jersey. We believe our current facilities are suitable and adequate and have sufficient productive capacity to meet our current needs.

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

                                   MANAGEMENT

OFFICERS AND DIRECTORS

     Our officers and directors, and their ages, as of May 31, 2000, are as follows:

         NAME           AGE                            POSITION(S)
         ----           ---                            -----------
Peter W. Keeler.......  45     Chairman of the Board, Chief Executive Officer and President
Thomas R. Eames.......  47     Chief Technical Officer
James T. Wandrey......  45     Senior Vice President, Chief Financial Officer and Treasurer
Alvin L. Pachynski....  60     Senior Vice President, Marketing
Frank P. Tuhy.........  56     Senior Vice President, Technology
T. Murat Uraz.........  45     Senior Vice President and Chief Engineering Officer
Hans L. Van Welzen....  57     Senior Vice President, Sales
William A. Weeks......  37     Senior Vice President and Chief Strategic Officer
Keith A. Zar..........  45     Senior Vice President, General Counsel, Chief Administrative
                               Officer and Secretary
Lynn Forester.........  45     Director
Paul S. Latchford.....  45     Director
Ferdinand C. Kuznik...  55     Director
John McCartney........  47     Director
Scott Poteracki.......  46     Director
Dennis Rheault........  43     Director
Richard Severns.......  54     Director

     Peter W. Keeler is one of our co-founders and has served as our Chief Executive Officer from July 1994 to the present and served as our co-President from July 1994 to June 1999. Mr. Keeler was appointed as Chairman of the Board and one of our directors in August 1999. From 1988 until May 1994, Mr. Keeler served as Vice President of Business Development for Optilink/DSC, a telecommunications equipment company. Prior to that, Mr. Keeler held various marketing and international business positions for the 3M Company.

     Thomas R. Eames is one of our co-founders and has served as our Chief Technical Officer since June 1999 and served as our co-President from July 1994 to June 1999. Prior to that, Mr. Eames was a founder of Optilink Corporation, a telecommunications equipment company, which was later acquired by DSC Corporation where he served as Senior Director in Engineering from 1987 to May 1994. Prior to that Mr. Eames was employed by Harris Corporation, a telecommunications company, in a variety of technical positions.

     James T. Wandrey has served as our Senior Vice President, Chief Financial Officer and Treasurer since June 1999 and as our Secretary from October to December 1999. From March 1999 to June 1999, Mr. Wandrey served as our Vice President, Chief Financial Officer and Treasurer. Mr. Wandrey was Vice President and Corporate Controller of Avid Technology, a multi-media software company, from April 1997 to December 1998. From January 1995 to April 1997, Mr. Wandrey served as Senior Director and Corporate Controller of Alcatel Network Systems. Prior to that, Mr. Wandrey spent 11 years with the Hewlett Packard Company.

     Alvin L. Pachynski has served as our Senior Vice President of Marketing since June 1999. From August 1997 to June 1999, Mr. Pachynski served as our Vice President of Marketing. From May 1997 to August 1997, Mr. Pachynski was our Senior Programs Manager. Prior to that, Mr. Pachynski was a consultant to the telecommunications industry from September 1995 to April 1997. From 1989 to 1994, Mr. Pachynski was Vice President of Marketing for Raynet Corporation, a telecommunications equipment company.

     Frank P. Tuhy has served as our Senior Vice President of Technology since June 1999. From December 1996 to June 1999, Mr. Tuhy served as our Vice President of Technology-East. From January

1984 to November 1996, Mr. Tuhy was Director of Access Systems Analysis and Criteria at Bell Communications Research (Bellcore).

     T. Murat Uraz has served as our Senior Vice President and Chief Engineering Officer since June 1999. From January 1995 to June 1999, Mr. Uraz held many positions in our Engineering Department, including Vice President of Engineering. Prior to that, from 1993 to January 1995, Mr. Uraz was a Broadband Engineering Project Manager at Raynet Corporation, a telecommunications equipment company.

     Hans L. Van Welzen has served as our Senior Vice President of Sales since April 1999. Mr. Van Welzen was Senior Vice President of Sales for Siemens Information and Communications Networks from October 1998 to March 1999. From December 1993 to September 1998, Mr. Van Welzen was Vice President of Northeast sales for Siemens Telecom Networks. From 1989 to 1992, Mr. Van Welzen was Vice President of Operations for Siemens. Prior to that, Mr. Van Welzen spent 22 years with Nortel where he held a wide variety of Sales, Engineering, Operations and Marketing positions.

     William A. Weeks has served as our Senior Vice President and Chief Strategic Officer since June 1999. From April 1996 to June 1999, Mr. Weeks served as our Vice President, Technology-West. From February 1995 to April 1996, Mr. Weeks served as our Senior Director of Technology. Mr. Weeks was Director of Broadband Access Technology at US WEST Advanced Technologies from 1992 to February 1995. Prior to that, Mr. Weeks held various positions with Ameritech Corp, AT&T Bell Laboratories and United Telecommunications.

     Keith A. Zar has served as our Senior Vice President, General Counsel and Secretary since January 2000 and additionally as our Chief Administrative Officer since May 2000. From February to December 1999, Mr. Zar was an outside legal consultant to us. Mr. Zar was Senior Vice President of General Instrument from October 1998 to February 1999, Senior Vice President and General Counsel of General Instrument from April 1998 to October 1998, Vice President and General Counsel of General Instrument from June 1997 to April 1998, and Assistant General Counsel of General Instrument from July 1993 to June 1997.

     Lynn Forester has been one of our directors since November 1999. From February 1995 to January 2000, Ms. Forester was a director of General Instrument and its predecessors. Ms. Forester has been President and Chief Executive Officer of FirstMark Holdings, Inc., a telecommunications company, since 1984 and since June 1998 has served as Co-Chief Executive Officer of FirstMark Communications International, LLC, a telecommunications company. From 1989 to December 1994, Ms. Forester was Chairman and Chief Executive Officer of TPI Communications International, Inc., a radio common carrier and paging company. Ms. Forester is Vice Chairman of the Corporate Commission on Educational Technology.

     Paul S. Latchford has been one of our directors since November 1999 and has served as the President of the Spencer Trask Media and Communications Group, a technology investment firm, since June 1999. From February 1997 to June 1999, Mr. Latchford served as Principal Vice President of Global Business Development for Bechtel Group, Inc., a telecommunications network engineering and construction company. From February 1995 to February 1997, Mr. Latchford was Vice President of Business Development and Operations for Bell Atlantic International, a telecommunications company, for the Asia Pacific Region and Executive Director of Business Development from March 1994 to February 1995.

     Ferdinand C. Kuznik has been one of our directors since January 2000. Mr. Kuznik joined Motorola in 1990 and has held various positions including his current position of Executive Vice President and President of Motorola's operations in Europe, the Middle East and Africa.

     John McCartney has been one of our directors since November 1999. Since October 1998, Mr. McCartney has served as Deputy Chairman of Datatec, Ltd., a networking and E-commerce Company. From June 1997 to March 1998, Mr. McCartney was president of the client access business unit of 3Com Corporation, which merged with U.S. Robotics Corporation in 1997. Mr. McCartney served on the board of directors of U.S. Robotics Corporation from 1985 through 1997. Mr. McCartney also served in various executive capacities at U.S. Robotics Corporation, including as president and chief operating officer from January 1987 to June 1997. Mr. McCartney serves on the board of directors of Datatec, A.M. Castle Corp., Quotesmith.com and Altec Lansing Technologies.

     Scott Poteracki has been one of our directors since April 2000. Mr. Poteracki is Corporate Vice President and Director of Finance of Motorola's Internet and Networking Group (ING). Mr. Poteracki has held various financial positions within Motorola since 1978. Prior to his employment with Motorola, Mr. Poteracki was in public accounting with Coopers & Lybrand.

     Dennis Rheault has been one of our directors since January 2000. Mr. Rheault has served as Vice President and Director of Strategy for the Communications Enterprise at Motorola since July 1998. From May 1997 to July 1998, Mr. Rheault served as a Vice President and Director of Corporate Strategy at Motorola. From December 1988 to May 1997, Mr. Rheault served as a Vice President and Director at the Boston Consulting Group.

     Richard Severns has been one of our directors since January 2000. Mr. Severns has served as Senior Vice President and Director of Finance for the Communications Enterprise of Motorola since July 1998. From 1991 to July 1998, he served as Senior Vice President, Director of Finance and General Manager of Motorola's Network Services and Strategy Group for the Land Mobile Products Sector. Mr. Severns joined Motorola in 1971 as a senior auditor.

BOARD OF DIRECTORS

     Our board of directors is divided into three classes. Class I consists of three directors (Messrs. Kuznik, Severns and McCartney) who are serving a term expiring at our annual meeting of stockholders to be held in 2003. Class II consists of three directors (Ms. Forester and Messrs. Latchford and Rheault) who are serving a term expiring at our annual meeting of stockholders to be held in 2001. Class III consists of two directors (Messrs. Keeler and Poteracki) who are serving a term expiring at our annual meeting of stockholders to be held in 2002. In each case, a director serves for the designated term and until his or her respective successor is duly elected and qualified.

BOARD COMMITTEES

     Our board of directors has a compensation committee and an audit committee. The compensation committee consists of Ms. Forester, Mr. McCartney and Mr. Severns. The compensation committee makes recommendations to our board of directors regarding our stock option plans and all matters of compensation, including determining the compensation of our executive officers, except that a subcommittee consisting of Ms. Forester and Mr. McCartney makes recommendations as to matters subject to Section 162(m) of the Internal Revenue Code. The audit committee consists of Messrs. Latchford and McCartney. The audit committee approves our independent auditors, reviews the results and scope of annual audits and other accounting related services, and evaluates our internal controls.

DIRECTOR COMPENSATION

     We pay our non-employee directors who are not employees of Motorola, General Instrument or their respective affiliates a retainer of $20,000 per year. In addition, we pay them a fee of $1,500 for each meeting of the board of directors or a board committee that they attend. Non-employee directors also receive stock option grants, as described under "Employee Stock Plans -- 1999 Equity Incentive Plan." During 1999, in accordance with the 1999 Equity Incentive Plan and prior to the consummation of our initial public offering, Ms. Forester, Mr. Latchford and Mr. McCartney each were granted options to purchase 20,000 shares of our common stock at an exercise price of $11.00 per share.

EXECUTIVE COMPENSATION

     The following Summary Compensation Table sets forth compensation information for fiscal years 1998 and 1999 paid by Next Level for services by our Chief Executive Officer and our four other highest-paid executive officers whose total salary and bonus for fiscal year 1999 exceeded $100,000 and to whom we collectively refer as our named executive officers.

                           SUMMARY COMPENSATION TABLE

                                                                                 LONG-TERM
                                                                                COMPENSATION
                                                                                   AWARDS
                                                      ANNUAL COMPENSATION        SECURITIES
                                                   --------------------------    UNDERLYING       ALL OTHER
           NAME AND PRINCIPAL POSITION             YEAR    SALARY     BONUS       OPTIONS      COMPENSATION(1)
           ---------------------------             ----   --------   --------   ------------   ---------------
Peter W. Keeler..................................  1999   $261,077   $380,500     600,000          $5,000
  Chairman of the Board,                           1998    250,000    125,000          --           5,000
  Chief Executive Officer and President
James T. Wandrey(2)..............................  1999    141,346    299,471     350,000
  Senior Vice President,                           1998         --         --          --           5,923
  Chief Financial Officer and Treasurer
Thomas R. Eames..................................  1999    261,077    130,538     600,000           5,000
  Chief Technical Officer                          1998    250,000    125,000          --           5,000
Charles H. Seebock...............................  1999    192,870     77,148     250,000           5,114
  Senior Vice President,                           1998    166,910     50,074       8,334           5,000
  Chief Operating Officer(3)
T. Murat Uraz....................................  1999    182,712     73,085     190,000           4,264
  Senior Vice President,                           1998    148,993     79,698      33,334           4,368
  Chief Engineering Officer

-------------------------
(1) Represents our matching 401(k) contributions.

(2) We hired Mr. Wandrey in March 1999.

(3) Mr. Seebock resigned in May 2000.

OPTION GRANTS IN LAST FISCAL YEAR

     The following table sets forth information for our named executive officers with respect to grants of options to purchase our common stock made in the year ended December 31, 1999 and the potential realizable value of all options held by such executive officers on December 31, 1999.

                                                               INDIVIDUAL GRANTS
                                                     --------------------------------------    POTENTIAL REALIZABLE
                                                     % OF TOTAL                                VALUE ($) AT ASSUMED
                                        NUMBER OF     OPTIONS                                  ANNUAL RATES OF STOCK
                                        SECURITIES   GRANTED TO                               PRICE APPRECIATION FOR
                                        UNDERLYING   EMPLOYEES      EXERCISE                      OPTION TERM(2)
                                         OPTIONS       DURING     PRICE ($ PER   EXPIRATION   -----------------------
                 NAME                    GRANTED      YEAR(1)        SHARE)         DATE          5%          10%
                 ----                   ----------   ----------   ------------   ----------   ----------   ----------
Peter W. Keeler.......................   600,000        7.4%         66.25         12/3/09    29,943,420   66,180,800
Thomas R. Eames.......................   600,000        7.4%         66.25         12/3/09    29,943,420   66,180,800
James T. Wandrey......................   200,000        2.5%         11.00        10/26/09    21,031,140   33,110,267
James T. Wandrey......................   100,000        1.2%         66.25         12/3/09     4,990,570   11,030,133
James T. Wandrey......................    50,000        0.6%          9.66          3/8/09     5,324,785    8,344,567
Charles H. Seebock....................   225,000        2.8%         11.00        10/26/09    23,660,033   37,249,050
Charles H. Seebock....................    25,000        0.3%         66.25         12/3/09     1,247,643    2,757,533
T. Murat Uraz.........................   165,000        2.0%         11.00        10/26/09    17,350,691   27,315,970
T. Murat Uraz.........................    25,000        0.3%         66.25         12/3/09     1,247,643    2,757,533

-------------------------
(1) Based on an aggregate total of 8,134,679 options granted to employees in 1999 under our option plans.

(2) Potential realizable values are reported net of the option exercise price, but before taxes associated with the exercise, if any. These amounts represent certain assumed rates of appreciation only, in accordance with regulations of the Securities and Exchange Commission, or the SEC. Actual gains, if any, on stock option exercises and common stock holdings are dependent on the future performance of our common stock and overall market conditions, as well as the continued employment through the vesting period of the executives. We cannot assure that the amounts reflected will be realized.

AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR-END OPTION
VALUES

     The following table sets forth information concerning the shares acquired and the value realized upon the exercise of stock options during fiscal year 1999 and the year-end number and value of unexercised options with respect to each of our named executive officers. No stock appreciation rights were exercised by our named executive officers in fiscal year 1999 or were outstanding at the end of that year.

     Some of our options were granted in tandem with options to purchase shares of the common stock of General Instrument, which are now options to purchase Motorola common stock. If all or a portion of one of our options are exercised, all or a portion of the General Instrument options are canceled, and if all or a portion of the General Instrument options are exercised, all or a portion of our options are canceled. The number of unexercised options set forth in the table does not include options to purchase shares of Motorola common stock.

                                                                NUMBER OF SECURITIES
                                                               UNDERLYING UNEXERCISED        VALUE ($) OF UNEXERCISED
                                                                     OPTIONS AT              IN-THE-MONEY OPTIONS AT
                                  SHARES                          DECEMBER 31, 1999            DECEMBER 31, 1999(1)
                                ACQUIRED ON      VALUE       ---------------------------   ----------------------------
             NAME               EXERCISE(#)   REALIZED($)    EXERCISABLE   UNEXERCISABLE   EXERCISABLE    UNEXERCISABLE
             ----               -----------   ------------   -----------   -------------   ------------   -------------
Peter W. Keeler...............      --            --          1,750,000       600,000      $129,561,250    $ 5,175,000
Thomas R. Eames...............      --            --          1,559,208       600,000       116,745,724      5,175,000
T. Murat Uraz.................      --            --            176,667       190,000        12,862,846     10,755,000
Charles H. Seebock............      --            --            116,667       250,000         8,563,696     14,587,500
James T. Wandrey..............      --            --             50,000       300,000         3,260,750     13,637,500

-------------------------
(1) The fair market value of our common stock (as reported on The Nasdaq National Market) at the close of business on December 31, 1999 was $74.875.

EMPLOYEE STOCK PLANS

1999 STOCK PLAN

     We adopted our 1999 Stock Plan effective on October 10, 1999. Our then sole stockholder also approved this plan. We have reserved 6,000,000 shares of our common stock for grants under the 1999 Stock Plan. If options or shares awarded under the 1999 Stock Plan are forfeited, then those options or shares will become available for new awards. As of June 2, 2000, we have granted options covering 5,393,854 shares of our common stock under the 1999 Stock Plan. These options have an exercise price equal to $11.00 per share, and they will become exercisable with respect to 25% of the shares after 12 months of service and the remaining 75% of the shares in equal monthly installments over the next 36 months of service. We will make no additional awards under the 1999 Stock Plan.

     Our board of directors administers the 1999 Stock Plan. The board has complete discretion to make all decisions relating to the interpretation and operation of our 1999 Stock Plan. Participants in the plan may include employees, consultants and members of the board of directors who are not employees. The board may grant options to purchase shares of our common stock, or it may grant restricted shares of our common stock. Options may be incentive stock options, which may qualify for favorable tax treatment and which have a minimum exercise price equal to 100% of the fair market value of the underlying stock on the date of grant. Options may also be nonstatutory stock options, which cannot qualify for favorable tax treatment and which have a minimum exercise price equal to 85% of the fair market value of the underlying stock on the date of grant. Options expire not later than 10 years after the date of grant, and they expire earlier if the optionee's service ends earlier.

     Our board of directors may amend or terminate the 1999 Stock Plan at any time. If our board amends the plan, stockholder approval must be obtained only to the extent required by applicable law.

1999 EQUITY INCENTIVE PLAN

     We adopted our 1999 Equity Incentive Plan effective on October 10, 1999. Our then sole stockholder also approved this plan. We have reserved 7,900,000 shares of our common stock for issuance under the 1999 Equity Incentive Plan, and as of June 2, 2000, we have granted 5,336,100 future awards under the 1999 Equity Incentive Plan. In general, if options or shares awarded under the 1999 Equity Incentive Plan or our 1999 Stock Plan are forfeited, then those options or shares will again become available for awards under the 1999 Equity Incentive Plan.

     The compensation committee of our board of directors administers the 1999 Equity Incentive Plan. The committee has the complete discretion to make all decisions relating to the interpretation and operation of the 1999 Equity Incentive Plan. The committee has the discretion to determine who will receive an award, what type of award it will be, how many shares will be covered by the award, what the vesting requirements will be, if any, and what the other features and conditions of each award will be. The compensation committee may also reprice outstanding options and modify outstanding awards in other ways.

     The following groups of individuals are eligible to participate in the 1999 Equity Incentive Plan:

     - employees;

     - members of our board of directors, other than board members who are our employees or board members who are employees of Motorola, General Instrument or their respective affiliates; and

     - consultants.

     The 1999 Equity Incentive Plan provides for the following types of awards:

     - options to purchase shares of our common stock;

     - stock appreciation rights;

     - restricted shares of our common stock; and

     - stock units, which are sometimes called phantom shares.

     Options may be incentive stock options or nonstatutory stock options. An optionee who exercises an incentive stock option may qualify for favorable tax treatment under Section 422 of the Internal Revenue Code of 1986. On the other hand, nonstatutory stock options do not qualify for this favorable tax treatment. The exercise price for all options granted under the 1999 Equity Incentive Plan may not be less than 100% of the fair market value of our common stock on the option grant date. Optionees may pay the exercise price by using:

     - cash;

     - shares of common stock that the optionee already owns;

     - an immediate sale of the option shares through a broker designated by us; or

     - a loan from a broker designated by us, secured by the option shares.

     Options and stock appreciation rights vest at the time or times determined by the compensation committee. In most cases, our options will vest over the four-year period following the date of grant. Options and stock appreciation rights generally expire 10 years after they are granted, except that they generally expire earlier if the optionee's service terminates earlier.

     The 1999 Equity Incentive Plan provides that no participant may receive options or stock appreciation rights covering more than 2,000,000 shares in the same year, except that a newly hired employee may receive options or stock appreciation rights covering up to 3,000,000 shares in the first year of employment.

     Restricted shares may be awarded under the 1999 Equity Incentive Plan in return for:

     - cash;

     - a full-recourse promissory note, except that the par value of newly issued shares must be paid in cash;

     - services already provided to us; or

     - in the case of treasury shares only, services to be provided to us in the future.

     Restricted shares and stock units vest at the time or times determined by the compensation committee.

     Our compensation committee may determine that an option or other award under the 1999 Equity Incentive Plan will become fully or partially vested if we are subject to a change in control or if a participant's employment is terminated after a change in control. A change in control includes the following, except that in no case does a change in control include the sale of our stock by General Instrument or General Instrument's merger with Motorola or any other change in control of General Instrument:

     - a merger after which our own stockholders own 50% or less of the surviving corporation or our parent company;

     - a sale of all or substantially all of our assets;

     - a proxy contest that results in the replacement of more than one-half of our directors over a 24-month period; or

     - an acquisition of 50% or more of our outstanding stock by any person or group, other than General Instrument or a person related to us, such as a holding company owned by our stockholders.

     The non-employee members of our board of directors, with the exception of non-employee directors who are employees of Motorola, General Instrument or their respective affiliates, are eligible for automatic option grants under the 1999 Equity Incentive Plan. Each non-employee director who first joins our board will receive an initial option for 20,000 shares of our common stock. That grant will occur when the director takes office. The initial option will vest over the four-year period following the date of grant.

     At the time of each of our annual stockholders' meetings, beginning in 2000, each non-employee director, with the exception of non-employee directors who are employees of Motorola, General Instrument or their respective affiliates, who will continue to be a director after that meeting will automatically be granted an annual option for 5,000 shares of our common stock. However, a new non-employee director who is receiving the 20,000-share initial option will not receive the 5,000-share annual option in the same year. The annual options will vest one year after the date of grant. If a change in control occurs, or if a non-employee director leaves our board because of retirement after age 65, total disability or death, then the non-employee director's options granted under the 1999 Equity Incentive Plan will become fully vested.

     The exercise price of each non-employee director's option will be equal to the fair market value of our common stock on the option grant date. A director may pay the exercise price by using cash, shares of common stock that the director already owns, or an immediate sale of the option shares through a broker designated by us. The non-employee directors' options have a 10-year term, except that they expire one year after a director leaves the board, if earlier.

     Our board may amend or terminate the 1999 Equity Incentive Plan at any time. If our board amends the plan, it does not need to obtain stockholder approval of the amendment unless applicable law requires it. The 1999 Equity Incentive Plan will continue in effect indefinitely, unless the board decides to terminate the plan earlier.

1999 EMPLOYEE STOCK PURCHASE PLAN

     We adopted our 1999 Employee Stock Purchase Plan effective on October 10, 1999. Our then sole stockholder also approved this plan. Our 1999 Employee Stock Purchase Plan is intended to qualify under Section 423 of the Internal Revenue Code. We have reserved 1,000,000 shares of our common stock for issuance under the plan. On November 1 of each year, starting with the year 2000, the number of shares in the reserve will automatically be increased by 1,000,000 shares, 1% of the shares then outstanding or the number determined by our board of directors, whichever is lowest. The plan is administered by the compensation committee of our board of directors.

     All of our employees are eligible to participate. Eligible employees may begin participating in the 1999 Employee Stock Purchase Plan at the start of any offering period. Each offering period lasts 24 months. Overlapping offering periods start on May 1 and November 1 of each year. However, the first offering period started on the effective date of our initial public offering and will end on October 31, 2001.

     Our 1999 Employee Stock Purchase Plan permits each eligible employee to purchase common stock through payroll deductions. Each employee's payroll deductions may not exceed 20% of the employee's cash compensation. Purchases of our common stock will occur on April 30 and October 31 of each year. Each participant may purchase up to 1,500 shares on any purchase date. But the value of the shares purchased in any calendar year (measured as of the beginning of the offering period) may not exceed $25,000.

     The price of each share of common stock purchased under our 1999 Employee Stock Purchase Plan will be 85% of the lower of:

     - the fair market value per share of common stock on the date immediately before the first day of the applicable offering period; or

     - the fair market value per share of common stock on the purchase date.

     In the case of the first offering period, the price per share under the plan will be 85% of the lower of:

     - the price per share at the initial public offering; or

     - the fair market value per share of common stock on the purchase date.

     Employees may end their participation in the 1999 Employee Stock Purchase Plan at any time. Participation ends automatically upon termination of employment with us. If a change in control occurs, our 1999 Employee Stock Purchase Plan will end and shares will be purchased with the payroll deductions accumulated to date by participating employees, unless the plan is assumed by the surviving corporation or its parent. Our board of directors may amend or terminate the 1999 Employee Stock Purchase Plan at any time. If our board increases the number of shares of common stock reserved for issuance under the plan (except for the automatic increases described above), it must obtain the approval of our stockholders.

              CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

     Next Level Communications, a subsidiary of General Instrument, was the limited partner and Spencer Trask Investors, LLC was the general partner of Next Level Communications L.P., with the General Instrument subsidiary holding a 90.4% limited partnership interest and Spencer Trask holding a 9.6% general partnership interest. General Instrument also held a $75.0 million principal amount promissory note of Next Level Communications L.P., which, together with accrued interest thereon, was convertible into shares of common stock of the successor corporation to the partnership. Spencer Trask Investors also held an option to acquire additional shares of that successor corporation, that is of our company.

     Immediately prior to our initial public offering, General Instrument contributed its $75 million note and accrued interest thereon to us, and Next Level Communications L.P. and the General Instrument subsidiary, Next Level Communications, merged into us. As a result, General Instrument received 64,103,724 shares of common stock and Spencer Trask and related persons received 5,863,329 shares of common stock. These shares represented, in the aggregate, approximately 89.2% of our outstanding common stock. Also, pursuant to this merger, the option held by Spencer Trask Investors, LLC became warrants to acquire from us 8,480,102 shares of common stock at an exercise price of $10.38 per share, which warrants were distributed to the members of Spencer Trask Investors, LLC. The warrants are currently exercisable and expire on January 13, 2003. In lieu of paying the exercise price in cash, the holders may elect to receive, upon the exercise of a warrant, the number of shares subject to the warrant multiplied by a fraction, the numerator of which is the market price per share less the exercise price and the denominator of which is the market price per share. 1,500,000 of these warrants will be exercised to acquire the shares of common stock offered by this prospectus. Based on closing prices of our common stock through June 2, 2000, we have assumed that warrants to purchase an additional 319,930 shares of our common stock will be surrendered to satisfy the exercise price of the warrants to purchase the 1,500,000 shares being offered by this prospectus. The actual number of warrants surrendered will depend upon the closing price of our common stock for a 20-day period prior to exercise.

     On January 5, 2000, General Instrument consummated its merger with Motorola. Consequently, Motorola is able to exercise a majority of our total voting power and has the ability to control our board of directors and all matters relating to our business and affairs. We do not know whether Motorola's plans for our business and affairs will be different than our existing plans and whether any changes that may be implemented under Motorola's control will be beneficial or detrimental to our other stockholders.

     Although Motorola has advised us that it currently intends to hold all of its shares, neither Motorola (through its ownership of General Instrument) or Spencer Trask and its related persons are subject to any contractual obligation to retain any of its shares, other than a 90-day lockup agreement in connection with this offering. As a result, we cannot assure you as to how long Motorola or Spencer Trask and its related persons will maintain their remaining beneficial ownership of our common stock.

     It is possible that Motorola could be in a position involving a conflict of interest with us. In addition, individuals who are officers or directors of both our principal stockholder and us may have fiduciary duties to both our principal stockholder and us. For example, a conflict may arise if our principal stockholder were to engage in activities or pursue corporate opportunities that may overlap with our business. Our certificate of incorporation contains provisions intended to protect our principal stockholder and these individuals in these situations.

     Prior to December 31, 1999, General Instrument leased one of the buildings at our Rohnert Park offices from a Delaware realty trust set up specifically to permit the purchase and lease of the facility. To purchase the land and construct the facility, this trust obtained loans from several lenders which were guaranteed by General Instrument. The lease provided for a purchase option. On December 30, 1999, the Company exercised such option, paying $24.9 million to acquire the land and building.

     As a condition of our contract with Bell Atlantic, we were required to maintain up to a $75 million performance bond or irrevocable letter of credit. This obligation was guaranteed by General Instrument until March 2000.

CORPORATE AND INTERCOMPANY AGREEMENT

     In November 1999, we entered into a corporate and intercompany agreement with General Instrument under which we granted to General Instrument and its affiliates a continuing option to purchase additional shares of common stock or shares of non-voting capital stock. If we issue any additional equity securities, General Instrument and its affiliates may exercise this option to purchase:

     - shares of common stock to the extent necessary for them to maintain their then-existing percentage of the total voting power; and

     - shares of non-voting capital stock to the extent necessary to own 80% of any class of non-voting capital stock which may be outstanding. The purchase price of the shares of common stock is the fair market value of the common stock.

     The purchase price of non-voting capital stock will be the price at which third parties may purchase this stock. The option expires if General Instrument and its affiliates beneficially own less than 30% of our outstanding common stock.

     Under this agreement, we have agreed to obtain a release of General Instrument from its Bell Atlantic guaranty as promptly as practicable. This agreement also provides that, for as long as General Instrument and its affiliates beneficially own a majority of the outstanding common stock, we may not take any action which may be reasonably anticipated to result in a violation by them of:

     - any law or regulation, including the Internal Revenue Code or the Employee Retirement Income Security Act;

     - their certificates of incorporation or by-laws;

     - any credit agreement or other material instrument binding upon them or any of their assets; or

     - any judgment, order or decree of any governmental authority having jurisdiction over them or any of their assets.

     This agreement also provides that the parties will provide reasonable cooperation with respect to their tax filings and any tax audits. Under this agreement, we will also indemnify General Instrument and its affiliates against any lawsuits or other claims arising out of any of our or our predecessors' activities or omissions before and after our initial public offering.

     Under this agreement, we and our board of directors also appointed additional directors nominated by Motorola on January 5, 2000.

     This agreement also provides that we will enter into a similar agreement for the benefit of any transferee or group of related transferees of General Instrument which is unaffiliated with General Instrument of more than a majority of the outstanding shares of our common stock in a single transaction or a group of related transactions.

CROSS LICENSE AGREEMENT

     In November 1999, we entered into a cross license agreement with General Instrument. Under this agreement, General Instrument granted to us a nonexclusive, perpetual, royalty free, worldwide license under all patent applications and patents owned by General Instrument and any future patents issued from these General Instrument patents and patent applications, to make our NLevel(3) product or related switched digital video network equipment and software. This grant did not include patent claims covering the implementations, methods or devices primarily used or to be used by General Instrument. Also under this agreement, we granted to General Instrument and its affiliates, including Motorola, a nonexclusive, perpetual, royalty free, worldwide license under all patent applications and patents owned by us and filed prior to our initial public offering and any future patents issued from these patents and patent applications to make digital cable subscriber terminals, satellite and wireless subscriber terminals, cable modems, HFC telephony and related headend, uplink, transmission or other network equipment and software. This grant did not include patent claims covering the implementations, methods or devices primarily used or to be used by us. We and General Instrument each also licensed to the other the right to use confidential, technical and other information in each other's possession as of the completion of our initial public offering. These licenses do not include the right to sublicense to any third parties. This agreement permits General Instrument and us to transfer its or our licenses pursuant to a sale of its or our respective entire business, a sale of an entire business unit that benefits from the license or to any of General Instrument's or our respective affiliates.

REGISTRATION RIGHTS AGREEMENT

     In November 1999, we entered into a registration rights agreement with General Instrument and Spencer Trask Investors, LLC. Under this agreement, we granted to these stockholders and their transferees the right to request that we use our best efforts to register their shares of our common stock and the shares of common stock underlying their warrants under federal and state securities laws so that they may sell or dispose of their shares in accordance with these laws. So long as General Instrument and its affiliates own 30% of our outstanding common stock, they will not be limited in the number of times they may make that request. After their ownership declines below that level, they will be able to cause us to effect up to four registrations of their shares. Spencer Trask and its related persons and their transferees will be able to cause us to effect up to three registrations of their shares. Under customary "piggy-back" registration rights, General Instrument, Spencer Trask and their transferees will also be entitled to include their shares in all registrations of common stock we make, either for a sale by us or any of our stockholders, subject to customary exceptions. We will pay for all out-of-pocket expenses relating to these registrations and indemnify General Instrument, Spencer Trask (and its related persons) and their transferees against certain liabilities under securities laws. General Instrument and Spencer Trask and related persons and their transferees may generally assign these registration rights to transferees of their shares. This agreement also provides that we will enter into a similar agreement for the benefit of any majority transferee. As defined in the agreement, a majority transferee is any transferee or group of related transferees of General Instrument which is unaffiliated with General Instrument of more than a majority of the outstanding shares of common stock in a single transaction or a group of related transactions.

                       PRINCIPAL AND SELLING STOCKHOLDERS

     The following table sets forth the beneficial ownership of our common stock as of June 2, 2000 as to:

     - each person known by us to own beneficially more than five percent of our common stock;

     - each of the executive officers named in the Summary Compensation Table beginning on page 37;

     - each of our current directors;

     - all of our directors and executive officers as a group; and

     - the selling stockholders.

     Except as otherwise indicated, and subject to applicable community property laws, the persons named below have sole voting and investment power with respect to all shares of common stock held by them.

     Applicable percentage ownership in the table is based on 80,278,935 shares of common stock outstanding as of June 2, 2000 and 81,778,935 shares of common stock assumed to be outstanding immediately following the completion of this offering. Beneficial ownership is determined in accordance with the rules of the SEC. Shares of common stock subject to options or warrants that are presently exercisable or exercisable within 60 days of June 2, 2000 are deemed outstanding for the purpose of computing the percentage ownership of the person or entity holding the options or warrants, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person or entity. Based on closing prices of our common stock through June 2, 2000, we have assumed that warrants to purchase 319,930 shares of our common stock will be surrendered to satisfy the exercise price of the warrants to purchase the 1,500,000 shares being offered by this prospectus. The actual number of warrants surrendered will depend upon the closing price of our common stock for a 20-day period prior to exercise.

     Unless otherwise indicated below, each person or entity named below has an address in care of our principal executive offices.

                                                                                             SHARES BENEFICIALLY
                                                    NUMBER OF                  NUMBER OF      OWNED AFTER THIS
                                                      SHARES                    SHARES            OFFERING
                                                   BENEFICIALLY                  BEING     -----------------------
            NAME OF BENEFICIAL OWNER                  OWNED       PERCENTAGE    OFFERED      NUMBER     PERCENTAGE
            ------------------------               ------------   ----------   ---------   ----------   ----------
Motorola, Inc....................................   64,103,724       79.9%           --    64,103,724      78.9%
  1303 East Algonquin Road
  Schaumburg, IL 60196
Kevin B. Kimberlin(1)............................   10,209,411       11.8%           --     8,813,524      10.8%
  c/o 535 Madison Avenue, 18th Floor
  New York, NY 10022
Oshkim NLC, Ltd.(2)..............................    6,419,437        7.4%     1,135,500    5,041,750       6.2%
  c/o 535 Madison Avenue, 18th Floor
  New York, NY 10022
Felix Investors, LLC(3)..........................      424,043          *       349,500            --        --
  c/o 535 Madison Avenue, 18th Floor
  New York, NY 10022
Spencer Trask Holdings, Inc.(4)..................      143,434          *        15,000       125,234         *
  c/o 535 Madison Avenue, 18th Floor
  New York, NY 10022
Peter W. Keeler(5)...............................    1,900,000        2.3%           --     1,900,000       2.3%
Thomas R. Eames(6)...............................    1,577,208        1.9%           --     1,577,208       1.9%
Lynn Forester....................................       10,000          *            --        10,000         *
Ferdinand C. Kuznik..............................           --         --            --            --        --
Paul S. Latchford................................           --          *            --           200         *
John McCartney...................................        8,500          *            --         8,500         *
Scott Poteracki..................................           --         --            --            --        --
Dennis Rheault...................................           --         --            --            --        --
Charles H. Seebock(7)............................           --         --            --            --        --
Richard Severns..................................           --         --            --            --        --
T. Murat Uraz(8).................................      182,667          *            --       182,667         *
James T. Wandrey(9)..............................       93,000          *            --        93,000         *
All directors and executive officers as a group
  (17 persons)(10)...............................    4,038,939        4.8%           --     4,038,939       4.7%

-------------------------
  *  Less than 1%.

 (1) Represents 3,646,540 shares held by Kevin Kimberlin Partners, LP, a Delaware limited partnership, of which Mr. Kimberlin is the sole general partner, 6,419,437 shares subject to warrants held by Oshkim NLC, Ltd., of which Mr. Kimberlin is a general partner, and 58,633 shares and 84,801 shares subject to warrants held by Spencer Trask Holdings, Inc., of which Mr. Kimberlin is the controlling shareholder.

 (2) Represents 6,419,437 shares subject to warrants. Warrants to purchase 1,135,500 of these shares will be exercised to acquire the shares of common stock offered hereby and warrants to purchase approximately 242,187 of these shares will be surrendered in connection with this exercise.

 (3) Represents 424,043 shares subject to warrants. Warrants to purchase 349,500 of these shares will be exercised to acquire the shares of common stock offered hereby and warrants to purchase approximately 74,543 of these shares will be surrendered in connection with this exercise.

 (4) Includes 58,633 shares and 84,801 shares subject to warrants. Warrants to purchase 15,000 of these shares will be exercised to acquire the shares of common stock offered hereby and warrants to purchase approximately 3,200 of these shares will be surrendered in connection with this exercise.

 (5) Includes 1,750,000 options covering a like number of shares currently exercisable or exercisable within 60 days of June 2, 2000.

 (6) Includes 1,550,708 options covering a like number of shares currently exercisable or exercisable within 60 days of June 2, 2000. Mr. Eames has entered into an agreement with his former wife pursuant to which she controls the exercise of these options and the disposition of the underlying shares to the extent of 234,419 shares. Mr. Eames disclaims beneficial ownership of such 234,419 shares.

 (7) Mr. Seebock resigned in May 2000.

 (8) Includes 176,667 options covering a like number of shares currently exercisable or exercisable within 60 days of June 2, 2000.

 (9) Includes 50,000 options covering a like number of shares currently exercisable or exercisable within 60 days of June 2, 2000.

(10) Includes 3,782,039 options covering a like number of shares currently exercisable or exercisable within 60 days of June 2, 2000.

                          DESCRIPTION OF CAPITAL STOCK

     We have summarized below the material terms of our capital stock. We encourage you to read our certificate of incorporation and by-laws, which we have incorporated by reference to the registration statement of which this prospectus is a part.

AUTHORIZED SHARES

     Our authorized capital stock consists of:

     - 200,000,000 shares of common stock, of which 80,278,935 shares were issued and outstanding at June 2, 2000;

     - 70,000,000 shares of Class B non-voting common stock, of which no shares were issued and outstanding at June 2, 2000; and

     - 10,000,000 shares of preferred stock, of which no shares were issued and outstanding at June 2, 2000.

     No currently issued and outstanding shares of our common stock are included in this offering.

     In addition, of the shares of our common stock authorized but unissued at June 2, 2000, on the closing date,

     - 1,500,000 shares will be issued on exercise of warrants held by Spencer Trask and its related persons and will be included in this offering;

     - Warrants to purchase approximately 319,930 shares held by the selling stockholders will be surrendered by the selling stockholders to cover the exercise price of the warrants to purchase the 1,500,000 shares being offered by this prospectus;

     - Approximately 6,660,172 shares are reserved for issuance pursuant to warrants held by Spencer Trask and its related persons that will not be exercised or surrendered in connection with this offering; and

     - 21,864,904 shares are reserved for issuance pursuant to our employee benefit plans, of which options to purchase 17,369,882 shares are outstanding.

COMMON STOCK

     The holders of common stock are entitled to one vote per share on all matters to be voted on by stockholders. Holders of common stock are not entitled to cumulate their votes in the election of directors. Election of directors will be decided by a plurality of the votes cast. Generally, all other matters to be voted on by stockholders must be approved by the holders of a majority of the votes entitled to be cast by all shares of common stock present at a meeting in person or represented by proxy, subject to any voting rights granted to holders of any preferred stock.

     Holders of common stock are entitled to dividends, when, as and if declared by the board of directors, subject to any preferential rights of any outstanding preferred stock. If we liquidate, dissolve or wind-up, after payment in full of the amounts required to be paid to holders of any preferred stock, holders of common stock are entitled to share ratably in any assets available for distribution. Shares of common stock are not subject to redemption. Holders do not have preemptive rights to purchase additional shares of common stock, except that General Instrument and its affiliates have a right to purchase additional shares under our corporate and intercompany agreement to the extent necessary to maintain their ownership percentage upon future equity issuances by us. See "Certain Relationships and Related Party Transactions -- Corporate and Intercompany Agreement."

PREFERRED STOCK

     The preferred stock is issuable from time to time in one or more series and with the designations and preferences for each series as will be stated in the resolutions providing for the designation and issue of each series adopted by our board of directors. Our board of directors is authorized by our certificate of incorporation to determine, among other things, the voting, dividend, redemption, conversion and liquidation powers, rights and preferences and the limitations thereon pertaining to each series of preferred stock. Our board of directors, without stockholder approval, may issue preferred stock with voting and other rights that could adversely affect the voting power of the holders of the common stock and that could have anti-takeover effects. We have no present plans to issue any shares of preferred stock. The ability of our board of directors to issue preferred stock without stockholder approval could have the effect of delaying, deferring or preventing a change in control or the removal of existing management.

CERTIFICATE OF INCORPORATION AND BY-LAW PROVISIONS THAT MAY HAVE AN ANTITAKEOVER EFFECT

     The provisions of our certificate of incorporation and by-laws summarized below may have an anti-takeover effect and may delay, deter, or prevent a tender offer or takeover attempt that a stockholder might consider to be in its best interest, including offers or attempts that might result in a premium being paid over the market price for its shares.

     Certain provisions of our certificate of incorporation and by-laws make special provision for "majority transferees" of General Instrument and its affiliates (now including Motorola). For the purposes of these provisions, a majority transferee is any person or group unaffiliated with General Instrument to which General Instrument or its affiliates transfer more than the majority of our outstanding shares of common stock, whether in a single transaction or in a group of related transactions.

  Board of Directors

     Our certificate of incorporation provides that our board of directors is divided into three classes of directors, with the classes to be as nearly equal in number as possible. One class was originally elected for a term expiring at the annual meeting of stockholders to be held in 2001, another was originally elected for a term expiring at the annual meeting of stockholders to be held in 2002 and another class has been elected for a term expiring at the annual meeting of stockholders to be held in 2003. Each director holds office until his or her successor is duly elected and qualified. Commencing with the 2000 annual meeting of stockholders, directors elected to succeed directors whose terms then expire are elected for a term expiring at the third succeeding annual meeting of stockholders after their election, with each director to hold office until this person's successor is duly elected and qualified.

     Our board of directors consists of eight members. Our certificate of incorporation provides that the number of directors will be fixed from time to time exclusively by resolution adopted by the affirmative vote of a majority of the entire board of directors, but will consist of not more than 12 nor less than three directors. In addition, our certificate of incorporation provides that any vacancies will be filled by the affirmative vote of a majority of the remaining directors, even if less than a quorum, or by a sole remaining director, unless the vacancy was caused by the action of stockholders in which event the vacancy will be filled by the stockholders and not the directors.

     Under our certificate of incorporation, directors may be removed, with or without cause, by the affirmative vote of shares representing a majority of the votes entitled to be cast by the then outstanding shares of common stock. However, after the first date that General Instrument or a majority transferee, together with their respective affiliates, ceases to beneficially own at least 49% of the outstanding shares of our common stock, directors may not be removed without cause.

     Our by-laws provide that General Instrument or the majority transferee, as applicable, together with their respective affiliates, shall have the right to designate at least one member of any committee of our board of directors so long as it owns beneficially at least 10% of the outstanding shares of common stock.

  Special Meetings of Stockholders; Actions by Written Consent of Stockholders

     Under our certificate of incorporation, special meetings of stockholders may be called by certain specified officers or by any officer at the request in writing of a majority of the board of directors. In addition, but only prior to the first date that General Instrument or the majority transferee, together with their respective affiliates, ceases to beneficially own at least 49% of the outstanding shares of our common stock, special meetings may also be called by the holders of a majority of the outstanding shares of common stock. In addition, our certificate of incorporation will provide that any action required or permitted to be taken by stockholders may be effected by written consent without a meeting only prior to that date.

  Business Combinations with Interested Stockholders

     We are not subject to the business combination provisions of Section 203 of the Delaware General Corporation Law, but our certificate of incorporation will contain provisions substantially similar to Section 203. In general, these provisions will prohibit us from engaging in various business combination transactions with any interested stockholder for a period of three years after the date of the transaction in which the person became an interested stockholder unless:

     - the business combination transaction, or the transaction in which the interested stockholder became an interested stockholder, is approved by our board of directors prior to the date the interested stockholder obtained this status;

     - upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the shares of our common stock outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by:

      - persons who are directors and also officers; and

      - employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

     - on or subsequent to this date the business combination is approved by our board of directors and authorized at an annual or special meeting of stockholders by the affirmative vote of at least 66 2/3% of the shares of our outstanding common stock which are not owned by the interested stockholder.

     Under our certificate of incorporation, a business combination is defined to include mergers, asset sales and other transactions resulting in financial benefit to a stockholder. In general, an interested stockholder is a person who, together with affiliates and associates, owns or, within the prior three years, did own, 15% or more of our common stock. General Instrument and its affiliates, including Motorola, and any majority transferee and its affiliates will be exempt from these provisions.

  Advance Notice Procedure

     Our by-laws provide for an advance notice procedure for the nomination, other than by or at the direction of our board of directors, of candidates for election as directors as well as for other stockholder proposals to be considered at annual meetings of stockholders. In general, a written notice of intent to nominate a director or raise matters at the meetings will have to be received by us not less than 60 nor more than 90 days prior to the anniversary of the previous year's annual meeting of stockholders. This notice must contain information concerning the person to be nominated or the matters to be brought before the meeting and information concerning the stockholder submitting the proposal. So long as General Instrument or the majority transferee, together with their respective affiliates, owns beneficially at least 10% of the outstanding shares of common stock, General Instrument or the majority transferee, as applicable, will be exempt from these advance notice procedures.

  Amendment

     Our certificate of incorporation also provides that, after the first date that General Instrument or the majority transferee, together with their respective affiliates, ceases to beneficially own at least 49% of the outstanding shares of common stock, the affirmative vote of the holders of at least 80% of the outstanding shares of common stock is required to amend the provisions of our certificate of incorporation described above under "-- Board of Directors," "-- Special Meetings of Stockholders; Actions by Written Consent of Stockholders" and "-- Business Combinations with Interested Stockholders." Under our certificate of incorporation and by-laws, our by-laws may only be amended:

     - at any time by the affirmative vote of directors constituting not less than a majority of the entire board of directors;

     - prior to the first date that General Instrument or the majority transferee, together with their respective affiliates, cease to beneficially own at least 49% of the outstanding shares of common stock, by the affirmative vote of the holders of a majority of the outstanding shares of common stock; or

     - after that date, by the affirmative vote of the holders of at least 80% of the outstanding shares of common stock.

OTHER CERTIFICATE OF INCORPORATION AND BY-LAW PROVISIONS

  Corporate Opportunities

     Our certificate of incorporation provides that General Instrument will have no duty to refrain from engaging in the same or similar activities or lines of business as us, and neither General Instrument nor any of its officers or directors, except as provided below, will be liable to us or our stockholders for breach of any fiduciary duty solely by reason of any of these activities. If General Instrument acquires knowledge of a potential transaction or matter which may be a corporate opportunity for both General Instrument and us, General Instrument will have no duty to communicate or offer this corporate opportunity to us. In addition, General Instrument will not be liable to us or our stockholders for breach of any fiduciary duty as a stockholder solely by reason of the fact that General Instrument pursues or acquires this corporate opportunity for itself, directs this corporate opportunity to another person, or does not communicate information regarding this corporate opportunity to us.

     If a director or officer of us who is also a director or officer of General Instrument acquires knowledge of a potential transaction or matter which may be a corporate opportunity for both us and General Instrument, this individual will have fully satisfied and fulfilled his or her fiduciary duty to us and our stockholders with respect to this corporate opportunity if he or she acts in a manner consistent with the following policy:

     - The corporate opportunity will belong to us if this opportunity is expressly offered to the person in writing solely in his or her capacity as our director or officer.

     - Otherwise, this opportunity will belong to General Instrument.

     These provisions will expire on the date that General Instrument and its affiliates cease to own beneficially at least 20% of the outstanding shares of our common stock and no person who is a director or officer of us is also a director or officer of General Instrument.

     In addition to any vote of the stockholders required by our certificate of incorporation, until the time that General Instrument and its affiliates cease to own beneficially at least 20% of the outstanding shares of common stock, the affirmative vote of the holders of more than 80% of the outstanding shares of common stock will be required to alter, amend or repeal, or adopt any provision inconsistent with, the corporate opportunity provisions described above. Accordingly, so long as General Instrument and its affiliates beneficially own at least 20% of the outstanding shares of common stock, it can prevent any such alteration, amendment, repeal or adoption.

     As a result of General Instrument's merger with Motorola, Motorola is also entitled to the protections of the foregoing provisions to the same extent as General Instrument.

     Any person purchasing or otherwise acquiring common stock will be deemed to have notice of, and to have consented to, the foregoing provisions of our certificate of incorporation.

  Limitations on Directors' Liability

     Our certificate of incorporation provides that no director will be liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except for liability

     - for any breach of the director's duty of loyalty to us or our stockholders;

     - for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

     - in respect of certain unlawful dividend payments or stock redemptions or repurchases; or

     - for any transaction from which the director derived an improper personal benefit.

     The effect of these provisions will be to eliminate our rights and our stockholders' rights, through stockholders' derivative suits on our behalf or otherwise, to recover monetary damages against a director for breach of fiduciary duty as a director, including breaches resulting from grossly negligent behavior, except in the situations described above.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the common stock is ChaseMellon Shareholder Services LLC.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Future sales of substantial amounts of common stock in the open market may adversely affect the market price of our common stock. Upon completion of this offering, we will have 81,778,935 shares of common stock outstanding. Of the shares of common stock to be outstanding, the 1,500,000 shares offered hereby will be available for immediate sale in the public market as of the date of this prospectus, except that any shares acquired by our "affiliates," as that term is defined in Rule 144 under the Securities Act, generally may be resold in the public market only in compliance with the provisions of Rule 144 other than the holding period required by Rule 144.

     As of June 2, 2000, Motorola indirectly owned 64,103,724 shares of our common stock and Spencer Trask and related persons owned 4,863,329 shares of our common stock and held warrants to purchase an additional 8,480,102 shares of our common stock, of which 1,500,000 will be exercised to acquire the shares of common stock offered hereby. Based on closing prices of our common stock through June 2, 2000, we have assumed that warrants to purchase an additional 319,930 shares of our common stock will be surrendered to satisfy the exercise price of the warrants to purchase the 1,500,000 shares being offered by this prospectus. The actual number of warrants surrendered will depend upon the closing price of our common stock for a 20-day period prior to exercise. Under federal securities laws, the shares beneficially owned by Motorola and the persons related to Spencer Trask, unless registered under the Securities Act, generally may be resold in the public market only following a one-year holding period that began to run on November 12, 1999. Motorola and Spencer Trask and its related persons and their transferees are entitled to registration rights pursuant to which they may require that we register their shares under the Securities Act.

     In addition to the legal restrictions on resale described above, General Instrument and each of the selling stockholders have entered into a lockup agreement with the underwriter, pursuant to which they have agreed not to transfer or dispose of shares of common stock or securities convertible into common stock for a period of 90 days after the date of this offering, without the prior written consent of

Credit Suisse First Boston Corporation. Our executive officers have also entered into such a lockup agreement with respect to 90% of their respective shares.

STOCK OPTIONS

     As of June 2, 2000, we had outstanding employee stock options to purchase 17,369,882 shares of common stock, of which 7,114,553 were vested and exercisable.

RULE 144

     In general, under Rule 144 as currently in effect, a person who has beneficially owned shares of our common stock for at least one year would be entitled to sell, within any three-month period, a number of shares that does not exceed the greater of:

     - 1% of the number of shares of common stock then outstanding; or

     - the average weekly trading volume of the common stock on The Nasdaq National Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

     Sales under Rule 144 are also subject to other requirements regarding the manner of sale, notice filing and the availability of current public information about us.

     Under Rule 144(k), a person who is not deemed to have been our affiliate at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, would be entitled to sell these shares under Rule 144(k) without regard to the requirements described above.

                                  UNDERWRITING

     Under the terms and subject to the conditions contained in an underwriting
agreement dated                     , 2000, the selling stockholders have agreed
to sell to Credit Suisse First Boston Corporation warrants to purchase 1,500,000 shares of common stock.

     The underwriting agreement provides that the underwriter will purchase from the selling stockholders warrants to purchase the shares of common stock offered hereby, plus additional warrants that will be surrendered in connection with a cashless exercise of the warrants to purchase the shares offered hereby. All of these warrants will be purchased by the underwriter for a price equal to the total price to public shown on the cover page of this prospectus less the total underwriting discounts and commissions shown on the cover page of this prospectus. The underwriter will exercise the warrants immediately upon the purchase of the warrants. The underwriting agreement provides that the underwriter is obligated to purchase all the warrants if any are purchased, other than those warrants covered by the over-allotment option described below.

     The selling stockholders have granted a 30-day option to the underwriter to purchase warrants to purchase up to an aggregate of an additional 225,000 shares of our common stock at the public offering price, less the underwriting discounts and commissions. The option may be exercised only to cover over-allotments of common stock.

     The underwriter proposes to offer the shares of common stock initially at the public offering price on the cover page of this prospectus and to selling group members at that price less a concession of $ per share. The underwriter
and selling group members may allow a discount of $     per share on sales to
other broker/dealers. After the initial public offering, the public offering price, concession and discount to broker/dealers may be changed by the underwriter.

     The following table summarizes the compensation and estimated expenses we and the selling stockholders will pay.

                                                        PER SHARE                           TOTAL
                                             -------------------------------   -------------------------------
                                                WITHOUT            WITH           WITHOUT            WITH
                                             OVER-ALLOTMENT   OVER-ALLOTMENT   OVER-ALLOTMENT   OVER-ALLOTMENT
                                             --------------   --------------   --------------   --------------
Underwriting discounts and commissions paid
  by selling stockholders..................      $                $                $                $
Expenses payable by us.....................      $                $                $                $

     We and General Instrument have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or, in our case, file with the Securities and Exchange Commission, a registration statement under the Securities Act of 1933 relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any such offer, sale, pledge, disposition or filing, without the prior written consent of Credit Suisse First Boston Corporation, for a period of 90 days after the date of this prospectus, except, in our case, for issuances pursuant to the exercise of employee stock options or warrants outstanding on the date hereof.

     Each of the selling stockholders and each of our executive officers have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction which would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any such aforementioned transaction is to be settled by delivery of our common stock or such other securities, in cash or otherwise, or publicly disclose the intention to make any such offer, sale, pledge or disposition, or to enter into any such transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Credit Suisse First Boston Corporation for a period of 90 days after the date of this prospectus except, in the case of our executive officers, for sales or other dispositions of up to 10% of their respective share holdings.

     We and the selling stockholders have agreed to indemnify the underwriter against liabilities under the Securities Act, or contribute to payments which the underwriter may be required to make in that respect.

     The underwriter may engage in over-allotment, stabilizing transactions, syndicate covering transactions, penalty bids and passive market making in accordance with Regulation M under the Securities Exchange Act of 1934.

     - Over-allotment involves sales in excess of the offering size, which creates a syndicate short position.

     - Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

     - Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions.

     - Penalty bids permit selling concessions to be reclaimed from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

     - In passive market making, market makers in the common stock who are underwriters may, subject to limitations, make bids for or purchases of the common stock until the time, if any, at which a stabilizing bid is made.

These stabilizing transactions may cause the price of the common stock to be higher than it would otherwise be in the absence of these transactions. These transactions may be effected on The Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

     A prospectus in electronic format may be made available on the web sites maintained by the underwriter participating in this offering. The underwriter may allocate a number of shares for sale to online brokerage account holders. Internet distributions will be allocated on the same basis as other allocations.

                          NOTICE TO CANADIAN RESIDENTS

RESALE RESTRICTIONS

     The distribution of the common stock in Canada is being made only on a private placement basis exempt from the requirement that we and the selling stockholders prepare and file a prospectus with the securities regulatory authorities in each province where trades of common stock are effected. Accordingly, any resale of the common stock in Canada must be made in accordance with applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made in accordance with available statutory exemptions or pursuant to a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the common stock.

REPRESENTATIONS OF PURCHASERS

     Each purchaser of common stock in Canada who receives a purchase confirmation will be deemed to represent to us, the selling stockholders, and the dealer from whom such purchase confirmation is received that (i) such purchaser is entitled under applicable provincial securities laws to purchase such common stock without the benefit of a prospectus qualified under such securities laws, (ii) where required by law, that such purchaser is purchasing as principal and not as agent, and (iii) such purchaser has reviewed the text above under "Resale Restrictions."

RIGHTS OF ACTION (ONTARIO PURCHASERS)

     The securities being offered are those of a foreign issuer and Ontario purchasers will not receive the contractual right of action prescribed by Ontario securities law. As a result, Ontario purchasers must rely on other remedies that may be available, including common law rights of action for damages or rescission or rights of action under the civil liability provisions of the U.S. federal securities laws.

ENFORCEMENT OF LEGAL RIGHTS

     All of the issuer's directors and officers as well as the experts named herein and the selling stockholders may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon the issuer or such persons. All or a substantial portion of the assets of the issuer and such persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against the issuer or such persons in Canada or to enforce a judgment obtained in Canadian courts against such issuer or persons outside of Canada.

NOTICE TO BRITISH COLUMBIA RESIDENTS

     A purchaser of common stock to whom the Securities Act (British Columbia) applies is advised that such purchaser is required to file with the British Columbia Securities Commission a report within ten days of the sale of any common stock acquired by such purchaser pursuant to this offering. Such report must be in the form attached to British Columbia Securities Commission Blanket Order BOR #95/17, a copy of which may be obtained from us. Only one such report must be filed in respect of common stock acquired on the same date and under the same prospectus exemption.

TAXATION AND ELIGIBILITY FOR INVESTMENT

     Canadian purchasers of common stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in the common stock in their particular circumstances and with respect to the eligibility of the common stock for investment by the purchaser under relevant Canadian legislation.

                                 LEGAL MATTERS

     The validity of the common stock we are offering pursuant to this prospectus will be passed upon by Latham & Watkins, Menlo Park, California. Certain legal matters will be passed upon for the underwriter by Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York.

                                    EXPERTS

     The financial statements of Next Level Communications, Inc. as of December 31, 1998 and 1999, and for each of three years in the period ended December 31, 1999, included in this prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein. Such financial statements have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                   WHERE YOU CAN FIND ADDITIONAL INFORMATION

     We have filed with the SEC a registration statement on Form S-1, including exhibits, schedules and amendments filed with this registration statement, under the Securities Act with respect to the common stock to be sold under this prospectus. This prospectus does not contain all the information set forth in the registration statement. For further information about our company and the shares of common stock to be sold in this offering, please refer to the registration statement. Complete exhibits have been filed with the registration statement.

     The registration statement and exhibits may be inspected, without charge, and copies may be obtained at prescribed rates, at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the

SEC at 1-800-SEC-0330. The registration statement and other information filed with the SEC are available at the web site maintained by the SEC on the worldwide web at www.sec.gov.

     We are subject to the information and periodic reporting requirements of the Securities Exchange Act and, accordingly, will file periodic reports, proxy statements and other information with the SEC. Such periodic reports, proxy statements and other information will be available for inspection and copying at the SEC's public reference rooms, and the web site of the SEC referred to above.

                        NEXT LEVEL COMMUNICATIONS, INC.

                         INDEX TO FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
AUDITED FINANCIAL STATEMENTS:
Independent Auditors' Report................................  F-2
Balance Sheets as of December 31, 1999 and 1998.............  F-3
Statements of Operations for the Years Ended December 31,
  1999, 1998 and 1997.......................................  F-4
Statements of Stockholder's Equity/Partners' Deficit for the
  Years Ended December 31, 1999, 1998 and 1997..............  F-5
Statements of Cash Flows for the Years Ended December 31,
  1999, 1998 and 1997.......................................  F-6
Notes to Financial Statements...............................  F-7
UNAUDITED INTERIM FINANCIAL STATEMENTS:
Condensed Balance Sheets of March 31, 2000 and December 31,
  1999......................................................  F-19
Condensed Statements of Operations for the Three Months
  Ended March 31, 2000 and March 31, 1999...................  F-20
Condensed Statements of Cash Flows for the Three Months
  Ended March 31, 2000 and 1999.............................  F-21
Notes to Condensed Financial Statements.....................  F-22

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of Next Level Communications, Inc.:

     We have audited the accompanying balance sheets of Next Level Communications, Inc. (formerly Next Level Communications L.P.) as of December 31, 1999 and 1998 and the related statements of operations, stockholders' equity/partners' deficit and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, such financial statements present fairly, in all material respects, the financial position of Next Level Communications, Inc. as of December 31, 1999 and 1998 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1999 in conformity with accounting principles generally accepted in the United States.

DELOITTE & TOUCHE LLP

San Francisco, California
February 11, 2000

                        NEXT LEVEL COMMUNICATIONS, INC.

                                 BALANCE SHEETS
                           DECEMBER 31, 1999 AND 1998
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                1999         1998
                           ASSETS                             ---------    --------
Current Assets:
  Cash and cash equivalents.................................  $ 128,752    $ 28,983
  Marketable securities.....................................     14,971          --
  Trade receivables, less allowance for doubtful accounts of
     $1,337 and $490, respectively..........................     13,879      11,068
  Other receivables.........................................      1,435       5,023
  Inventories...............................................     22,553      20,670
  Receivable from General Instrument........................        950       3,350
  Prepaid expenses and other current assets.................      1,792         735
                                                              ---------    --------
     Total current assets...................................    184,332      69,829
Marketable securities.......................................     30,151          --
Property and equipment, net.................................     48,263      21,558
Intangibles less accumulated amortization of $3,141 and
  $1,940, respectively......................................      5,065       6,266
Other assets................................................         --         118
                                                              ---------    --------
     Total assets...........................................  $ 267,811    $ 97,771
                                                              =========    ========

   LIABILITIES AND STOCKHOLDERS' EQUITY/PARTNERS' DEFICIT
Current Liabilities:
  Accounts payable..........................................  $  13,261    $ 16,467
  Other accrued liabilities.................................     11,375      10,697
  Deferred revenues.........................................     11,148       3,705
  Current portion of capital lease obligations..............        600         396
                                                              ---------    --------
     Total current liabilities..............................     36,384      31,265
                                                              ---------    --------
Long-term debt..............................................     24,853          --
                                                              ---------    --------
Long-term capital lease obligations.........................        346         335
                                                              ---------    --------
Note payable to General Instrument..........................         --      80,940
                                                              ---------    --------
Commitments and Contingencies (Note 13)
Stockholders' Equity/Partners' Deficit:
  Partners' deficit.........................................         --     (14,769)
  Common stock -- $.01 par value, 200,000 shares authorized,
     79,752 shares issued and outstanding...................        754          --
  Additional paid-in capital................................    412,930          --
  Accumulated deficit.......................................   (205,072)         --
  Unearned compensation.....................................     (2,384)         --
                                                              ---------    --------
     Total stockholders' equity/partners' deficit...........    206,228     (14,769)
                                                              ---------    --------
     Total liabilities and stockholders' equity/partners'
      deficit...............................................  $ 267,811    $ 97,771
                                                              =========    ========

See notes to financial statements.

                        NEXT LEVEL COMMUNICATIONS, INC.

                            STATEMENTS OF OPERATIONS
                   YEARS ENDED DECEMBER 31, 1999, 1998, 1997
                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                                                         1999           1998           1997
                                                      -----------    -----------    -----------
Revenues:
  Equipment.........................................  $    54,301    $    39,243    $     6,045
  Software..........................................        3,296          4,587          2,266
                                                      -----------    -----------    -----------
     Total revenues.................................       57,597         43,830          8,311
                                                      -----------    -----------    -----------
Cost of Revenues:
  Equipment.........................................       51,265         43,172         10,954
  Software..........................................          292            261            306
                                                      -----------    -----------    -----------
     Total cost of revenues.........................       51,557         43,433         11,260
                                                      -----------    -----------    -----------
Gross Profit (Loss).................................        6,040            397         (2,949)
                                                      -----------    -----------    -----------
Operating Expenses:
  Research and development..........................       48,454         47,086         37,064
  Selling, general and administrative...............       30,511         26,248         26,414
  Litigation........................................           --          5,000             --
  Noncash compensation charge.......................      128,284             --             --
                                                      -----------    -----------    -----------
     Total operating expenses.......................      207,249         78,334         63,478
                                                      -----------    -----------    -----------
Operating Loss......................................     (201,209)       (77,937)       (66,427)
Other Income (Expense), Net.........................        2,175          2,241             (2)
Interest Expense....................................       (6,038)        (6,035)            --
                                                      -----------    -----------    -----------
Net Loss............................................  $  (205,072)   $   (81,731)   $   (66,429)
                                                      ===========    ===========    ===========
Pro Forma Basic and Diluted Net Loss Per Share......  $     (2.78)   $     (1.08)   $     (0.95)
                                                      ===========    ===========    ===========
Shares Used to Compute Pro Forma Basic and Diluted
  Net Loss Per Share................................   71,597,834     69,967,053     69,967,053
                                                      ===========    ===========    ===========

See notes to financial statements.

                        NEXT LEVEL COMMUNICATIONS, INC.

              STATEMENTS OF STOCKHOLDER'S EQUITY/PARTNERS' DEFICIT
                  YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997
                                 (IN THOUSANDS)

                                  GENERAL     LIMITED
                                  PARTNER     PARTNER       COMMON STOCK      ADDITIONAL
                                  CAPITAL     CAPITAL    ------------------    PAID-IN       UNEARNED     ACCUMULATED
                                 (DEFICIT)   (DEFICIT)   SHARES    AMOUNT      CAPITAL     COMPENSATION     DEFICIT       TOTAL
                                 ---------   ---------   ------   ---------   ----------   ------------   -----------   ---------
BALANCE, January 1, 1997.......   $          $     --        --   $ 141,845    $   (661)     $    --       $(317,149)   $(175,965)
  Contribution of capital......        --          --        --     238,031          --           --              --      238,031
  Amortization of unearned
    compensation...............        --          --        --          --         661           --              --          661
  Net loss.....................        --          --        --          --          --           --         (66,429)     (66,429)
                                  -------    --------    ------   ---------    --------      -------       ---------    ---------
BALANCE, DECEMBER 31, 1997.....        --          --        --     379,876          --           --        (383,578)      (3,702)
  Conversion of predecessor
    corporate into
    partnership................        --      (3,702)       --    (379,876)         --           --         383,578           --
  Partner capital
    contributions..............    10,000      60,664        --          --          --           --              --       70,664
  Net loss.....................    (8,990)    (72,741)       --          --          --           --              --      (81,731)
                                  -------    --------    ------   ---------    --------      -------       ---------    ---------
BALANCE, DECEMBER 31, 1998.....     1,010     (15,779)       --          --          --           --              --      (14,769)
  Partner capital
    contributions..............        --      34,000        --          --          --           --              --       34,000
  Recapitalization:
    Conversion of note payable
      into common stock........        --          --     4,338          43      86,710           --              --       86,753
    Conversion of general
      partner interest into
      common stock.............    (1,010)         --     5,863          59         951           --              --           --
    Conversion of limited
      partner interest into
      common stock.............        --     (18,221)   55,366         554      17,667           --              --           --
    Dividend to General
      Instrument...............        --          --     4,400          --          --           --              --           --
  Initial public offering
    proceeds...................        --          --     9,775          98     176,918           --              --      177,016
  Issuance of common stock
    under stock option plan....        --          --        10          --          16           --              --           16
  Stock-based compensation.....        --          --        --          --     130,668       (2,384)             --      128,284
  Net loss.....................        --          --        --          --          --           --        (205,072)    (205,072)
                                  -------    --------    ------   ---------    --------      -------       ---------    ---------
BALANCE, DECEMBER 31, 1999.....   $    --    $     --    79,752   $     754    $412,930      $(2,384)      $(205,072)   $ 206,228
                                  =======    ========    ======   =========    ========      =======       =========    =========

See notes to financial statements.

                        NEXT LEVEL COMMUNICATIONS, INC.

                            STATEMENTS OF CASH FLOWS
                  YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997
                                 (IN THOUSANDS)

                                                                1999         1998        1997
                                                              ---------    --------    ---------
OPERATING ACTIVITIES:
  Net loss..................................................  $(205,072)   $(81,731)   $ (66,429)
  Adjustments to reconcile net loss to net cash used in
    operating activities:
    Noncash compensation charge.............................    128,284          --           --
    Depreciation and amortization...........................      8,857      10,733        8,324
    Loss on disposal of assets..............................        338       1,162          385
    Changes in assets and liabilities:
      Trade receivables.....................................     (2,811)     (6,323)      (3,486)
      Inventories...........................................     (1,883)     (7,286)     (11,341)
      Other current and noncurrent assets...................      4,993      (4,683)      (2,797)
      Bank overdraft........................................         --        (785)      (1,068)
      Accrued interest payable to General Instrument........      5,813       5,940           --
      Accounts payable......................................     (3,206)      7,926        6,552
      Accrued liabilities and deferred revenues.............      8,120       8,414     (138,667)
                                                              ---------    --------    ---------
         Net cash used in operating activities..............    (56,567)    (66,633)    (208,527)
                                                              ---------    --------    ---------
INVESTING ACTIVITIES:
  Purchases of property and equipment.......................    (33,585)     (9,612)      (9,882)
  Proceeds from notes receivable............................         56         264          110
  Purchase of marketable securities.........................    (45,121)         --           --
                                                              ---------    --------    ---------
         Net cash used in investing activities..............    (78,650)     (9,348)      (9,772)
                                                              ---------    --------    ---------
FINANCING ACTIVITIES:
  Initial public offering proceeds, net.....................    177,016          --           --
  Issuance of common stock..................................         16          --           --
  Proceeds from borrowings..................................     24,853      75,000           --
  Repayment of capital lease obligations....................       (899)         --           --
  Limited Partner capital contribution......................     34,000      19,587      141,000
  General Partner capital contribution......................         --      10,000           --
  Net increase in payable to General Instrument.............         --          --       77,676
                                                              ---------    --------    ---------
         Net cash provided by financing activities..........    234,986     104,587      218,676
                                                              ---------    --------    ---------
Net Increase (Decrease) in Cash and Cash Equivalents........     99,769      28,606          377
Cash and Cash Equivalents, Beginning of Period..............     28,983         377           --
                                                              ---------    --------    ---------
Cash and Cash Equivalents, End of Period....................  $ 128,752    $ 28,983    $     377
                                                              =========    ========    =========
NONCASH INVESTING AND FINANCING ACTIVITIES:
  Net assets acquired from contribution of Telenetworks.....  $      --    $     --    $  14,224
  Equipment acquired under capital leases...................        899         930           --
  Conversion of note payable to General Instrument into
    common stock............................................     86,753      41,077       82,807
  Conversion of stockholders' net deficit into partnership
    deficit.................................................         --      (3,702)          --
  Conversion of general partner interest into common
    stock...................................................      1,010          --           --
  Conversion of limited partner interest into common
    stock...................................................     18,221          --           --
  Common stock dividend (see Note 1)........................         --          --           --

See notes to financial statements.

                        NEXT LEVEL COMMUNICATIONS, INC.

                         NOTES TO FINANCIAL STATEMENTS
                  YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997

 1. ORGANIZATION AND RECAPITALIZATION

     Next Level Communications, Inc. (the "Company") is a provider of broadband communications equipment that enables telephone companies and other communications service providers to cost effectively deliver voice, data and video services over the existing copper wire telephone infrastructure.

     Next Level Communications ("NLC" or the "Limited Partner") was incorporated as a California corporation on June 22, 1994 and commenced operations in July 1994. In September 1995, NLC was acquired by General Instrument Corporation ("General Instrument").

     In January 1998, NLC transferred its net assets, management and workforce to a newly formed limited partnership, Next Level Communications L.P. (the "Partnership"), in exchange for an 89% limited partnership interest. The Partnership recorded the net assets transferred at their historical cost. At the same time, Spencer Trask Investors, LLC (the "General Partner") acquired an 11% general partner interest in the Partnership in exchange for a $10.0 million cash contribution.

     On August 24, 1999, the Partnership formed the Company as a wholly owned subsidiary. On October 14, 1999, management of NLC effected a 1-for-3 reverse stock split. All share amounts in the accompanying financial statements have been restated to give effect to the reverse stock split.

     On November 9, 1999, the Company issued 9,775,000 shares of common stock at $20.00 per share for net proceeds of $177,016,000 in an initial public offering (the "Offering"). Prior to the completion of the Offering, the following recapitalization transactions (the "Recapitalization") occurred:

     - The note payable and accrued interest to General Instrument of $86.8 million was converted into 4,337,633 shares of the Company's common stock.

     - The Partnership and NLC (a wholly owned subsidiary of General Instrument) were merged into the Company. As part of this merger, the General Partner received 5,863,329 shares of the Company's common stock and General Instrument received 55,366,091 shares of the Company's common stock in exchange for their respective partnership interests.

     - The Company issued a common stock dividend of 4,400,000 shares to General Instrument to reflect the additional value, $88 million, that will be received by the Company upon exercise of the warrants described below. In accordance with the Partnership agreement. NLC was entitled to receive the $88.0 million exercise price. As a result of the Recapitalization, such amount will be received by the Company, should these warrants be exercised. Accordingly, General Instrument received $88.0 million of common stock (4,400,000 shares) because it would have received that amount under the Partnership agreement.

     - The General Partner's option contained in the Partnership agreement to acquire up to 11% of NLC upon an initial public offering was converted into warrants to acquire 8,480,102 shares of the Company's common stock at $10.38 per share.

     - Options granted to employees of the Partnership to purchase shares of NLC were converted on a one-for-one basis into options to purchase a total of 6,964,904 shares of the Company's common stock.

     The Recapitalization was accounted for at historical cost. The accompanying financial statements represent those of the Company from November 10, 1999, those of the Partnership from January 1, 1998 to November 9, 1999, and those of NLC for 1997. In January 2000, General Instrument was acquired by Motorola, Inc.

                        NEXT LEVEL COMMUNICATIONS, INC.

                  YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997

 2. SIGNIFICANT ACCOUNTING POLICIES

      Use of Estimates -- The preparation of the accompanying financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year. Actual results could differ from those estimates.

      Revenue Recognition -- The Company recognizes revenues from equipment sales when the product has been shipped. Sales contracts do not permit the right of return of product by the customer. Amounts received in excess of revenues recognized are recorded as deferred revenues. As of December 31, 1999 and 1998, deferred revenues primarily relates to advance payments received on equipment sales.

     Software license revenues are recognized when software revenue recognition criteria have been met, pursuant to Statement of Position ("SOP") 97-2, Software Revenue Recognition. Under SOP 97-02, license revenues are recognized when a noncancelable license agreement has been signed, delivery has occurred, the fees are fixed and determinable and collection is probable. The portion of revenues from new license agreements which relate to the Company's obligations to provide customer support are deferred, based upon the price charged for customer support when it is sold separately, and recognized ratably over the maintenance period.

     Product Warranty -- The Company provides for the estimated costs to fulfill customer warranty obligations upon the recognition of the related equipment revenues. Actual warranty costs incurred are charged against the accrual when paid.

     Cash Equivalents -- The Company considers all highly liquid debt instruments with a maturity of three months or less at the date of purchase to be cash equivalents.

     Marketable Securities -- The Company classifies its investments as "available-for-sale" securities based on their intended use. Gains and losses on sales of investments are determined on a specific identification basis. At December 31, 1999, marketable securities consisted of corporate bonds and government agency securities. The difference between carrying value and fair value representing unrealized holding gains and losses are recorded as a component of stockholders' equity as accumulated other comprehensive income
(loss). As of December 31, 1999, there were no significant differences between the fair market value and the underlying cost of these investments.

     Inventories -- Inventories are stated at the lower of cost, determined on a first-in, first-out basis, or market.

     Property and Equipment -- Property and equipment are stated at cost. Provisions for depreciation are based on estimated useful lives of the assets using the straight-line method. Useful lives range from the shorter of five to ten years or the lease term for leasehold improvements and two to seven years for machinery and equipment.

     Intangible Assets -- Intangible assets consist principally of goodwill, which is being amortized on a straight-line basis over seven years. Management continually reassesses the appropriateness of both the carrying value and remaining life of the intangible assets by assessing recoverability based on forecasted operating cash flows, on an undiscounted basis. Management believes that the carrying value and remaining lives of these assets are appropriate.

     Long-Lived Assets -- Whenever events indicate that the carrying values of long-lived assets or identifiable intangibles may not be recoverable, the Company evaluates the carrying values of such assets using future undiscounted cash flows. If the sum of the expected undiscounted future cash flows is less

                        NEXT LEVEL COMMUNICATIONS, INC.

                  YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997

than the carrying amount of the asset, the Company will recognize an impairment loss equal to the difference between the fair value and carrying value of such asset.

     Other Income (Expense), Net -- Other income (expense), net consists primarily of interest income.

     Income Taxes -- Income taxes are accounted for under the asset and liability method. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and amounts used for income tax purposes.

     Pro Forma Basic and Diluted Net Loss Per Share -- Pro forma basic net loss per share excludes dilution and is computed by dividing net loss by the weighted average number of common shares outstanding for the period. Pro forma diluted net loss per common share was the same as pro forma basic net loss per common share for all periods presented since the effect of any potentially dilutive securities is excluded as they are anti-dilutive because of the Company's losses.

     Fair Value of Financial Instruments -- The carrying amounts of cash and cash equivalents, accounts receivable and accounts payable approximate fair value because of the short-term nature of these instruments. The fair value of long-term debt is based upon current interest rates for debt instruments with comparable maturities and characteristics.

     Comprehensive Income (Loss) -- Statement of Financial Accounting Standards ("SFAS") No. 130, Reporting Comprehensive Income, requires that all items recognized under accounting standards as components of comprehensive income be reported in an annual financial statement that is displayed with the same prominence as other annual financial statements. There were no items of other comprehensive income (loss) and therefore, comprehensive loss was the same as net loss for all periods presented.

     Segment Reporting -- SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information establishes standards for the reporting of information about operating segments, including related disclosures about products and services, geographic areas and major customers, and requires selected information about operating segments in interim financial statements. The Company operates in only one reportable segment and one geographic area and, therefore, additional information is not required to be presented. For the year ended December 31, 1999, revenues attributable to the Company's two largest customers were 67% and 9%, respectively, of total revenues. In 1998, these same customers accounted for 68% and 20%, respectively, of total revenues. In 1997, these same customers accounted for 17% and 55%, respectively, of total revenues.

     Certain Significant Risks and Uncertainties -- Two customers comprised substantially all of the Company's revenues from equipment sales in 1999, 1998 and 1997. At December 31, 1999 and 1998, 76% and 84%, respectively, of the Company's trade accounts receivable were derived from these two customers. The loss of either of these customers or any substantial reduction in orders by either of these customers could have a material adverse affect on the Company's operating results. Additionally, the Company relies on certain contract manufacturers to perform substantially all of its manufacturing activities. The inability of its contract manufacturers to fulfill their obligations to the Company could adversely impact future results.

                        NEXT LEVEL COMMUNICATIONS, INC.

                  YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997

     The Company performs ongoing credit evaluations of its customers and generally does not require collateral from its customers. The Company maintains allowances for potential losses, and has not incurred any significant losses to date. Allowance for doubtful accounts activity consisted of (in thousands):

                                                  BALANCE AT    ADDITIONS                   BALANCE AT
                                                  BEGINNING      CHARGED                       END
                                                  OF PERIOD     TO EXPENSE    DEDUCTIONS    OF PERIOD
                                                  ----------    ----------    ----------    ----------
Year ended December 31:
  1997..........................................     $ --          $170          $ --         $  170
  1998..........................................      170           320            --            490
  1999..........................................      490           896           (49)         1,337

     New Accounting Pronouncement -- SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended, is effective for fiscal years beginning after June 15, 2000. SFAS No. 133 requires that all derivative instruments be measured at fair value and recognized in the balance sheet as either assets or liabilities. The Company is currently evaluating what impact, if any, SFAS No. 133 may have on its financial statements.

 3. ACQUISITION OF TELENETWORKS

     In September 1997, General Instrument acquired all of the outstanding capital stock of Telenetworks, a specialized data protocol communications software company. The purchase price was approximately $7.0 million in cash. The acquisition was accounted for using the purchase method of accounting and, accordingly, the assets acquired and liabilities assumed were recorded at their estimated fair values as of the date of acquisition. The $6.9 million excess of the purchase price over the net identifiable assets acquired was allocated to goodwill. In January 1998, in conjunction with the formation of the Partnership, the Limited Partner contributed the assets and liabilities of Telenetworks to the Partnership at its cost. For financial statement purposes, Telenetworks' assets, liabilities and results of operations have been included in the accompanying financial statements since September 1, 1997.

     In conjunction with the acquisition in September 1997, General Instrument granted approximately 358,000 shares of restricted common stock of General Instrument valued at $7.0 million in total to certain Telenetworks employees. The restricted shares were valued at the quoted market price of $19.56 per share of General Instrument's common stock at the date of grant. The restrictions on the common stock of General Instrument lapsed over a 270-day period which ended on May 31, 1998. Since this common stock was payable based solely on the continued employment of the individuals, prepaid compensation of $7.0 million was recorded and amortized to compensation expense over the life of the restrictions. Compensation expense of $3.9 million and $3.1 million was recorded in 1998 and 1997.

     In June 1998, the Partnership issued approximately $2.9 million in loans to former Telenetworks employees due to certain tax liabilities associated with the restricted stock, $2.5 million of which was outstanding at December 31, 1998 and recorded in other receivables. The loans were collateralized by the common stock of General Instrument. These loans matured and were repaid in full in 1999.

                        NEXT LEVEL COMMUNICATIONS, INC.

                  YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997

 4. INVENTORIES

     Inventories at December 31 consist of (in thousands):

                                                            1999       1998
                                                           -------    -------
Raw materials............................................  $ 8,175    $ 7,203
Work-in-process..........................................    1,542      1,157
Finished goods...........................................   12,836     12,310
                                                           -------    -------
  Total..................................................  $22,553    $20,670
                                                           =======    =======

 5. PROPERTY AND EQUIPMENT

     Property and equipment at December 31 consist of (in thousands):

                                                           1999        1998
                                                         --------    --------
Land...................................................  $  1,889    $     --
Building...............................................    22,906          --
Machinery and equipment................................    35,938      28,315
Leasehold improvements.................................     5,930       4,457
                                                         --------    --------
  Total................................................    66,663      32,772
Less accumulated depreciation and amortization.........   (18,400)    (11,214)
                                                         --------    --------
Property and equipment -- net..........................  $ 48,263    $ 21,558
                                                         ========    ========

     Machinery and equipment includes assets acquired under capital leases of $1,801,000 and $930,000 and related accumulated depreciation and amortization of $858,000 and $208,000 at December 31, 1999 and 1998, respectively.

 6. OTHER ACCRUED LIABILITIES

     Other accrued liabilities at December 31 consist of (in thousands):

                                                            1999       1998
                                                           -------    -------
Accrued payroll and related expenses.....................  $ 4,764    $ 4,767
Warranty reserve.........................................    2,841      2,095
Other accrued expenses...................................    3,770      3,835
                                                           -------    -------
  Total..................................................  $11,375    $10,697
                                                           =======    =======

 7. LONG-TERM DEBT

     In December 1999, the Company entered into a revolving bank line of credit ("Line") under which the Company may borrow up to the lesser of $50 million or the value of pledged collateral. At December 31, 1999, the balance outstanding was $24,853,000. Interest on the Line is at IBOR plus .7% (8.5% at December 31,
1999). The Line's maturity was October 1, 2001. On February 11, 2000, the Company paid all outstanding principal and interest. The Line was secured by $30,151,000 of marketable securities held by a custodian.

                        NEXT LEVEL COMMUNICATIONS, INC.

                  YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997

 8. RELATED PARTY TRANSACTIONS WITH GENERAL INSTRUMENT

     In January 1998, in conjunction with the formation of the Partnership, General Instrument advanced $75.0 million to the Partnership in exchange for a note (the "Note") bearing interest at a rate of 8%. The Note provided for the deferral of scheduled interest payments under certain circumstances.

     At December 31, 1998, the Partnership owed General Instrument $80.9 million under this Note, including accrued interest of $5.9 million. The fair value of the Note, computed based upon current interest rates for debt instruments with comparable maturities and characteristics, as at December 31, 1998 was approximately $62.5 million. In conjunction with the Recapitalization (see Note
1) in November 1999, the outstanding principal and interest were converted into 4,337,633 shares of the Company's common stock. At December 31, 1997, NLC had a payable to General Instrument of $41.1 million representing net advances to it during 1997. This amount was contributed to the Partnership in 1998. During 1998, an additional $19.6 million was contributed to the Partnership by the Limited Partner. In 1999, the Limited Partner provided an additional $34.0 million of capital contributions and increased its Partnership interest to 90.4%.

     In 1997, General Instrument allocated the cost of certain corporate general and administrative services and shared services (primarily certain legal and other costs related to the litigation discussed in Note 12) to NLC. Such allocations were based upon General Instrument's estimates of the incremental costs of providing such services. Management believes that the method used by General Instrument to determine the allocated expenses was reasonable. The allocated expenses were $1.0 million in 1997. It is not practicable to determine the actual costs that would have been incurred if NLC operated on a stand-alone basis; accordingly such allocations may not necessarily be indicative of the level of expenses which would have been incurred had it been operating as a separate stand-alone entity for the year ended December 31, 1997. Since January 1, 1998, all costs to operate on a stand-alone basis were incurred by the Partnership or the Company and have been reflected in the accompanying financial statements. Accordingly, no costs were allocated to the Partnership or the Company during such periods.

     In connection with the tandem stock option grant described in Note 9, the Company remits to taxing authorities taxes withheld by General Instrument ("GI") for stock options exercised by NLC employees. The amounts due from GI for withholding taxes at December 31, 1999 and 1998 were $950,000 and $3,350,000, respectively.

 9. STOCK OPTION PLANS AND NONCASH COMPENSATION CHARGES

NLC STOCK OPTION PLANS

     Certain employees of the Partnership were granted contingently exercisable stock options (included in the table which follows) in NLC which vest over a period of two to three years and which expire in ten years. Such options were exercisable only in the event of an IPO or a change in control of NLC (the "Event"). In addition, in January 1997, as part of a tandem stock option grant, certain employees of NLC were granted options at $1.11 per share for a total of
1.9 million shares of common stock of NLC, or options at $15.75 per share for a total of 1.5 million shares of General Instrument common stock (the "GI Options"). Under the terms of the grant, the exercise of options on either NLC or General Instrument common stock results in the cancellation of options in the other company's common stock at a ratio of approximately 1.4 shares of NLC common stock to 1 share of General Instrument common stock. The NLC options were exercisable only upon an Event. The options have a ten-year life and vest over three years. If the GI Options are more likely to be exercised no compensation expense will be recognized. If it becomes more likely that the NLC options will be exercised, compensation expense will be recognized at such time.

                        NEXT LEVEL COMMUNICATIONS, INC.

                  YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997

NONCASH COMPENSATION CHARGES

     In November 1999, in conjunction with the Recapitalization (see Note 1), the outstanding options granted under the NLC stock option plan were converted into options to purchase 6,964,904 shares of the Company's common stock with equivalent terms and exercise prices. As a result of the Offering, compensation expense of $96,864,000 was recognized in the fourth quarter of 1999 related to the contingently exercisable stock options. The compensation expense was determined based on the difference between the exercise price of the vested portion of such options and the initial offering price for the Company's common stock. At December 31, 1999, it was determined the NLC options granted as a tandem stock grant were more likely to be exercised than the related GI Options. As a result, the Company recorded $31,420,000 in compensation expense related to the tandem stock grant. The compensation expense was calculated based on the difference between the exercise price of the vested portion of the NLC options and the initial offering price of the Company's common stock. At December 31, 1999, the Company had unearned compensation of $2,384,000 in connection with the unvested portion of options originally granted under the NLC Stock Plan. The Company will recognize such compensation expense of $2,384,000 in the quarter ended March 31, 2000, as a result of the Motorola acquisition of General Instrument.

  1999 Stock Plan

     The Company adopted its 1999 Stock Plan effective October 1, 1999. Options to purchase 5,299,594 shares of common stock were granted under the 1999 Stock Plan and were outstanding at December 31, 1999. These options have an exercise price equal to $11.00 per share, will vest with respect to 25% of the shares after 12 months of service and the remaining 75% in equal monthly installments over the next 36 months of service and expire in ten years. No future awards under the 1999 Stock Plan will be made.

  1999 Equity Incentive Plan

     On October 10, 1999, the Company adopted the 1999 Equity Incentive Plan under which 4,000,000 shares of our common stock were reserved for issuance. The Company has granted 2,696,500 shares as of December 31, 1999. The exercise price is equal to the fair market value of common stock on the option grant date with 25% vesting after 12 months of service and the remaining 75% vesting in equal monthly installments over the next 36 months of service. Options expire not later than ten years after the date of grant.

                        NEXT LEVEL COMMUNICATIONS, INC.

                  YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997

     The following table summarizes activity relating to the NLC Stock Plan (including those granted as part of the tandem stock option grant) and the 1999 Stock Plan and 1999 Equity Incentive Plan (the "Plans"):

                                                                        WEIGHTED AVERAGE
                                                              SHARES     EXERCISE PRICE
                                                              ------    ----------------
                                                                    (IN THOUSANDS)
Balance at December 31, 1996................................      --         $   --
Granted.....................................................   6,914           0.98
                                                              ------
Balance at December 31, 1997 (none exercisable).............   6,914           0.98
Granted.....................................................     179           5.74
Canceled....................................................      (4)          1.11
                                                              ------
Balance at December 13, 1998 (none exercisable).............   7,089           1.10
Granted (weighted average fair value of $14.98).............   8,109          29.29
Canceled....................................................    (281)          1.28
Exercised...................................................     (10)          1.61
                                                              ------
Balance at December 31, 1999 (6,799 exercisable shares).....  14,907         $16.43
                                                              ======

     The following table summarizes information about options granted under the Plans and outstanding at December 31, 1999:

                                 OUTSTANDING                          EXERCISABLE
                  ------------------------------------------   -------------------------
                      NUMBER          WEIGHTED      WEIGHTED       NUMBER       WEIGHTED
                  OUTSTANDING AT      AVERAGE       AVERAGE    EXERCISABLE AT   AVERAGE
                   DECEMBER 31,    REMAINING LIFE   EXERCISE    DECEMBER 31,    EXERCISE
EXERCISE PRICES        1999          (IN YEARS)      PRICE          1999         PRICE
---------------   --------------   --------------   --------   --------------   --------
                       (IN                                          (IN
                    THOUSANDS)                                   THOUSANDS)
$ 0.84 - $ 1.53        6,640             7.2         $ 0.98        6,631         $0.98
$ 6.18 - $ 9.66          274             8.9           7.61          168          7.29
         $11.00        5,296             9.7          11.00           --            --
$63.50 - $66.25        2,697            10.0          66.00           --            --
                      ------                                       -----
$ 0.84 - $66.25       14,907             8.8         $16.43        6,799         $1.13
                      ======                                       =====

  1999 Employee Stock Purchase Plan

     On October 10, 1999, the Company adopted the 1999 Employee Stock Purchase Plan (the "Purchase Plan") under which 1,000,000 shares of common stock were reserved for issuance. All employees are eligible to participate. Eligible employees may begin participating in the 1999 Employee Stock Purchase Plan at the start of any offering period each of which lasts 24 months. Overlapping offering periods start on May 1 and November 1 of each year. However, the first offering period was started on the effective date of the Offering and will end on October 31, 2001. In 1999, no shares of common stock were issued under the Purchase Plan.

  Additional Stock Plan Information

     The Company accounts for its stock-based awards using the intrinsic value method in accordance with APB No. 25.

     SFAS No. 123, Accounting for Stock-Based Compensation, requires the disclosure of pro forma net loss and net loss per share had the Company adopted the fair value method. Under SFAS No. 123, the fair value of stock-based awards to employees is calculated through the use of option pricing models which were developed to estimate the fair value of freely tradable, fully transferable options without vesting

                        NEXT LEVEL COMMUNICATIONS, INC.

                  YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997

restrictions. Such options differ significantly from the Company' stock-based awards. These models require subjective assumptions, including future stock price volatility and expected time to exercise, which greatly affect the calculated values. The Company's calculations for options granted after the Offering were made using the Black-Scholes option pricing model.

     The estimated fair value of an option grant is based, in part, on the estimated term of the option. Prior to the Offering, NLC options granted under the NLC Stock Plan were not exercisable. As a result, it is not practicable to determine the expected term of NLC options and therefore it is not possible to estimate the fair value of such options. As a result, disclosure of the estimated grant date fair value of such NLC options and the related pro forma compensation expense for 1997 and 1998 is not possible.

     The assumptions and pro forma net loss disclosed below for 1997 relate to the GI Options granted during 1997 which was calculated using the following assumptions: weighted average fair value of $5.70, expected life, 4 years; risk free interest rate, 6.4%; volatility, 35%; and no dividends during expected term.

     The following assumptions were used in the estimated fair value calculations of 1999 stock option grants:

Expected dividend yield.....................................     0%
Expected stock price volatility.............................  70.0%
Risk fee interest rate......................................   5.9%
Expected term (years).......................................   4.8

     Under SFAS No. 123, had the Company recorded compensation expense based on the estimated grant date fair value for awards based on grants under the Plans and the tandem stock grant, net loss and net loss per share would have changed. The amounts below represent the pro forma amounts for 1999, 1998 and 1997 (in thousands):

                                                      1999         1998        1997
                                                    ---------    --------    --------
Net loss, as reported.............................  $(205,072)   $(81,731)   $(66,429)
Pro forma net loss, as adjusted...................  $(213,108)   $(84,494)   $(69,190)
Pro forma diluted loss per share..................  $   (2.78)   $  (1.08)   $  (0.95)
Pro forma diluted loss per share, as adjusted.....  $   (2.98)   $  (1.21)   $  (0.99)

10. EMPLOYEE BENEFIT PLANS

     Prior to the Offering, employees who met certain eligibility requirements were able to participate in the General Instrument 401(k) Plan. Employees could contribute up to 10% of their annual compensation, subject to the legal maximum. The Company contributed an amount equal to 50% of the first 6% of the employee's salary that the employee contributed. The Company's expense related to the General Instrument 401(k) Plan was $589,000, $513,000 and $409,000 in 1999, 1998
and 1997, respectively. In January 2000, the Company adopted the NLC Plan to which employees could contribute up to 12% of salary subject to the legal maximum. The Company contributes an amount equal to 100% of the first 5% of the employees' contribution.

     Additionally, prior to the Offering, employees were eligible to participate in the General Instrument Pension Plan. The Company expensed $232,000, $419,000 and $229,000 related to these plans for the years ended December 31, 1999, 1998 and 1997, respectively. Subsequent to the completion of the Offering, participants in the General Instrument Pension Plan who have an accrued benefit of less than $5,000 will be removed from the Plan and will have their accrued benefits distributed to them. Participants with accrued benefits exceeding $5,000 are not eligible for distribution from the Plan as their accrued benefits are payable as an annuity at retirement.

                        NEXT LEVEL COMMUNICATIONS, INC.

                  YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997

11. CAPITAL LEASE OBLIGATIONS

     The Company leases certain equipment under capital leases. Leases expire at various dates from 2000 to 2001 and all contain purchase options.

     Future minimum lease payments at December 31, 1999 are as follows (in thousands):

Years ending December 31:
  2000......................................................  $  684
  2001......................................................     366
                                                              ------
     Total..................................................   1,050
Less amounts representing interest..........................    (104)
                                                              ------
Present value of net minimum lease payments.................  $  946
                                                              ======

12. INCOME TAXES

     No income tax benefit has been recorded through December 31, 1999 because of the net operating losses incurred and full valuation allowance provided. A valuation allowance is provided when it is more likely than not that some portion of the deferred tax assets will not be realized. The Company established a 100% valuation allowance at December 31, 1999 due to the uncertainty of realizing future tax benefits from its net operating loss carryforwards and other deferred tax assets.

     As of December 31, 1999, the Company has net operating loss carryforwards of approximately $10,900,000 for federal and $5,500,000 for state tax purposes. In addition, as of December 31, 1999, the Company has research and development credit carryforwards of approximately $319,000 for federal and $246,000 for state tax purposes. It is uncertain whether the Company will be able to utilize the net operating losses incurred during the period November 9, 1999 through December 31, 1999, due to the acquisition of General Instrument by Motorola.

     For the period January 1, 1998 through November 9, 1999, the Company was a limited partnership entity. For federal and state tax purposes, limited partnership entities pass all items of income and expense through to the respective partners of the entity. Consequently, all items of income and expense attributable to the period in which the Company was a limited partnership were allocated directly to the respective partners.

13. COMMITMENTS AND CONTINGENCIES

     The Company leases its facilities and certain equipment under operating leases. Leases expire at various dates from 2000 to 2006 and certain facilities leases have renewal options.

     During 1998 the Company entered into an operating lease for one of its buildings which expires in 2004. General Instrument had provided a residual value guarantee to the lessor of approximately 82% of the total building cost at inception. On December 30, 1999, the Company exercised its purchase option, and paid $24.9 million to acquire the land and building. Rent expense recorded under the lease was $1.4 million in 1999 and $0.8 million in 1998.

                        NEXT LEVEL COMMUNICATIONS, INC.

                  YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997

     Future minimum lease payments at December 31, 1999 are as follows (in thousands):

Years ending December 31:
  2000......................................................  $1,593
  2001......................................................     961
  2002......................................................     779
  2003......................................................     594
  2004......................................................     578
  Thereafter................................................   1,156
                                                              ------
     Total..................................................  $5,661
                                                              ======

     Rent expense was $4.3 million in 1999, $3.8 million in 1998, and $1.1 million in 1997.

     The Company has a commitment with a supplier to purchase approximately $1.5 million of components in each of the 12 months following the release of certain products for sale and approximately $4.3 million in the subsequent 12 months. In addition, the Company has a commitment to purchase $2.4 million of components prior to September 2002 with a minimum purchase of $0.5 million each 12-month period following the release of the certain products for sale. The Company has a commitment to two other suppliers to purchase approximately $9.0 million and $14.4 million of components prior to December 2000 and 2001, respectively. The Company has commitments to purchase components of approximately $3.8 million with three suppliers as of December 31, 1999.

     In May 1998, actions by BroadBand Technologies, Inc. against General Instrument and by Next Level Communications against BroadBand Technologies, pending in the United States District Court for the Eastern District of North Carolina, were dismissed with prejudice. The action brought by BroadBand related to fiber optic communications systems for delivering television signals and a patent held by BroadBand. The action brought by Next Level Communications involved contentions that BroadBand infringed two patents held by Next Level Communications relating to video compression and signal processing and that BroadBand had violated antitrust laws. These dismissals were entered pursuant to a settlement agreement under which, among other things, Next Level Communications, Inc. paid BroadBand Technologies $5.0 million, which was expensed in 1998, and BroadBand Technologies and Next Level Communications, Inc. have entered into a perpetual cross-license of patents applied for or issued currently through May 2003.

     In April 1995, DSC Communications Corporation and DSC Technologies Corporation (collectively, "DSC") brought suit against NLC and the founders of NLC. In June 1996, a final judgement against NLC and the individual defendants was entered in favor of DSC, and an expense for the expected final award of $141.0 million was recorded. General Instrument paid the $141.0 million judgement in 1997 as required by the 1995 agreement for the acquisition of NLC; accordingly, the $141.0 million has been shown as a capital contribution in 1997.

     On March 5, 1998, an action entitled DSC Communications Corporation and DSC Technologies Corporation v. Next Level Communications, Inc., Spencer Trask Investors LLC, General Instrument Corporation and Spencer Trask & Co., Inc. was filed in the Superior Court of the State of Delaware in and for New Castle County (the "Delaware Action"). In that action, DSC alleged that in connection with the formation of the Partnership and the transfer of the switched digital video technology, the Partnership and Spencer Trask Investors LLC misappropriated DSC's trade secrets; that General Instrument improperly disclosed trade secrets when it conveyed such technology to the Partnership; and that Spencer Trask conspired to misappropriate DSC's trade secrets. The plaintiffs sought actual damages for the defendants' purported unjust enrichment, disgorgement of consideration, exemplary damages and attorney's

                        NEXT LEVEL COMMUNICATIONS, INC.

                  YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997

fees, all in unspecified amounts. In April 1998, General Instrument and the other defendants filed an action in the United District Court for the Eastern District of Texas, requesting that the federal court preliminarily and permanently enjoin DSC from prosecuting the Delaware Action because by pursuing such action, DSC effectively was trying to circumvent and relitigate the Texas federal court's November 1997 judgment in a previous lawsuit involving DSC. On May 14, 1998, the United States District Court for the Eastern District of Texas granted a preliminary injunction preventing DSC from proceeding with the Delaware Action. On July 6, 1998, the defendants filed a motion for summary judgement with the Texas Court requesting a permanent injunction preventing DSC from proceeding with this litigation. In June 1999 the United States Court of Appeals for the Fifth Circuit affirmed the judgment of the Texas court. On July 15, 1999, the Texas federal court granted the Delaware Action defendants' motion for summary judgement and issued its final judgement permanently enjoining DSC from prosecuting and continuing the Delaware Action.

14. PRO FORMA NET LOSS PER SHARE

     Pro forma basic and diluted net loss per share, is computed by dividing the pro forma net loss by the pro forma shares outstanding for the period giving effect to the Recapitalization as if it had occurred on January 1, 1997. Pro forma basic and diluted net loss per share give effect to the contribution of the note and accrued interest thereon payable to General Instrument and the related elimination of interest expense of $5.8 million and $5.9 million in 1999 and 1998, respectively.

     The following is a reconciliation of the components of the basic and diluted net loss per share (in thousands):

                                                      1999         1998        1997
                                                    ---------    --------    --------
Net loss..........................................  $(205,072)   $(81,731)   $(66,429)
Less: Interest expense for converted GI note
  payable.........................................      5,813       5,940          --
                                                    ---------    --------    --------
Pro forma net loss, basic and diluted.............  $(199,259)   $(75,791)   $(66,429)
                                                    =========    ========    ========
Pro forma weighted average shares outstanding.....     71,598      69,967      69,967
                                                    =========    ========    ========
Pro forma net loss per share, basic and diluted...  $   (2.78)   $  (1.08)   $  (0.95)
                                                    =========    ========    ========

     For the above-mentioned periods, the Company had securities outstanding which could potentially dilute basic earnings per share in the future, but were excluded from the computation of diluted net loss per share in the periods presented as their effect would have been antidilutive. Such outstanding securities consist of the following (in thousands):

                                                              1999     1998     1997
                                                             ------    -----    -----
Warrants granted to general partner........................   8,480    8,480    8,480
Outstanding employee stock options.........................  14,907       --       --
                                                             ------    -----    -----
  Total....................................................  23,387    8,480    8,480
                                                             ======    =====    =====

                        NEXT LEVEL COMMUNICATIONS, INC.

                            CONDENSED BALANCE SHEETS
                      MARCH 31, 2000 AND DECEMBER 31, 1999
                       (IN THOUSANDS, EXCEPT SHARE DATA)
                                  (UNAUDITED)

                                                              MARCH 31,   DECEMBER 31,
                                                                2000          1999
                                                              ---------   ------------
                           ASSETS
Current Assets:
  Cash and cash equivalents.................................  $106,283      $128,752
  Marketable securities.....................................     9,977        14,971
  Trade receivables, less allowance for doubtful accounts of
     $1,321 and $1,337, respectively........................    15,379        13,879
  Other receivables.........................................     1,880         1,435
  Inventories...............................................    22,325        22,553
  Receivable from General Instrument........................        --           950
  Receivable from Motorola..................................    12,697            --
  Prepaid expenses and other current assets.................     1,866         1,792
                                                              --------      --------
     Total current assets...................................   170,407       184,332
Marketable Securities.......................................     4,952        30,151
Property and Equipment, Net.................................    48,348        48,263
Intangibles (less accumulated amortization of $3,441 and
  $3,141, respectively).....................................     4,765         5,065
                                                              --------      --------
     Total..................................................  $228,472      $267,811
                                                              ========      ========

            LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
  Accounts payable..........................................  $ 18,919      $ 13,261
  Other accrued liabilities.................................    13,653        11,375
  Deferred revenues.........................................     5,858        11,148
  Current portion of capital lease obligations..............       539           600
                                                              --------      --------
     Total current liabilities..............................    38,969        36,384
                                                              --------      --------
Long-Term Debt..............................................        --        24,853
Long-Term Capital Lease Obligations.........................       256           346
Stockholders' Equity:
  Common stock -- $.01 par value, 200,000,000 shares
     authorized, 79,942,000 shares issued and outstanding...       754           754
  Additional paid-in capital................................   412,083       412,930
  Accumulated deficit.......................................  (223,502)     (205,072)
  Unrealized loss on marketable securities..................       (88)           --
  Unearned compensation.....................................        --        (2,384)
     Total stockholders' equity.............................   189,247       206,228
                                                              --------      --------
     Total..................................................  $228,472      $267,811
                                                              ========      ========

See notes to condensed financial statements.

                        NEXT LEVEL COMMUNICATIONS, INC.

                       CONDENSED STATEMENTS OF OPERATIONS
          FOR THE THREE MONTHS ENDED MARCH 31, 2000 AND MARCH 31, 1999
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)
                                  (UNAUDITED)

                                                              MARCH 31,    MARCH 31,
                                                                2000         1999
                                                              ---------    ---------
Revenues:
  Equipment.................................................  $ 29,689     $  7,947
  Software..................................................       790          830
                                                              --------     --------
     Total revenues.........................................    30,479        8,777
                                                              --------     --------
Cost of Revenues:
  Equipment.................................................    24,891        8,331
  Software..................................................        57           74
                                                              --------     --------
     Total cost of revenues.................................    24,948        8,405
                                                              --------     --------
Gross Profit................................................     5,531          372
                                                              --------     --------
Operating Expenses:
  Research and development..................................    13,844       11,253
  Selling, general and administrative.......................     9,565        6,791
  Noncash compensation charge...............................     2,384           --
                                                              --------     --------
     Total operating expenses...............................    25,793       18,044
                                                              --------     --------
Operating Loss..............................................   (20,262)     (17,672)
Other Income (Expense), Net.................................        (5)         108
Interest Income/(Expense)...................................     1,837       (1,693)
                                                              --------     --------
Net Loss....................................................  $(18,430)    $(19,257)
                                                              ========     ========
Basic and Diluted Net Loss Per Common Share (Pro Forma in
  1999).....................................................  $  (0.23)    $  (0.25)
                                                              ========     ========
Shares Used to Compute Basic and Diluted Net Loss Per Share
  (Pro Forma in 1999).......................................    79,766       69,967
                                                              ========     ========

See notes to condensed financial statements.

                        NEXT LEVEL COMMUNICATIONS, INC.

                       CONDENSED STATEMENTS OF CASH FLOWS
          FOR THE THREE MONTHS ENDED MARCH 31, 2000 AND MARCH 31, 1999
                                 (IN THOUSANDS)
                                  (UNAUDITED)

                                                              MARCH 31,    MARCH 31,
                                                                2000         1999
                                                              ---------    ---------
OPERATING ACTIVITIES:
  Net loss..................................................  $(18,430)    $(19,257)
  Adjustments to reconcile net loss to net cash used in
     operating activities:
     Non-cash compensation charge...........................     2,384           --
     Depreciation and amortization..........................     2,745        1,844
     Changes in assets and liabilities:
       Trade receivables....................................    (1,500)       2,617
       Inventories..........................................       228       (6,031)
       Other current and noncurrent assets..................   (12,271)      (5,682)
       Accrued interest payable to General Instrument.......        --        1,645
       Accounts payable.....................................     5,658       (5,851)
       Accrued liabilities and deferred revenues............    (3,012)      11,474
                                                              --------     --------
          Net cash used in operating activities.............   (24,198)     (19,241)
                                                              --------     --------
INVESTING ACTIVITIES:
  Purchases of property and equipment.......................    (2,531)      (1,358)
  Proceeds from notes receivable............................         5          229
  Release of restrictions on long-term marketable
     securities.............................................    30,106           --
                                                              --------     --------
          Net cash used in/provided by investing
            activities......................................    27,580       (1,129)
                                                              --------     --------
FINANCING ACTIVITIES:
  Payment of IPO costs......................................      (847)          --
  Repayments on borrowings..................................   (24,853)          --
  Repayment of capital lease obligations....................      (151)          --
  General Instrument capital contribution...................        --       24,000
                                                              --------     --------
          Net cash provided by/used in financing
            activities......................................   (25,851)      24,000
                                                              --------     --------
Net Increase (Decrease) in Cash and Cash Equivalents........   (22,469)       3,630
Cash and Cash Equivalents, Beginning of period..............   128,752       28,983
                                                              --------     --------
Cash and Cash Equivalents, End of Period....................  $106,283     $ 32,613
                                                              ========     ========

See notes to condensed financial statements.

                        NEXT LEVEL COMMUNICATIONS, INC.

                    NOTES TO CONDENSED FINANCIAL STATEMENTS
                   FOR THE THREE MONTHS ENDED MARCH 31, 2000
                                  (UNAUDITED)

1. BASIS OF PRESENTATION

     The accompanying unaudited condensed financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and pursuant to the rules and regulations of the Securities and Exchange Commission. While these financial statements reflect all adjustments (consisting of normal recurring items) which are, in the opinion of management, necessary to present fairly the results of the interim period, they do not include all information and footnotes required by generally accepted accounting principles for complete financial statements. These financial statements and notes should be read in conjunction with the financial statements and notes thereto for the year ended December 31, 1999 contained in the Company's Annual Report on Form 10-K. Certain prior period amounts have been reclassified to conform to the current period presentation. The results of operations for the three-month period ended March 31, 2000 are not necessarily indicative of the operating results for the full year.

2. ORGANIZATION AND RECAPITALIZATION

     Next Level Communications, Inc. (the "Company") is a provider of broadband communications equipment that enables telephone companies and other communications service providers to cost effectively deliver voice, data and video services over the existing copper wire telephone infrastructure.

     Next Level Communications ("NLC" or the "Limited Partner") was incorporated as a California corporation on June 22, 1994 and commenced operations in July 1994. In September 1995, NLC was acquired by General Instrument Corporation ("General Instrument").

     In January 1998, NLC transferred its net assets, management and workforce to a newly formed limited partnership, Next Level Communications L.P. (the "Partnership"), in exchange for an 89% limited partnership interest. The Partnership recorded the net assets transferred at their historical cost. At the same time, Spencer Trask Investors, LLC (the "General Partner") acquired an 11% general partner interest in the Partnership in exchange for a $10.0 million cash contribution.

     On August 24, 1999 the Partnership formed the Company as a wholly owned subsidiary. On October 14, 1999, management of NLC effected a 1-for-3 reverse stock split.

     All share amounts in the accompanying financial statements have been restated to give effect to the reverse stock split.

     On November 9, 1999, the Company issued 9,775,000 shares of common stock at $20.00 per share for net proceeds of $177,016,000 in an initial public offering (the "Offering"). Prior to the completion of the Offering, the following recapitalization transactions (the "Recapitalization") occurred:

     - The note payable and accrued interest to General Instrument of $86.8 million was converted into 4,337,633 shares of the Company's common stock.

     - The Partnership and NLC (a wholly owned subsidiary of General Instrument) were merged into the Company. As part of this merger, the General Partner received 5,863,329 shares of the Company's common stock and General Instrument received 55,366,091 shares of the Company's common stock in exchange for their respective partnership interests.

     - The Company issued a common stock dividend of 4,400,000 shares to General Instrument to reflect the additional value, $88 million, that will be received by the Company upon exercise of the warrants described below. In accordance with the Partnership agreement. NLC was entitled to receive $88.0 million exercise price. As a result of the Recapitalization, such amount will be

                        NEXT LEVEL COMMUNICATIONS, INC.

                   FOR THE THREE MONTHS ENDED MARCH 31, 2000
                                  (UNAUDITED)

       received by the Company, should these warrants be exercised. Accordingly, General Instrument received the $88.0 million of common stock (4,400,000 shares) because it would have received that amount under the Partnership agreement.

     - The General Partner's option contained in the Partnership agreement to acquire up to 11% of NLC upon an initial public offering was converted into warrants to acquire 8,480,102 shares of the Company's common stock at $10.38 per share.

     - Options granted to employees of the Partnership to purchase shares of NLC were converted on a one-for-one basis into options to purchase a total of 6,964,904 shares of the Company's common stock.

The Recapitalization was accounted for at historical cost. The accompanying condensed financial statements represent those of the Company for the three months ended March 31, 2000 and those of the Partnership for the three months ended March 31, 1999. In January 2000, General Instrument was acquired by Motorola, Inc.

3. LONG-TERM DEBT

     In December 1999, the Company entered into a revolving bank line of credit ("Line") under which the Company may borrow up to the lesser of $50 million or the value of pledged collateral. At December 31, 1999, the balance outstanding was $24,853,000. Interest on the Line is at IBOR plus .7%. The Line's maturity is October 1, 2001. On February 11, 2000, the Company paid all outstanding principal and interest. On February 29, 2000, the Company issued a $25,000,000 performance bond in support of one of its customers that will expire on June 1, 2000. At March 31, 2000, there was $25,000,000 under the line of credit available to the Company.

4. NET LOSS AND PRO FORMA NET LOSS PER SHARE

     Basic and diluted net loss per share for the quarter ended March 31, 2000 is computed by dividing net loss by the average shares outstanding for the quarter. Pro forma basic and diluted net loss per share for the quarter ended March 31, 1999 is computed by dividing the pro forma net loss by the pro forma shares outstanding for the period giving effect to the Recapitalization as if it had occurred on January 1, 1999.

     The following is a reconciliation of the components of the basic and diluted net loss per share (in thousands, except per share amounts):

                                                                FOR THE
                                                          THREE MONTHS ENDED
                                                               MARCH 31,
                                                         ---------------------
                                                           2000        1999
                                                         --------    ---------
                                                                     PRO FORMA
Net loss...............................................  $(18,430)   $(19,257)
Less: Interest expense for converted GI note payable...        --       1,600
                                                         --------    --------
Net loss...............................................  $(18,430)   $(17,657)
                                                         ========    ========
Weighted average shares outstanding....................    79,766      69,967
                                                         ========    ========
Basic and diluted net loss per share...................  $   (.23)   $   (.25)
                                                         ========    ========

                        NEXT LEVEL COMMUNICATIONS, INC.

                   FOR THE THREE MONTHS ENDED MARCH 31, 2000
                                  (UNAUDITED)

     For the above-mentioned periods, the Company had potentially dilutive securities outstanding that were excluded from the computation of diluted net loss per share in the periods presented, as their effect would have been antidilutive. Such outstanding securities consist of the following (in thousands):

                                                         MARCH 31,    MARCH 31,
                                                           2000         1999
                                                         ---------    ---------
General Partner's warrants.............................    8,480        8,480
Outstanding employee options...........................   15,262        8,006
                                                          ------       ------
  Total................................................   23,742       16,486
                                                          ======       ======

5. NONCASH COMPENSATION CHARGES

     At December 31, 1999, the Company had unearned compensation of $2,384,000 in connection with the unvested portion of options originally granted under the NLC Stock Plan. The Company recognized such compensation expense of $2,384,000 in the quarter ended March 31, 2000, as a result of the vesting that occurred upon the Motorola acquisition of General Instrument in January 2000.

6. COMPREHENSIVE INCOME (LOSS)

     In June 1997, the Financial Accounting Standards Board issued SFAS No. 130, Reporting Comprehensive Income. SFAS No. 130 requires the Company to report a new, additional measure of income on the Company's income statement or to create a new financial statement that shows the new measure of income. "Comprehensive Income" includes unrealized gains and losses on marketable securities that have previously been excluded from net income and reflected instead in equity. The following table sets forth the calculation of comprehensive loss:

                                                          THREE MONTHS ENDED
                                                              MARCH 31,
                                                         --------------------
                                                           2000        1999
                                                         --------    --------
Net loss...............................................  $(18,430)   $(19,257)
Unrealized loss on marketable securities...............       (88)         --
                                                         --------    --------
  Total comprehensive loss.............................  $(18,518)   $(19,257)
                                                         ========    ========

                     [NEXT LEVEL COMMUNICATIONS, INC. LOGO]

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by the Registrant in connection with the sale of Common Stock being registered. All amounts are estimates except the SEC registration fee.

SEC registration fee........................................  $ 29,957
NASD fee....................................................    11,848
Printing and engraving expenses.............................   100,000
Legal fees and expenses.....................................   250,000
Accounting fees and expenses................................   100,000
Blue sky fees and expenses..................................     5,000
Transfer agent fees.........................................    10,000
Miscellaneous fees and expenses.............................    18,195
                                                              --------
          Total.............................................  $525,000
                                                              ========

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 145 of the Delaware General Corporation Law authorizes a court to award or a corporation's Board of Directors to grant indemnification to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933, as amended (the "Securities Act"). The Registrant's Certificate of Incorporation provides for mandatory indemnification of its directors and officers and permissible indemnification of employees and other agents to the maximum extent permitted by the Delaware General Corporation Law. The Registrant's Certificate of Incorporation provides that, pursuant to Delaware law, its directors shall not be liable for monetary damages for breach of the directors' fiduciary duty as directors to the Registrant and its stockholders. This provision in the Certificate of Incorporation does not eliminate the directors' fiduciary duty, and in appropriate circumstances equitable remedies such as injunctive or other forms of non-monetary relief will remain available under Delaware law. In addition, each director will continue to be subject to liability for breach of the director's duty of loyalty to the Registrant for acts or omissions not in good faith or involving intentional misconduct, for knowing violations of law, for actions leading to improper personal benefit to the director, and for payment of dividends or approval of stock repurchases or redemptions that are unlawful under Delaware law. The provision also does not affect a director's responsibilities under any other law, such as the federal securities laws or state or federal environmental laws. The Registrant has entered into Indemnification Agreements with its officers and directors, a form of which is attached as Exhibit 10.1 hereto and incorporated herein by reference. The Indemnification Agreements provide the Registrant's officers and directors with further indemnification to the maximum extent permitted by the Delaware General Corporation Law." Reference is made to Section 7 of the Underwriting Agreement a form of which is attached as Exhibit 1.1 hereto, indemnifying officers and directors of the Registrant against certain liabilities.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

     Within the last three years, a predecessor to the Registrant sold securities in the following transactions, each of which was intended to be exempt from the registration requirements of the Securities Act.

     In January 1998, Next Level Communications, a subsidiary of General Instrument, acquired an 89% limited partnership interest in Next Level Communications L.P. (the "Partnership") in exchange for the net assets, management and workforce of Next Level Communications.

     In January 1998, General Instrument advanced $75.0 million to the Partnership in exchange for a note convertible by the Partnership into shares. The Partnership used these funds for general working capital.

     In January 1998, Spencer Trask Investors, LLC acquired an 11% general partnership interest in the Partnership in exchange for a $10.0 million cash contribution.

     From November 1998 through May 1999, Next Level Communications has provided an additional $50.0 million of capital contribution in return for an increase in its partnership interest from 89% to 90.4%. The Partnership used these funds for general working capital.

     In November 1999, General Instrument contributed its $75 million note and accrued interest thereon to us, and General Instrument received 64,103,724 shares of common stock and related persons of Spencer Trask received 5,863,329 shares of common stock and warrants to purchase 8,480,102 shares of our common stock at an exercise price of $10.38 per share.

     The sales of the above securities were deemed to be exempt from registration under the Securities Act in reliance upon Section 4(2) of the Securities Act as transactions by an issuer not involving any public offering. The recipients of securities in each such transaction represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the securities used in such transactions. All recipients had adequate access, through their relationships with the Registrant, to information about the Registrant.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     (a) EXHIBITS

EXHIBIT
NUMBER                            DESCRIPTION
-------                           -----------
 1.1      Form of Underwriting Agreement.
 2.1*     Form of Merger Agreement among General Instrument
          Corporation, Spencer Trask Investors LLC, Next Level
          Communications, Next Level Communications L.P. and the
          Registrant (incorporated by reference to Exhibit 2.1 to our registration statement on Form S-1 (file no. 333-85999)).
 3.1*     Form of Restated Certificate of Incorporation (incorporated by reference to Exhibit 3.1 to our registration statement on
          Form S-1 (file no. 333-85999)).
 3.2*     Bylaws of the Registrant (incorporated by reference to
          Exhibit 3.2 to our registration statement on Form S-1 (file
          no. 333-85999)).
 4.1      Reference is made to Exhibits 3.1 and 3.2.
 4.2*     Form of Registration Rights Agreement among General
          Instrument Corporation, Spencer Trask Investors LLC and the
          Registrant (incorporated by reference to Exhibit 4.2 to our registration statement on Form S-1 (file no. 333-85999)).
 4.3*     Specimen Common Stock certificate (incorporated by reference to Exhibit 4.3 to our registration statement on Form S-1
          (file no. 333-85999)).
 5.1      Opinion of Latham & Watkins.
 9.1*     Form of Voting Trust Agreement among General Instrument
          Corporation, Registrant and Chase Mellon Shareholder
          Services LLC (incorporated by reference to Exhibit 9.1 to
          our registration statement on Form S-1 (file no.
          333-85999)).
10.1*     Form of Indemnification Agreement (incorporated by reference to Exhibit 10.1 to our registration statement on Form S-1
          (file no. 333-85999)).
10.2*     Form of Corporate and Intercompany Agreement between General
          Instrument Corporation and the Registrant (incorporated by reference to Exhibit 10.2 to our registration statement on
          Form S-1 (file no. 333-85999)).
10.3*     1999 Equity Incentive Plan (incorporated by reference to
          Exhibit 10.3 to our registration statement on Form S-1 (file
          no. 333-85999)).

EXHIBIT
NUMBER                            DESCRIPTION
-------                           -----------
10.4*     1999 Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.4 to our registration statement on Form S-1
          (file no. 333-85999)).
10.5*     Patent and Technical Information Cross License Agreement
          (incorporated by reference to Exhibit 10.5 to our
          registration statement on Form S-1 (file no. 333-85999)).
10.8**    Agreement between U S WEST Communications, Inc. and the
          Registrant (incorporated by reference to Exhibit 10.8 to our registration statement on Form S-1 (file no. 333-85999)).
10.9**    Agreement by and among Telesector Resources Group, Inc.,
          General Instrument Corporation and the Registrant
          (incorporated by reference to Exhibit 10.9 to our
          registration statement on Form S-1 (file no. 333-85999)).
10.10**   Agreement between the Registrant and SCI Technology, Inc.
          (incorporated by reference to Exhibit 10.10 to our
          registration statement on Form S-1 (file no. 333-85999)).
10.11**   Agreement between the Registrant and CMC Mississippi, Inc.
          (incorporated by reference to Exhibit 10.11 to our
          registration statement on Form S-1 (file no. 333-85999)).
10.12*    1999 Stock Plan (incorporated by reference to Exhibit 10.12 to our registration statement on Form S-1 (file no.
          333-85999)).
10.13*    Form of Warrant (incorporated by reference to Exhibit 10.13 to our registration statement on Form S-1 (file no.
          333-85999)).
10.14***  Business Loan Agreement between Bank of America, N.A. and the Registrant dated as of December 27, 1999.
23.1      Independent Auditors' Consent.
23.2      Consent of Counsel. Reference is made to Exhibit 5.1.
24.1      Power of Attorney (see page II-5).

-------------------------
  * Incorporated by reference.

 ** Confidential treatment has been granted as to certain portions of these exhibits, which are incorporated by reference.

*** To be filed by amendment.

     (b) FINANCIAL STATEMENT SCHEDULES

     Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes.

ITEM 17. UNDERTAKINGS

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the Delaware General Corporation Law, the Certificate of Incorporation or the Bylaws of the Registrant, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The undersigned Registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or
     (4) or

     497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Rohnert Park, State of California, on June 5, 2000.

                                          NEXT LEVEL COMMUNICATIONS, INC.

                                          By      /s/ JAMES T. WANDREY
                                            ------------------------------------
                                                      James T. Wandrey
                                                   Senior Vice President
                                                and Chief Financial Officer

                               POWER OF ATTORNEY

     KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below does hereby constitute and appoint James T. Wandrey, with full power of substitution and full power to act without the other, his true and lawful attorney-in-fact and agent to act for him in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and to sign any registration statement for the same offering covered by this registration statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the Securities Act of 1933, and all post-effective amendments thereto, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done in order to effectuate the same as fully, to all intents and purposes, as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent may lawfully do or cause to be done by virtue hereof.

     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BY EACH OF THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED:


                /s/ PETER W. KEELER                  Chief Executive Officer, (Principal   June 5, 2000
---------------------------------------------------  Executive Officer) Chairman of the
                  Peter W. Keeler                            Board and President

               /s/ JAMES T. WANDREY                    Senior Vice President and Chief     June 5, 2000
---------------------------------------------------     Financial Officer (Principal
                 James T. Wandrey                     Financial and Accounting Officer)

                 /s/ LYNN FORESTER                                Director                 June 5, 2000
---------------------------------------------------
                   Lynn Forester

               /s/ PAUL S. LATCHFORD                              Director                 June 5, 2000
---------------------------------------------------
                 Paul S. Latchford

              /s/ FERDINAND C. KUZNIK                             Director                 June 5, 2000
---------------------------------------------------
                Ferdinand C. Kuznik

                /s/ JOHN MCCARTNEY                                Director                 June 5, 2000
---------------------------------------------------
                  John McCartney

                /s/ SCOTT POTERACKI                               Director                 June 5, 2000
---------------------------------------------------
                  Scott Poteracki

                /s/ DENNIS RHEAULT                                Director                 June 5, 2000
---------------------------------------------------
                  Dennis Rheault

                /s/ RICHARD SEVERNS                               Director                 June 5, 2000
---------------------------------------------------
                  Richard Severns

                                 EXHIBIT INDEX

EXHIBIT
NUMBER                                 DESCRIPTION
-------                                -----------
 1.1       --  Form of Underwriting Agreement.
 2.1*      --  Form of Merger Agreement among General Instrument
               Corporation, Spencer Trask Investors LLC, Next Level
               Communications, Next Level Communications L.P. and the
               Registrant (incorporated by reference to Exhibit 2.1 to our registration statement on Form S-1 (file no. 333-85999)).
 3.1*      --  Form of Restated Certificate of Incorporation (incorporated by reference to Exhibit 3.1 to our registration statement on
               Form S-1 (file no. 333-85999)).
 3.2*      --  Bylaws of the Registrant (incorporated by reference to
               Exhibit 3.2 to our registration statement on Form S-1 (file
               no. 333-85999)).
 4.1       --  Reference is made to Exhibits 3.1 and 3.2.
 4.2*      --  Form of Registration Rights Agreement among General
               Instrument Corporation, Spencer Trask Investors LLC and the
               Registrant (incorporated by reference to Exhibit 4.2 to our registration statement on Form S-1 (file no. 333-85999)).
 4.3*      --  Specimen Common Stock certificate (incorporated by reference to Exhibit 4.3 to our registration statement on Form S-1
               (file no. 333-85999)).
 5.1       --  Opinion of Latham & Watkins.
 9.1*      --  Form of Voting Trust Agreement among General Instrument
               Corporation, the Registrant and Chase Mellon Shareholder
               Services LLC (incorporated by reference to Exhibit 9.1 to
               our registration statement on Form S-1 (file no.
               333-85999)).
10.1*      --  Form of Indemnification Agreement (incorporated by reference to Exhibit 10.1 to our registration statement on Form S-1
               (file no. 333-85999)).
10.2*      --  Form of Corporate and Intercompany Agreement between General
               Instrument Corporation and the Registrant (incorporated by reference to Exhibit 10.2 to our registration statement on
               Form S-1 (file no. 333-85999)).
10.3*      --  1999 Equity Incentive Plan (incorporated by reference to
               Exhibit 10.3 to our registration statement on Form S-1 (file
               no. 333-85999)).
10.4*      --  1999 Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.4 to our registration statement on Form S-1
               (file no. 333-85999)).
10.5*      --  Patent and Technical Information Cross License Agreement
               (incorporated by reference to Exhibit 10.5 to our
               registration statement on Form S-1 (file no. 333-85999)).
10.8**     --  Agreement between US WEST Communications, Inc. and the
               Registrant (incorporated by reference to Exhibit 10.8 to our registration statement on Form S-1 (file no. 333-85999)).
10.9**     --  Agreement by and among Telesector Resources Group, Inc.,
               General Instrument Corporation and the Registrant
               (incorporated by reference to Exhibit 10.9 to our
               registration statement on Form S-1 (file no. 333-85999)).
10.10**    --  Agreement between the Registrant and SCI Technology, Inc.
               (incorporated by reference to Exhibit 10.10 to our
               registration statement on Form S-1 (file no. 333-85999)).
10.11**    --  Agreement between the Registrant and CMC Mississippi, Inc.
               (incorporated by reference to Exhibit 10.11 to our
               registration statement on Form S-1 (file no. 333-85999)).
10.12*     --  1999 Stock Plan (incorporated by reference to Exhibit 10.12 to our registration statement on Form S-1 (file no.
               333-85999)).

EXHIBIT
NUMBER                                 DESCRIPTION
-------                                -----------
10.13*     --  Form of Warrant (incorporated by reference to Exhibit 10.13 to our registration statement on Form S-1 (file no.
               333-85999)).
10.14***   --  Business Loan Agreement between Bank of America, N.A. and the Registrant dated as of December 27, 1999.
23.1       --  Independent Auditors' Consent.
23.2       --  Consent of Counsel. Reference is made to Exhibit 5.1.
24.1       --  Power of Attorney (see page II-5).

-------------------------
  * Incorporated by reference.

 ** Confidential treatment has been granted as to certain portions of these exhibits, which are incorporated by reference.

*** To be filed by amendment.